UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. 1)

_____________________________

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) OR (g) of The Securities Exchange Act of 1934

_____________________________

Entergy Texas, Inc.
 (Exact name of registrant as specified in its charter)

Texas (State of incorporation or organization)		61-1435798 (I.R.S. Employer Identification No.)
350 Pine Street Beaumont, Texas 77701 (409) 838-6631 (Address and telephone number of principal executive offices, including zip code)

_______________________________

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
Title of class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                                                                                                                                                Accelerated filer ☐

Non-accelerated filer ☒                                                                                                                                                                 Smaller reporting company ☐
(Do not check if a smaller reporting company)

____________________________

The Commission is respectfully requested to send copies of all notices, orders and communications to:

Paul A. Castanon
Associate General Counsel
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113
(504) 576-2095

EXPLANATORY NOTE

Entergy Texas, Inc. (Entergy Texas), a wholly-owned subsidiary of Entergy Corporation (Entergy), meets the requirements set forth in General Instruction I(1) of Form 10-K. In accordance with publicized guidance from the Securities and Exchange Commission's Division of Corporation Finance, this Registration Statement on Form 10 omits certain disclosure items that correspond to the disclosure items that Entergy Texas is permitted to omit from a Form 10-K pursuant to General Instruction I(2) of Form 10-K. Entergy Texas is reducing its disclosure by omitting Items 4 through 7 in this Form 10.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

FORWARD-LOOKING INFORMATION

In this Form 10 and from time to time, Entergy Texas makes statements concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements." Words such as "believes," "intends," "plans," "predicts," "estimates," and similar expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Entergy Texas believes that these forward-looking statements and the underlying assumptions are reasonable, but it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this Form 10 and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy Texas undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors, (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this Form 10 and in subsequent securities filings):
  resolution of pending and future rate cases and negotiations, including implementation of Texas restructuring legislation, and other regulatory proceedings, including those related to Entergy's System Agreement, Entergy's utility supply plan and recovery of fuel and purchased power costs changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, the operations of the independent coordinator of transmission that includes Entergy's utility service territory, including Entergy Texas, and the application of more stringent transmission reliability requirements or market power criteria by the FERC the performance of Entergy Texas' generating plants and the other Entergy generating plants from which Entergy Texas has contracted to purchase power
  Entergy and Entergy Texas' ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities the prices and availability of fuel and power Entergy Texas and Entergy's other Utility operating companies must purchase for their utility customers, and Entergy Texas' ability to meet credit support requirements for fuel and power supply contracts volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities changes in law resulting from federal energy legislation
  changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances variations in weather and the occurrence of hurricanes and other storms and disasters
  Entergy Texas' ability to manage its operation and maintenance costs
  Entergy Texas' ability to purchase and sell assets at attractive prices and on other attractive terms the economic climate, and particularly growth in Entergy Texas' service territory the effects of Entergy's strategies to reduce tax payments changes in the financial markets, particularly those affecting the availability of capital and Entergy Texas' ability to refinance existing debt and fund investments and acquisitions actions of rating agencies, including changes in the ratings of debt, changes in general corporate ratings, and changes in the rating agencies' ratings criteria changes in inflation and interest rates
  the effect of litigation and government investigations
  advances in technology
  the potential effects of threatened or actual terrorism and war
  Entergy and Entergy Texas' ability to attract and retain talented management and directors changes in accounting standards and corporate governance

DEFINITIONS

Certain abbreviations or acronyms used in the text and notes are defined below:

Abbreviation or Acronym	Term
AEEC	Arkansas Electric Energy Consumers
AFUDC	Allowance for Funds Used During Construction
ALJ	Administrative Law Judge
APSC	Arkansas Public Service Commission
City Council	Council of the City of New Orleans, Louisiana
DOE	United States Department of Energy
EITF	FASB's Emerging Issues Task Force
Entergy	Entergy Corporation and its direct and indirect subsidiaries
Entergy Corporation	Entergy Corporation, a Delaware corporation and Entergy Texas' parent company
Entergy Gulf States, Inc.	Predecessor company for financial reporting purposes to Entergy Gulf States Louisiana that included the assets and business operations of both Entergy Gulf States Louisiana and Entergy Texas
Entergy Gulf States Louisiana

Entergy Gulf States Louisiana, L.L.C., a company created in connection with the jurisdictional separation of Entergy Gulf States, Inc. and the successor company to Entergy Gulf States, Inc. for financial reporting purposes. The term is also used to refer to the Louisiana jurisdictional business of Entergy Gulf States, Inc., as the context requires.

Entergy Texas

Entergy Texas, Inc., a company created in connection with the jurisdictional separation of Entergy Gulf States, Inc. The term is also used to refer to the Texas jurisdictional business of Entergy Gulf States, Inc., as the context requires.

EPA	United States Environmental Protection Agency
ERCOT	Electric Reliability Council of Texas
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FSP	FASB Staff Position
Grand Gulf	Unit No. 1 of Grand Gulf Steam Electric Generating Station (nuclear), 90% owned or leased by System Energy
GWh	Gigawatt-hour(s), which equals one million kilowatt-hours
Independence	Independence Steam Electric Station (coal), owned 16% by Entergy Arkansas, 25% by Entergy Mississippi, and 7% by Entergy Power
IRS	Internal Revenue Service
kV	Kilovolt
kWh	Kilowatt-hour(s)
LDEQ	Louisiana Department of Environmental Quality
LPSC	Louisiana Public Service Commission
MMBtu	One million British Thermal Units
MPSC	Mississippi Public Service Commission
MW	Megawatt(s), which equals one thousand kilowatt(s)
MWh	Megawatt-hour(s)
Nelson Unit 6	Unit No. 6 (coal) of the Nelson Steam Electric Generating Station, 70% of which is co-owned by Entergy Gulf States Louisiana (57.5%) and Entergy Texas (42.5%)
Net MW in operation	Installed capacity owned or operated
NRC	Nuclear Regulatory Commission
OASIS	Open Access Same Time Information Systems
PPA	Purchased power agreement
PRP	Potentially responsible party (a person or entity that may be responsible for remediation of environmental contamination)
PUCT	Public Utility Commission of Texas
PUHCA 1935	Public Utility Holding Company Act of 1935, as amended

i

PUHCA 2005	Public Utility Holding Company Act of 2005, which repealed PUHCA 1935, among other things
PURPA	Public Utility Regulatory Policies Act of 1978
River Bend	River Bend Steam Electric Generating Station (nuclear), owned by Entergy Gulf States Louisiana
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards as promulgated by the FASB
System Agreement	Agreement, effective January 1, 1983, as modified, among the Utility operating companies relating to the sharing of generating capacity and other power resources
System Energy	System Energy Resources, Inc.
Utility	Entergy's business segment that generates, transmits, distributes, and sells electric power, with a small amount of natural gas distribution
Utility operating companies	Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas
weather-adjusted usage	Electric usage excluding the effects of deviations from normal weather
White Bluff	White Bluff Steam Electric Generating Station, 57% owned by Entergy Arkansas

ii

Item 1.         Entergy Texas' Business

Entergy Texas generates, transmits, distributes, and sells electric power to approximately 394,000 retail customers in portions of Texas. Entergy Texas is subject to the sole retail jurisdiction of the PUCT. Entergy Texas operates as a rate-regulated business as efforts toward deregulation in its service territory have been delayed. Entergy Texas is a wholly-owned subsidiary of Entergy Corporation. Entergy is an integrated energy company engaged primarily in electric power production and retail electric distribution operations. Entergy, through Entergy Texas and its other Utility operating companies, Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans, delivers electricity to utility customers in Arkansas, Louisiana, Mississippi, and Texas. Entergy Texas, as part of Entergy's utility business, is focused on providing highly reliable and cost-effective electricity service while working in an environment that provides the highest level of safety for its employees.

Entergy Texas and the other Utility operating companies have historically engaged in the coordinated planning, construction, and operation of generation and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Under the terms of the System Agreement, generating capacity and other power resources are jointly operated by Entergy Texas and the other Utility operating companies.

Jurisdictional Separation of Entergy Gulf States, Inc. into Entergy Gulf States Louisiana and Entergy Texas

Prior to December 31, 2007, the operations of Entergy Texas were part of Entergy Gulf States, Inc., a public utility company engaged in the generation, distribution and sale of electric energy, having substantially all its operations in the States of Texas, subject to the retail jurisdiction of the PUCT, and Louisiana, subject to the retail jurisdiction of the LPSC. Effective December 31, 2007, Entergy Gulf States, Inc. completed a jurisdictional separation into two vertically integrated utility companies, one operating under the sole retail jurisdiction of the PUCT, Entergy Texas, and the other operating under the sole retail jurisdiction of the LPSC, Entergy Gulf States Louisiana. Management believes that the jurisdictional separation will better align Entergy Gulf States, Inc.'s Louisiana and Texas operations to serve customers in those states and to operate consistent with state-specific regulatory requirements as the utility regulatory environments in those jurisdictions evolve. The jurisdictional separation provides for regulation of each separated company by a single retail regulator, which should reduce regulatory complexity.

Entergy Texas now owns all Entergy Gulf States, Inc. distribution and transmission assets located in Texas, the gas-fired generating plants located in Texas, undivided 42.5% ownership shares of Entergy Gulf States, Inc.'s 70% ownership interest in Nelson 6 and 42% ownership interest in Big Cajun 2, Unit 3, which are coal-fired generating plants located in Louisiana, and other assets and contract rights to the extent related to utility operations in Texas. Entergy Gulf States Louisiana now owns all of the remaining assets that were owned by Entergy Gulf States, Inc.  On a book value basis, approximately 58.1% of the Entergy Gulf States, Inc. assets were allocated to Entergy Gulf States Louisiana and approximately 41.9% were allocated to Entergy Texas.

Entergy Gulf States Louisiana remains primarily liable for all of the long-term debt issued by Entergy Gulf States, Inc. that was outstanding on December 31, 2007. Under a debt assumption agreement with Entergy Gulf States Louisiana, Entergy Texas assumed its pro rata share of this long-term debt, which was $1.079 billion, or approximately 46%. The pro rata share of the long-term debt assumed by Entergy Texas was determined by first determining the net assets for each company on a book value basis, and then calculating a debt assumption ratio that resulted in the common equity ratios for each company being approximately the same as the Entergy Gulf States, Inc. common equity ratio immediately prior to the jurisdictional separation. Entergy Texas' debt assumption does not discharge Entergy Gulf States Louisiana's liability for the long-term debt. To secure its debt assumption obligations, Entergy Texas granted to Entergy Gulf States Louisiana a first lien on Entergy Texas' assets that were previously subject to the Entergy Gulf States, Inc. mortgage. Entergy Texas has until December 31, 2010 to repay the assumed debt. In addition, Entergy Texas, as the owner of Entergy Gulf States Reconstruction Funding I, LLC (EGSRF I), will report the $329.5 million of senior secured transition bonds (securitization bonds) issued by EGSRF I as long-term debt on its consolidated balance sheet. The securitization bonds are non-recourse to Entergy Texas. For additional information about the long-term debt assumed from Entergy Gulf States Louisiana, see Note 5 to the financial statements herein.

Entergy Texas will purchase from Entergy Gulf States Louisiana pursuant to a life-of-unit purchased power agreement (PPA) a 42.5% share of capacity and energy from the 70% of River Bend subject to retail regulation. Entergy Texas was allocated a share of River Bend's nuclear and environmental liabilities that is identical to the share of the plant's output purchased by Entergy Texas under the PPA. Entergy Gulf States Louisiana will purchase a 57.5% share of capacity and energy from the gas-fired generating plants owned by Entergy Texas, and Entergy Texas will purchase a 42.5% share of capacity and energy from the gas-fired generating plants owned by Entergy Gulf States Louisiana. The PPAs associated with the gas-fired generating plants will terminate when retail open access commences in Entergy Texas' service territory or when the unit(s) is no longer dispatched by the Entergy System. If Entergy Texas implements retail open access, it will terminate its participation in the System Agreement, except for the portion of the System Agreement related to transmission equalization. The dispatch and operation of the generating plants will not change as a result of the jurisdictional separation.

Entergy Gulf States Louisiana must make a compliance filing in March 2008 with the LPSC regarding the jurisdictional separation transaction. Although formal approval of the PUCT was not required for implementation of the jurisdictional separation, Entergy Texas sought input from the PUCT and has kept the PUCT informed of the status of the separation.

Entergy Gulf States Louisiana is the successor for financial reporting purposes to Entergy Gulf States, Inc.

The jurisdictional separation occurred through completion of the following steps:

  Through a Texas statutory merger-by-division, Entergy Gulf States, Inc. was renamed as Entergy Gulf States Louisiana, Inc., a Texas corporation, and the new Texas business corporation Entergy Texas, Inc. was formed.
  Entergy Gulf States, Inc. allocated the assets described above to Entergy Texas, and all of the capital stock of Entergy Texas was issued directly to Entergy Gulf States, Inc.'s parent company, Entergy Corporation.
  Entergy Corporation formed EGS Holdings, Inc., a Texas corporation, and contributed all of the common stock of Entergy Gulf States Louisiana, Inc. to EGS Holdings, Inc.
  EGS Holdings, Inc. formed the Louisiana limited liability company Entergy Gulf States Louisiana, L.L.C. and then owned all of the issued and outstanding membership interests of Entergy Gulf States Louisiana, L.L.C.
  Entergy Gulf States Louisiana, Inc. then merged into Entergy Gulf States Louisiana, L.L.C., with Entergy Gulf States Louisiana, L.L.C. being the surviving entity.
  Entergy Corporation now owns EGS Holdings, Inc. and Entergy Texas each in its entirety, and EGS Holdings, Inc. now owns all of Entergy Gulf States Louisiana's common membership interests.

Because the jurisdictional separation was a transaction involving entities under common control, Entergy Texas recognized the assets and liabilities allocated to it at their carrying amounts in the accounts of Entergy Gulf States, Inc. at the time of the jurisdictional separation. Entergy Texas' financial statements report results of operations for 2007 as though the jurisdictional separation had occurred at the beginning of 2007, and presents its 2007 balance sheet and other financial information as of the beginning of 2007 as though the assets and liabilities had been allocated at that date.  Financial statements and financial information presented for prior periods have also been presented on that basis to furnish comparative information.

Electric Energy Sales

Entergy Texas' electric energy sales are subject to seasonal fluctuations, with the peak sales period normally occurring during the third quarter of each year. Selected electric energy sales data is shown in the table below:

Selected 2007 Electric Energy Sales Data

Entergy Texas
(in GWh)
Sales to retail customers	15,522
Sales for resale:
Affiliates	4,366
Others	89
Total	19,977

Average use per residential customer (kWh)	15,319

See "Selected Financial Data" for the detail of sales by customer class for 2003-2007. Major industrial customers are in the chemical, petroleum refining, and paper industries.

Retail Rate Regulation

Status of Retail Open Access in Texas

In December 2005, Entergy Texas made a filing identifying three potential power regions to be considered for certification and the steps and schedule to achieve certification. A Texas law enacted in 2005 required Entergy Texas to also file a transition to competition plan by January 1, 2007 addressing how Entergy Texas intends to mitigate market power and achieve full customer choice in the power region identified. Entergy Texas' filing identified ERCOT as the appropriate power region for Entergy Texas to move toward customer choice. In October 2007, the PUCT abated the proceeding to allow the Southwest Power Pool (SPP) to develop additional information about the costs and benefits of Entergy Texas joining the SPP similar to information presented regarding Entergy Texas joining ERCOT. The SPP filed a work plan that estimates that it will take nine months from the time the study commences (January 2008) to develop this type of information. The PUCT also ordered Entergy Texas to provide an updated analysis of the costs and benefits of remaining in the SERC Reliability Corporation.

Retail Rates

Entergy Texas is regularly involved in retail rate proceedings. The status of material retail rate and other regulatory proceedings is described in Note 2 to the financial statements. Entergy Texas' retail rate mechanisms are discussed below.

Retail Base Rates

Entergy Texas' base rates are currently set at rates approved by the PUCT in June 1999. In June 2005, a Texas law was enacted that provides that Entergy Texas could not file a general base rate case in Texas before June 30, 2007, but may seek before then recovery of certain incremental purchased capacity costs (discussed below) and may recover reasonable and necessary transition to competition costs. See Note 2 to the financial statements for discussion of proceedings involving Entergy Texas' base rate case filed in September 2007 and transition to competition cost recovery.

Fuel Recovery

Entergy Texas' rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including carrying charges, not recovered in base rates. The fixed fuel factor formula was revised and approved by a PUCT order in August 2006. The new formula was implemented in September 2006. Under the new method, semi-annual revisions of the fixed fuel factor will continue to be made in March and September based on the expected change in the market price of natural gas over the next 12 months. The method also accounts for changes in resource mix and retail sales. Entergy Texas will likely continue to use this method until retail open access begins in Texas. To the extent actual costs vary from the fixed fuel factor, refunds or surcharges are required or permitted. The amounts collected under the fixed fuel factor through the start of retail open access are subject to fuel reconciliation proceedings before the PUCT. The PUCT fuel cost reviews that were resolved during the past year or are currently pending are discussed in Note 2 to the financial statements.

Incremental Purchased Capacity Rider

Entergy Texas' rate schedules include an incremental purchased capacity recovery rider to recover certain purchased capacity costs that are incremental to the same costs included in base rates, adjusted for load growth. The PUCT's February 2006 order approving the first incremental purchased capacity recovery rider allows for recovery of such costs incurred on and after September 1, 2005. Entergy Texas may petition semi-annually (March and September) to revise the rider, and all amounts collected under the rider are subject to reconciliation proceedings before the PUCT. The law authorizing the incremental purchased capacity recovery rider limits annual cost recovery under the rider to an amount equivalent to five percent of annual base rate revenues. The rider expires upon the introduction of retail open access or the implementation of new base rates. See Note 2 to the financial statements for discussion of proceedings involving Entergy Texas' incremental purchased capacity rider.

Franchises

Entergy Texas holds a certificate of convenience and necessity from the PUCT to provide electric service to areas within approximately 24 counties in eastern Texas, and holds non-exclusive franchises to provide electric service in approximately 65 incorporated municipalities. Entergy Texas typically is granted 50-year franchises. Entergy Texas' electric franchises expire during 2008 - 2045. On December 28, 2007, the Texas Industrial Energy Consumers (TIEC) filed a petition asking the PUCT to declare that Entergy Gulf States, Inc. was required to obtain prior PUCT approval in connection with Entergy Texas' acquisition of Entergy Gulf States, Inc.'s certificate of convenience and necessity.  The TIEC further requests that the PUCT declare Entergy Texas' acquisition of the certificate of convenience and necessity null and void if it occurs without prior PUCT approval.  Entergy Texas filed responses challenging the TIEC's petition and requesting dismissal of the petition.  The matter remains pending before the PUCT.

Federal Regulation of Entergy's Utility Operating Companies, including Entergy Texas

State or local regulatory authorities, as described above, regulate Entergy Texas' retail rates. The FERC regulates wholesale rates (including intrasystem sales pursuant to the System Agreement) and interstate transmission of electricity.

System Agreement

The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Under the terms of the System Agreement, generating capacity and other power resources are jointly operated by the Utility operating companies. The System Agreement provides, among other things, that parties having generating reserves greater than its load requirements (long companies) shall receive payments from those parties having deficiencies in generating reserves (short companies). Such payments are at amounts sufficient to cover certain of the long companies' costs for intermediate and peaking oil/gas-fired generation, including operating expenses, fixed charges on debt, dividend requirements on preferred equity, and a fair rate of return on common equity investment. Under the System Agreement, these charges are based on costs associated with the long companies' steam electric generating units fueled by oil or gas and having an annual average heat rate above 10,000 Btu/kWh. In addition, for all energy exchanged among the Utility operating companies under the System Agreement, the companies purchasing exchange energy are required to pay the cost of fuel consumed in generating such energy plus a charge to cover other associated costs.

Citing its concerns that the benefits of its continued participation in the current form of the System Agreement have been seriously eroded, in December 2005, Entergy Arkansas submitted its notice that it will terminate its participation in the current System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC. Entergy Arkansas indicated, however, that a properly structured replacement agreement could be a viable alternative. In November 2007, pursuant to the provisions of the System Agreement, Entergy Mississippi provided its written notice to terminate its participation in the System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC. In light of the notices of Entergy Arkansas and Entergy Mississippi to terminate participation in the current System Agreement, in January 2008 the LPSC unanimously voted to direct the LPSC Staff to begin evaluating the potential for a new agreement. Likewise, the New Orleans City Council opened a docket to gather information on progress towards a successor agreement.

See "System Agreement Proceedings" in the "Significant Factors and Known Trends" section of Management's Discussion and Analysis for discussion of the proceedings at the FERC involving the System Agreement and other related proceedings.

Transmission

See "Independent Coordinator of Transmission" in the "Significant Factors and Known Trends" section of Management's Discussion and Analysis.

Available Flowgate Capacity Proceeding

See "Available Flowgate Capacity (AFC) Proceeding" in the "Significant Factors and Known Trends" section of Management's Discussion and Analysis.

FERC Investigations

See "FERC Investigations" in the "Significant Factors and Known Trends" section of Management's Discussion and Analysis.

Interconnection Orders

See "Interconnection Orders" in the "Significant Factors and Known Trends" section of Management's Discussion and Analysis.

Property and Other Generation Resources

As discussed above, Entergy Texas participates in the System Agreement and so coordinates the planning and operation of generation facilities with the other Utility operating companies. As a result, generation and other matters are discussed generally in this Form 10 on an Entergy System-wide basis.

Generating Stations

The total capability of the generating stations owned or leased by Entergy Texas is indicated below:

Owned and Leased Capability MW (1)
Total	Gas/Oil	Coal

2,539	2,273	266

(1)

"Owned and Leased Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

The Entergy System's load and capacity projections are reviewed periodically to assess the need and timing for additional generating capacity and interconnections. These reviews consider existing and projected demand, the availability and price of power, the location of new loads, and the economy. In addition, Entergy considers in its planning processes the implications of the notices from Entergy Arkansas and Entergy Mississippi regarding their future withdrawal from the System Agreement. Summer peak load in the Entergy System service territory is typically around 22,000 MW, with minimum load typically around 9,000 MW. In the 2002 time period, the Entergy System's long-term capacity resources, allowing for an adequate reserve margin, were approximately 3,000 MW less than the total capacity required for peak period demands. In this time period Entergy met its capacity shortages almost entirely through short-term power purchases in the wholesale spot market. In the fall of 2002, the Entergy System began a program to add new resources to its existing generation portfolio and began a process of issuing requests for proposals (RFP) to procure supply-side resources from sources other than the spot market to meet the unique regional needs of the Utility operating companies. The Entergy System has adopted a long-term resource strategy that calls for the bulk of capacity needs to be met through long-term resources, whether owned or contracted. Presently, the Entergy System's portfolio of long-term resources is about 3,000 MWs short of its projected 2008 peak load plus reserve margin.

RFP Procurements

The RFPs issued by the Entergy System since the fall of 2002 have sought resources needed to meet near-term summer reliability requirements as well as longer-term resources through a broad range of wholesale power products, including limited-term (1 to 3 years) and long-term contractual products and asset acquisitions. Detailed evaluation processes have been developed to analyze submitted proposals, and each RFP has been overseen by an independent monitor for the period 2002-2007. The following table illustrates the results of the RFP process for resources acquired since the Fall 2002 RFP. The purchased power contracts that were awarded for the resources below were with non-affiliated suppliers, with the exception of contracts with EWO Marketing for the sale of 185 MW to 206 MW from the RS Cogen plant and contracts with Entergy Power for the sale of approximately 100 MW from the Independence plant.

RFP	Short-term 3rd party	Limited-term affiliate	Limited-term 3rd party	Long-term affiliate	Long-term 3rd party	Total

Fall 2002	-	185-206 MW (a)	231 MW	101-121 MW (b)	718 MW (d)	1,235-1,276 MW
January 2003 supplemental	222 MW	-	-	-	-	222 MW
Spring 2003	-	-	381 MW	(c)	-	381 MW
Fall 2003	-	-	390 MW	-	-	390 MW
Fall 2004	-	-	1,250 MW	-	-	1,250 MW
2006 Long-Term	-	-	-	538 MW (e)	789 MW (f)	1,327 MW
Fall 2006	-	-	780 MW	-	-	780 MW
Total	222 MW	185-206 MW	3,032 MW	639-659 MW	1,507 MW	5,585 - 5,626 MW

(a)	Includes a conditional option to increase the capacity up to the upper bound of the range.
(b)	The contracted capacity will increase from 101 MW to 121 MW in 2010.
(c)

This table does not reflect (i) the River Bend 30% life-of-unit purchased power agreements totaling approximately 300 MW between Entergy Gulf States Louisiana and Entergy Louisiana, and between Entergy Gulf States Louisiana and Entergy New Orleans related to Entergy Gulf States Louisiana's unregulated portion of the River Bend nuclear station, which portion was formerly owned by Cajun Electric Power Cooperative, Inc. or (ii) the Entergy Arkansas wholesale base load capacity life-of-unit purchased power agreements executed in 2003 totaling approximately 220 MW between Entergy Arkansas and Entergy Louisiana and between Entergy Arkansas and Entergy New Orleans related to the sale of a portion of Entergy Arkansas' coal and nuclear base load resources (which were not included in retail rates) to Entergy Louisiana and Entergy New Orleans; or (iii) 12 month agreements originally executed in 2005 and which are renewed annually between Entergy Arkansas and Entergy Gulf States Louisiana and Entergy Texas, and between Entergy Arkansas and Entergy Mississippi, relating to the sale of a portion of Entergy Arkansas' coal and nuclear base load resources (which were not included in retail rates) to those companies. These resources were identified outside of the formal RFP process but were submitted as formal proposals in response to the Spring 2003 RFP, which confirmed the economic merits of these resources.

(d)	Entergy Louisiana's purchase of the 718 MW, gas-fired Perryville plant in June 2005, of which 75% of the output is sold to Entergy Gulf States Louisiana and Entergy Texas.
(e)	Entergy Louisiana's Little Gypsy 3 repowering project.
(f)	Entergy Arkansas's acquisition of the 789 MW Ouachita Generating Facility.

In January 2008, at the direction of the LPSC, the Utility operating companies issued an RFP seeking up to 500 MW of five-year unit-contingent fixed price energy products. The RFP seeks either 5x16 or 7x24 products bid as either a fixed energy price ($/MWh) or a fixed heat rate with the final pricing to be determined at the time of regulatory approval. The schedule anticipates any definitive agreements resulting from this process to be executed in the third quarter of 2008; however, the Utility operating companies are under no obligation to purchase any of these products if the proposals are judged not to be feasible or do not provide economic benefits. Also in January 2008, the Utility operating companies issued an RFP seeking limited-term resources for the western region of the Entergy System to meet reliability needs for 2009 and beyond. Proposals may be sourced from CT units or CCGT units, with CT deliveries beginning in 2009 for one and five-year products and CCGT deliveries beginning in 2010 for one-year products. The schedule targets proposal selections to be made in March 2008 and any definitive agreements to be executed in the second quarter 2008. In addition, the Utility operating companies anticipate issuing a limited-term RFP later in 2008, and may issue other RFPs as needed.

Other Procurements From Third Parties

The above table does not include resource acquisitions made outside of the RFP process, including the acquisition by Entergy Mississippi of the 480 MW Attala plant in January 2006. In addition, in January 2007, Entergy Gulf States Louisiana announced that it had signed an agreement to purchase the Calcasieu Generating Facility, a 322 MW power plant, from a subsidiary of Dynegy Inc., for $57 million. The facility is a simple-cycle gas-fired generating facility located near the city of Sulphur in southwestern Louisiana. Units 1 and 2 of the facility entered commercial service in 2000 and 2001, respectively. The acquisition of a modern, quick-start peaking generation resource such as Calcasieu will help meet Entergy System and regional load following capacity requirements and is expected to provide long-term savings for customers when compared to other currently available alternatives. Additional investment of approximately $6 million in facility upgrades is planned, along with transaction costs estimated at $3 million, bringing the total capital cost of the project to approximately $66 million. The transaction was approved by the FERC in November 2007 and by the LPSC in January 2008. Entergy Gulf States Louisiana expects to close on the transaction in March 2008.

The Utility operating companies also entered into contracts with Exelon in 2006, including a one-year contract beginning in May 2007 to purchase up to 150 MW of unit-contingent capacity and energy and a two-year contract beginning in May 2008 to purchase up to 300 MW of unit-contingent capacity and energy, both sourced from the Tenaska-Frontier Generating Station.

In addition, the Entergy System preferentially allocated two annual transactions totaling 200 MW to Entergy Gulf States, Inc., Entergy Louisiana, and Entergy Mississippi. Each transaction reached its contract termination date at the end of 2007. Consistent with similar annual block purchases in recent years, the Entergy System purchased these block energy products to help meet several of the objectives outlined in its planning principles.

Interconnections

The Entergy System's generating units are interconnected by a transmission system operating at various voltages up to 500 kV. These generating units consist primarily of steam-electric production facilities and are centrally dispatched and operated. Entergy's Utility operating companies are interconnected with many neighboring utilities. In addition, the Utility operating companies are members of the SERC Reliability Corporation. The primary purpose of SERC is to ensure the reliability and adequacy of the electric bulk power supply in the southeast region of the United States. SERC is a member of the North American Electric Reliability Corporation.

Titles

Entergy Texas' generating stations are generally located on properties owned in fee simple. Most of the substations and transmission and distribution lines are constructed on private property or public rights-of-way pursuant to easements, servitudes, or appropriate franchises. Some substation properties are owned in fee simple. Entergy Texas generally has the right of eminent domain, whereby it may perfect title to, or secure easements or servitudes on, private property for its utility operations.

Substantially all of the physical properties and assets owned by Entergy Texas are subject to the lien of mortgage securing its debt assumption agreement obligations to Entergy Gulf States Louisiana. The Lewis Creek generating station is owned by GSG&T, Inc., a subsidiary of Entergy Texas, and is not subject to its mortgage lien. Lewis Creek is leased to and operated by Entergy Texas.

Fuel Supply

As discussed above, Entergy Texas participates in the System Agreement and so coordinates the sources of generation with the other Utility operating companies. As a result, generation and other matters such as fuel supply are discussed in this Form 10 on an Entergy System-wide basis.

The sources of generation and average fuel cost per kWh for Entergy's Utility operating companies and System Energy for the years 2005-2007 were:

	Natural Gas		Fuel Oil		Nuclear		Coal		Purchased Power
Year	% of Gen	Cents Per kWh	% of Gen	Cents Per kWh	% of Gen	Cents Per kWh	% of Gen	Cents Per kWh	% of Gen	Cents Per kWh

2007	18	8.05	-	14.13	33.57		12	1.86	37	6.27
2006	15	8.52	-	13.58	33.51		11	1.77	41	5.50
2005	18	9.81	3	7.09	33.49		12	1.57	34	6.33

Actual 2007 and projected 2008 sources of generation for Entergy Texas, including certain power purchases from affiliates under life of unit purchased power agreements, are:

Natural Gas		Nuclear		Coal		Purchased Power
2007	2008	2007	2008	2007	2008	2007	2008

37%	24%	-	16%	10%	12%	53%	48%

Natural Gas

Entergy's Utility operating companies have long-term firm and short-term interruptible gas contracts for both supply and gas transportation. Long-term firm contracts for power plants comprise less than 20% of the Utility operating companies' total requirements. Short-term contracts and spot-market purchases satisfy additional gas requirements. Entergy Texas owns a gas storage facility that provides reliable and flexible natural gas service to certain generating stations.

Many factors, including wellhead deliverability, storage and pipeline capacity, and demand requirements of end users, influence the availability and price of natural gas supplies for power plants. Demand is tied to weather conditions as well as to the prices and availability of other energy sources. Pursuant to federal and state regulations, gas supplies to power plants may be interrupted during periods of shortage. To the extent natural gas supplies are disrupted or natural gas prices significantly increase, the Utility operating companies will use alternate fuels, such as oil, or rely to a larger extent on coal, nuclear generation, and purchased power.

Coal

Entergy Gulf States Louisiana has executed two medium-term contracts for the supply of low-sulfur Powder River Basin (PRB) coal for Nelson Unit 6 that will expire in late 2010. These two contracts will supply approximately 85% of Nelson Unit 6 coal needs in 2008. Additional PRB coal will be purchased through spot market or over-the-counter purchases provided that adequate transportation is available from BNSF Railway Company under the newly negotiated rail transportation agreement discussed below. In addition, alternative coal will be pursued to the extent needed to supplement PRB coal deliveries. Entergy Gulf States Louisiana executed a new rail transportation agreement with BNSF to deliver PRB coal to Nelson Unit 6 through 2008.

The operator of Big Cajun 2 - Unit 3, Louisiana Generating, LLC, has advised Entergy Gulf States Louisiana and Entergy Texas that it has adequate rail car and barge capacity to meet the volumes of low-sulfur PRB coal requested for 2008. Entergy Gulf States Louisiana and Entergy Texas coal nomination requests to Big Cajun 2 - Unit 3 are made on an annual basis.

Entergy Arkansas' and Entergy Gulf States Louisiana/Entergy Texas' coal plants were originally designed for and have typically exclusively burned low-sulfur coal. While Entergy Arkansas, Entergy Gulf States Louisiana, and Entergy Texas have adequately arranged for the supply of low-sulfur PRB coal, the actual delivery of PRB coal to these plants is dependent upon the railroads servicing these coal plants. Service levels from these railroads have improved recently after several years of very poor performance and a prolonged track maintenance program on the PRB rail system after severe service disruptions that began in May 2005. Entergy is currently in litigation with the railroad regarding the delivery problems. For the units in both Arkansas and Louisiana, train operating speeds remain below expected levels. This has required the railroad to supplement the number of trains serving Entergy Arkansas by as many as seven train sets in order to meet contract delivery requirements. Entergy Gulf States Louisiana has also added trains in an effort to assure adequate PRB coal deliveries to Nelson Unit 6. As a result of these ongoing rail delivery issues, Entergy Arkansas and Entergy Gulf States Louisiana may not receive all of the low-sulfur PRB coal required for maximum plant utilization. Thus, Entergy Arkansas and Entergy Gulf States Louisiana plan to maintain alternative fuel delivery processes if PRB coal supplies are insufficient and they are continuing their efforts to burn alternate fuels in addition to PRB coal delivered by rail.

Nuclear Fuel

The nuclear fuel cycle consists of the following:

  mining and milling of uranium ore to produce a concentrate;
  conversion of the concentrate to uranium hexafluoride gas;
  enrichment of the hexafluoride gas;
  fabrication of nuclear fuel assemblies for use in fueling nuclear reactors; and
  disposal of spent fuel.

System Fuels, a company owned by Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans, is responsible for contracts to acquire nuclear material to be used in fueling Entergy's utility nuclear units, except for River Bend. System Fuels also maintains inventories of such materials during the various stages of processing. The Utility operating companies purchase enriched uranium hexafluoride from System Fuels, but contract separately for the fabrication of their own nuclear fuel. The requirements for River Bend are met pursuant to contracts made by Entergy Gulf States Louisiana.

Based upon currently planned fuel cycles, Entergy's nuclear units have a diversified portfolio of contracts and inventory that provides substantially adequate nuclear fuel materials and conversion and enrichment services over the next several years. Nevertheless, the pricing of a substantial and growing share of future nuclear fuel supply is subject to market price variability. Uranium market supply became extremely limited in 2006 and 2007 and market pricing has been highly volatile during this period. Market prices for uranium concentrates have risen since December 2000 from about $7 per pound to a 2007 range of $70 to $135 per pound.

The rising nuclear fuel market prices will affect the U.S. nuclear utility industry, including Entergy, first in its cash flow requirements for fuel acquisition, and then some time later in its nuclear fuel expense. For example, for a nuclear fleet the size of Entergy's, the current market value of annual enriched uranium requirements has increased by several hundred million dollars compared to about five years ago. As nuclear fuel installed in the core in power plants is replaced fractionally over an approximate five-year period, nuclear fuel expense will eventually, with a time lag, reflect current market realities and can be expected to increase from the current reported industry levels of about 0.5 cents per kwh to 1.0 cents per kwh or higher. Entergy's nuclear fuel contract portfolio provides a degree of price hedging against the full extent of market realities for several years, but the market trends will eventually affect the costs of all nuclear plant operators.

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have made arrangements to lease nuclear fuel and related equipment and services. The lessors finance the acquisition and ownership of nuclear fuel through credit agreements and the issuance of notes. These arrangements are subject to periodic renewal.

Service Companies

Entergy Services, Inc. a corporation wholly-owned by Entergy Corporation, provides management, administrative, accounting, legal, engineering, and other services primarily to Entergy's Utility operating companies. Entergy Services provides its services to the Utility operating companies on an "at cost" basis, pursuant to cost allocation methodologies for these service agreements that were approved by the FERC.

Earnings Ratios

Entergy Texas' ratios of earnings to fixed charges pursuant to Item 503 of SEC Regulation S-K are as follows:

	Ratios of Earnings to Fixed Charges Years Ended December 31,
	2007	2006	2005	2004	2003

Entergy Texas	2.07	2.12	2.06	2.07	1.21

Entergy Texas accrues interest expense related to unrecognized tax benefits in income tax expense and does not include it in fixed charges.

Regulation of Entergy Texas' Business

PUHCA 2005

As part of the Energy Policy Act of 2005, PUHCA 2005 repealed PUHCA 1935. See "Energy Policy Act of 2005" in the "Significant Factors and Known Trends" section of Management's Discussion and Analysis for discussion of the implications of repeal of PUHCA 1935 and ongoing FERC regulation under the Federal Power Act.

Federal Power Act

The Federal Power Act regulates:

  the transmission and wholesale sale of electric energy in interstate commerce;
  sales of assets;
  securities issuances;
  the licensing of certain hydroelectric projects; and
  certain other activities, including accounting policies and practices of electric and gas utilities.

The Federal Power Act gives the FERC jurisdiction to regulate the rates charged for intrasystem sales pursuant to the System Agreement and the provision of transmission service to wholesale market participants.

State Regulation

To the extent authorized by governing legislation, Entergy Texas is subject to the original jurisdiction of the municipal authorities of a number of incorporated cities in Texas with appellate jurisdiction over such matters residing in the PUCT. Entergy Texas is also subject to regulation by the PUCT as to:

  retail rates and service in unincorporated areas of its service territory;
  customer service standards;
  certification of new transmission lines; and
  extensions of service into new areas.

Environmental Regulation

Entergy Texas' facilities and operations are subject to regulation by various governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters. Management believes Entergy Texas is in substantial compliance with environmental regulations currently applicable to its facilities and operations. Because environmental regulations are subject to change, future compliance costs cannot be precisely estimated.

Clean Air Act and Subsequent Amendments

The Clean Air Act and its subsequent Amendments (the Clean Air Act) established several programs that currently or in the future may affect Entergy Texas' generation facilities. Individual states also operate similar independent state programs or delegated federal programs that may include requirements more stringent than federal regulatory requirements. These programs include:

  New source review and preconstruction permits for new sources of criteria air pollutants and significant modifications to existing facilities;
  Acid rain program for control of sulfur dioxide (SO2) and nitrogen oxides (NOx);
  Non-attainment area programs for control of ozone, NOx, volatile organic compounds, and particulate matter;
  Hazardous air pollutant emissions reduction program;
  Interstate Air Transport;
  Operating permits program for administration and enforcement of these and other Clean Air Act programs; and
  Regional Haze and Best Available Retrofit Technology programs.

New Source Review (NSR)

Preconstruction permits are required for new facilities and for existing facilities that undergo a modification that is not classified as routine repair, maintenance, or replacement. Units that undergo a non-routine modification must obtain a permit modification and may be required to install additional air pollution control technologies. Entergy has an established process for identifying modifications requiring additional permitting approval and has followed the regulations and associated guidance provided by the states and the federal government with regard to the determination of routine repair, maintenance, and replacement. In recent years, however, the EPA has begun an enforcement initiative, aimed primarily at coal plants, to identify modifications that it does not consider routine and that have failed to obtain a permit modification. Entergy Texas to date has not been included in any of these enforcement actions. Nevertheless, various courts and the EPA have been inconsistent in their judgments regarding what modifications are considered routine.

In April 2007 the U.S. Supreme Court ruled that the applicability of Clean Air Act NSR requirements are not limited only to modifications that create an increase in hourly emission rates, but also can apply to modifications that create an increase in annual emission rates (Environmental Defense v. Duke Energy). This holding reversed a Fourth Circuit Court of Appeals decision limiting the applicability of NSR. This Supreme Court decision may result in a renewed effort by the EPA to bring enforcement actions against electric generating units for major non-permitted facility modifications.

Acid Rain Program

The Clean Air Act provides SO2 allowances to most of the affected Entergy Texas generating units for emissions based upon past emission levels and operating characteristics. Each allowance is an entitlement to emit one ton of SO2 per year. Plant owners are required to possess allowances for SO2 emissions from affected generating units. Virtually all Entergy Texas generating units are subject to SO2 allowance requirements. Entergy Texas could be required to purchase additional allowances when it generates power using fuel oil. Fuel oil usage is determined by economic dispatch and influenced by the price of natural gas, incremental emission allowance costs, and the availability and cost of purchased power.

Ozone Non-attainment

Entergy Texas operates fossil-fueled generating units in geographic areas that are not in attainment of the currently-enforced national ambient air quality standards for ozone. Texas non-attainment areas are the Houston-Galveston and the Beaumont-Port Arthur areas. Areas in non-attainment are classified as "marginal", "moderate," "serious," or "severe." When an area fails to meet the ambient air standard, the EPA requires state regulatory authorities to prepare state implementation plans meant to cause progress toward bringing the area into attainment with applicable standards.

In April 2004, the EPA issued a final rule, effective June 2005, revoking the 1-hour ozone standard, including designations and classifications. In a separate action over the same period, the EPA enacted 8-hour ozone non-attainment classifications and stated that areas designated as non-attainment under a new 8-hour ozone standard shall have one year to adjust to the new requirements with submittal of a new attainment plan. For Texas, the Beaumont-Port Arthur area is now classified as a "marginal" (rather than "serious") non-attainment area under the new standard with an attainment date of June 15, 2007. On February 29, 2008, officials from the EPA and the Texas Commission on Environmental Quality held a press conference to announce that ozone monitoring data from 2005 to 2007 shows that the area meets both the 8-hour and the former 1-hour standard. The Houston-Galveston area is now classified as "moderate" non-attainment under the new standard with an attainment date of June 15, 2010. On June 15, 2007, the Texas governor petitioned the EPA to reclassify the Houston-Galveston area from "moderate" to "severe" with an attainment date of June 15, 2019. EPA consideration of the petition is still pending.

In December 2006, the EPA's revocation of the 1-hour ozone standard was rejected by the courts. As a result, numerous requirements can return for areas that fail to meet 1-hour ozone levels by dates set by the law. These requirements include the potential to increase fees significantly for plants operating in these areas. In addition, it is possible that new emission controls may be required. Specific costs of compliance cannot be estimated at this time, but Entergy Texas is monitoring development of the respective state implementation plans and will develop specific compliance strategies as the plans move through the adoption process.

Hazardous Air Pollutants

In March 2005, the EPA issued a federal rule to permanently cap and reduce mercury emissions from coal-fired power plants. The Clean Air Mercury Rule establishes "standards of performance" limiting mercury emissions from new and existing coal-fired power plants and creates a market-based cap-and-trade program intended to reduce nationwide utility emissions of mercury in two distinct phases. The first phase cap was 38 tons beginning in 2010, however, the rule was challenged in the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Circuit). On February 8, 2008, the D.C. Circuit struck down the Clean Air Mercury Rule and remanded the rule to the EPA for further consideration. It is unclear at this time what further action the EPA will take to regulate mercury emissions or what modifications will be required in Entergy Texas' plans to comply with these technology or emission standards. Entergy Texas continues to monitor this situation.

Interstate Air Transport

In March 2005, the EPA finalized the Clean Air Interstate Rule (CAIR), which will reduce SO2 and NOx emissions from electric generation plants in order to improve air quality in 29 eastern states. The rule will require a combination of investment of capital to install pollution control equipment and increased operating costs. Entergy Texas' capital investment and annual operation and maintenance allowance purchase costs will depend on the economic assessment of NOx and SO2 allowance markets, the cost of control technologies, and unit usage. Entergy Texas began implementation in 2007, including installation of controls at several facilities and the development of a credit procurement strategy. Entergy Texas expects to make the following capital expenditures for implementation:

2008	2009	2010	2011	2012
(In Millions)

$10.0	$12.9	$5.0	$15.9	$2.9

These project estimates are preliminary and expected to change as testing and engineering analysis is completed. As a result of this work, projects are likely to be moved among the Utility operating companies to address variables in cost of controls, projected capacity factors, and ultimately the final allocation of allowances by the respective states to each affected facility. These projects will not reduce emissions to the levels allocated to Entergy Texas by the state. Therefore, in addition to the controls installed by the capital projects discussed above, Entergy Texas estimates that beginning in 2009 it will also have to purchase emission allowances to operate its plants. The cost of allowances purchased will vary depending on annual swings in the market price of allowances, the effectiveness of pollution controls, and the dispatch of units.

The effect on capital spending could be offset by emission markets which allow for purchases or use of allocated allowances; however, the allocation of the emission allowances and the set up of the market will determine the ultimate cost to Entergy Texas. Entergy Texas and the other Utility operating companies believe that the allocation is unfairly skewed towards states with relatively higher emissions by the use of a fuel-adjustment factor. Accordingly, Entergy filed a request for reconsideration of the allocation. The EPA granted this request but refused to alter the fuel-adjustment factor. Entergy also filed a challenge to this aspect of the rule in the D.C. Circuit, and oral argument is scheduled for March 2008. Entergy Texas and the other Utility operating companies will continue to study the final rule's effect on the generation fleet and will work to ensure that all states are treated fairly in the allocation of emission allowances.

Regional Haze

In June 2005, the EPA issued final Best Available Retrofit Control Technology (BART) regulations, which could potentially result in a requirement to install SO2 pollution control technology on certain of Entergy's coal and oil generation units. The rule leaves certain BART determinations to the states. Entergy Texas continues to monitor the effect of these regulations.

Potential Legislative, Regulatory, and Judicial Developments

In addition to the specific instances described above, there are a number of legislative and regulatory initiatives relating to the reduction of emissions that are under consideration at the federal, state, and international level. Because of the nature of Entergy Texas' business, the adoption of each of these could affect its operations. Entergy and Entergy Texas continue to monitor these initiatives and activities in order to analyze potential operational and cost implications. These initiatives include:

  designation by the EPA and state environmental agencies of areas that are not in attainment with national ambient air quality standards;
  consideration by the EPA of creating a more stringent National Ambient Air Quality Standard for ozone, which would in turn place additional counties and parishes in nonattainment status;
  introduction of several bills in Congress proposing further limits on NOx, SO2, mercury, or limits on carbon dioxide (CO2) emissions;
  pursuit by the Bush administration of a voluntary program intended to reduce CO2 emissions and efforts in the Congress to establish a mandatory federal CO2 emission control structure;
  passage of the Regional Greenhouse Gas Initiative by seven states in the northeast U.S. and similar actions in the Midwest and California; and
  efforts by certain external groups to encourage reporting and disclosure of CO2 emissions and risk. Entergy, as one of the 2,400 largest global corporations, has prepared responses for the Carbon Disclosure Project's (CDP) annual questionnaire for the past five years and has given permission for those responses to be posted to CDP's website.

In addition to these initiatives, certain states and environmental advocacy groups are seeking action by the courts regarding CO2 emission regulation. In April 2007 the U.S. Supreme Court held that the EPA is authorized by the current provisions of the Clean Air Act to regulate emissions of CO2 and other "greenhouse gases" as "pollutants" (Massachusetts v. EPA) and that the EPA is required to regulate these emissions from motor vehicles if the emissions are anticipated to endanger public health or welfare. The Supreme Court directed the EPA to make further findings in this regard. The decision is expected to affect a similar case pending in the U.S. Court of Appeals for the D.C. Circuit (Coke Oven Environmental Task Force v. EPA) considering the same question under a similar Clean Air Act provision in the context of

CO2 emissions from electric generating units. Although Entergy cannot predict how the D.C. Circuit or the EPA will react to the Supreme Court decision, one outcome could be a decision to regulate, under the Clean Air Act, emissions of CO2 and other "greenhouse gases" from motor vehicles or from power plants. Entergy participated as a friend of the court in Massachusetts v. EPA and has been granted the same status in Coke Oven. Entergy will continue to advocate in support of reasonable market-based regulation of CO2 as a pollutant under the Clean Air Act.

In anticipation of the potential imposition of CO2 emission limits on the electric industry in the future, Entergy has initiated actions designed to reduce its exposure to potential new governmental requirements related to CO2 emissions. These actions included establishment of a formal program to stabilize power plant CO2 emissions at 2000 levels through 2005, and Entergy succeeded in actually reducing emissions below 2000 levels. Entergy has now established a formal program to stabilize power plant CO2 emissions at 20% below 2000 levels through 2010 and continues to support national legislation that would increase planning certainty for electric utilities while addressing emissions in a responsible and flexible manner. By virtue of its proportionally large investment in low- or non-emitting gas-fired and nuclear generation technologies, Entergy's overall CO2 emission "intensity," or rate of CO2 emitted per kilowatt-hour of electricity generated, is already among the lowest in the industry. Total CO2 emissions representing Entergy's ownership share of power plants in the United States were approximately 53.2 million tons in 2000, 49.6 million tons in 2001, 44.2 million tons in 2002, 36.8 million tons in 2003, 38.3 million tons in 2004, 35.6 million tons in 2005, 38.9 million tons in 2006, and 40.2 million tons in 2007. In 2006, Entergy changed its method of calculating emissions and now includes controllable purchases as well as its ownership share of generation, which accounts for the increase in 2006 and 2007 compared to trend for the prior years.

Clean Water Act

The 1972 amendments to the Federal Water Pollution Control Act (known as the Clean Water Act) provide the statutory basis for the National Pollutant Discharge Elimination System permit program and the basic structure for regulating the discharge of pollutants from point sources to waters of the United States. The Clean Water Act requires all discharges of pollutants to waters of the United States to be permitted.

316(b) Cooling Water Intake Structures

The EPA finalized new regulations in July 2004 governing the intake of water at large existing power plants that employ cooling water intake structures. The rule seeks to reduce perceived impacts on aquatic resources by requiring covered facilities to implement technology or other measures to meet EPA-targeted reductions in water use and corresponding perceived aquatic impacts. Entergy, other industry members and industry groups, environmental groups, and a coalition of northeastern and mid-Atlantic states challenged various aspects of the rule. In January 2007, the United States Court of Appeals for the Second Circuit remanded the rule to the EPA for reconsideration. The court instructed the EPA to reconsider several aspects of the rule that were beneficial to the regulated community after finding that these provisions of the rule were contrary to the language of the Clean Water Act or were not sufficiently explained in the rule. In July 2007, the EPA suspended its rules for cooling water intake structures at existing power plants except for provisions for developing "best professional judgment" controls for cooling water intake structures on a case by case basis. The EPA may now reissue a rule similar in structure to the rule remanded by the court but with additional content designed to meet the court's concerns, or the EPA may issue a rule with a substantially different structure and effect. Until the EPA issues guidance to the regulated community on what actions should be taken to comply with the Clean Water Act until a new rule is promulgated, and until the form and substance of the new rule itself is determined, it is impossible to gauge the effect of the court's decision on Entergy's business. Entergy and other parties have petitioned for a writ of certiorari with the United States Supreme Court for review of the decision, and the writ of certiorari request is still pending.

Entergy's Utility business generation facilities, including those of Entergy Texas, are likewise in the process of reviewing data, considering implementation options, and providing information required by the current rule to the EPA and the affected states. Entergy and Entergy Texas will continue to monitor the activities of the EPA and the states toward the implementation of section 316(b) of the Clean Water Act in the wake of the remand of the current rule and will respond accordingly.

Comprehensive Environmental Response, Compensation, and Liability Act of 1980

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), authorizes the EPA to mandate clean-up by or to collect reimbursement of clean-up costs from owners or operators of sites from which hazardous substances may be or have been released. Parties that transported hazardous substances to these sites or arranged for the disposal of the substances are also deemed liable by CERCLA. CERCLA has been interpreted to impose strict, joint, and several liability on responsible parties. Entergy, including Entergy Texas, has sent waste materials to various disposal sites over the years. In addition, environmental laws now regulate certain of Entergy's operating procedures and maintenance practices that historically were not subject to regulation. Some disposal sites used by Entergy Texas have been the subject of governmental action under CERCLA, resulting in site clean-up activities. Entergy Texas has participated to various degrees in accordance with its respective potential liabilities in such site clean-ups and has developed experience with clean-up costs. Entergy Texas has established reserves for such environmental clean-up and restoration activities. Details of significant CERCLA liabilities are discussed in the "Other Environmental Matters" section below.

Other Environmental Matters

Several class action and other suits have been filed in state and federal courts seeking relief from Entergy Gulf States, Inc. and others for damages caused by the disposal of hazardous waste and for asbestos-related disease allegedly resulting from exposure on Entergy Gulf States, Inc.'s premises (see "Litigation" below).

Entergy Gulf States Louisiana is currently involved in a remedial investigation of the Lake Charles Service Center site, located in Lake Charles, Louisiana. Entergy Texas is responsible for a share of certain Entergy Gulf States Louisiana costs related to pre-jurisdictional separation environmental matters. A manufactured gas plant (MGP) is believed to have operated at this site from approximately 1916 to 1931. Coal tar, a by-product of the distillation process employed at MGPs, was apparently routed to a portion of the property for disposal. The same area has also been used as a landfill. In 1999, Entergy Gulf States, Inc. signed a second Administrative Consent Order with the EPA to perform removal action at the site. In 2002, approximately 7,400 tons of contaminated soil and debris were excavated and disposed of from an area within the service center. In 2003, a cap was constructed over the remedial area to prevent the migration of contamination to the surface. In August 2005, an administrative order was issued by the EPA requiring that a 10-year groundwater study be conducted at this site. The groundwater monitoring study commenced in January 2006, and is continuing on a quarterly basis. Entergy Texas believes that its ultimate responsibility for this site will not materially exceed its existing clean-up provision of $0.5 million.

The Texas Commission on Environmental Quality (TCEQ) notified Entergy Gulf States, Inc. that the TCEQ believed that Entergy Gulf States, Inc. is one of many potentially responsible parties (PRP) concerning contamination existing at the Spector Salvage Yard Proposed state superfund site in Orange County, Texas. The TCEQ conducted a removal action consisting of the excavation and offsite disposal of contaminated surface soil. The TCEQ sent a request for information to the PRPs and also requested that the PRPs submit a good faith offer covering the cost of the removal action and proposed remedial action (groundwater monitoring plan) by July 30, 2007. Entergy Gulf States, Inc. had no internal documents indicating that it sold, generated, transported, or disposed of hazardous substances or sent any material for reclamation to this site and therefore neither Entergy Texas nor Entergy Gulf States Louisiana is prepared to make a good faith offer at this time. Ultimate responsibility for this site is not expected to materially exceed Entergy Texas' existing clean-up provision of $250,000.

The TCEQ notified Entergy Arkansas, Entergy Gulf States, Inc., Entergy Louisiana, and Entergy New Orleans that the TCEQ believes those entities are PRPs concerning contamination existing at the San Angelo Electric Service Company (SESCO) facility in San Angelo, Texas. The facility operated as a transformer repair and scrapping facility from the 1930s until 2003. Both soil and groundwater contamination exists at the site. Entergy Gulf States, Inc. and Entergy Louisiana sent transformers to this facility during the 1980s. Entergy Gulf States, Inc., Entergy Louisiana, and Entergy Arkansas responded to an information request from the TCEQ and continue to cooperate in this investigation. Entergy New Orleans provided requested information concerning its former status in bankruptcy. Entergy Gulf States, Inc. and Entergy Louisiana joined a group of PRPs responding to site conditions in cooperation with the State of Texas, creating cost allocation models based on review of

SESCO documents and employee interviews, and investigating contribution actions against other PRPs.  Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy Texas have agreed to contribute to the remediation of contaminated soil and groundwater at the site in a measure proportionate to those companies' involvement at the site, while Entergy Arkansas and Entergy New Orleans likely will pay de minimis amounts.  Current estimates, although preliminary and variable depending on the level of third-party cost contributions, indicate that Entergy's total share of remediation costs likely will be less than $1 million. The TCEQ approved an Agreed Administrative Order on September 20, 2006 that will allow the implementation of a Remedial Investigation/Feasibility Study at the SESCO site; with the ultimate disposition being a remedial action to remove contaminants of concern. TCEQ approved the Remedial Investigation Work Plan in May 2007 and field sampling began in July 2007. Entergy Texas believes that its ultimate responsibility for this site will not materially exceed its existing clean-up provision of $150,000.

EPA has notified Entergy Mississippi, Entergy Gulf States, Inc. and Entergy New Orleans that the EPA believes those entities are PRPs concerning contamination of an area known as "Devil's Swamp Lake" near the Port of Baton Rouge, Louisiana.  The area allegedly was contaminated by the operations of Rollins Environmental (LA), Inc, which operated a disposal facility to which many companies contributed waste.  Documents provided by the EPA indicate that Entergy Louisiana may also be a PRP.  Entergy and Entergy Texas continue to monitor this developing situation.

Litigation

Entergy Texas uses legal and appropriate means to contest litigation threatened or filed against it, but Texas has proven to be an unusually litigious environment. Judges and juries in Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage, and business tort cases. The litigation environment in Texas poses a significant business risk to Entergy Texas.

Ratepayer Lawsuit

Texas Power Price Lawsuit

In August 2003, a lawsuit was filed in the district court of Chambers County, Texas by Texas residents on behalf of a purported class apparently of the Texas retail customers of Entergy Gulf States, Inc. who were billed and paid for electric power from January 1, 1994 to the present. The named defendants include Entergy Corporation, Entergy Services, Entergy Power, Entergy Power Marketing Corp., and Entergy Arkansas. Entergy Gulf States, Inc. was not a named defendant, but is alleged to be a co-conspirator. The court granted the request of Entergy Gulf States, Inc. to intervene in the lawsuit to protect its interests.

Plaintiffs allege that the defendants implemented a "price gouging accounting scheme" to sell to plaintiffs and similarly situated utility customers higher priced power generated by the defendants while rejecting and/or reselling to off-system utilities less expensive power offered and/or purchased from off-system suppliers and/or generated by the Entergy system. In particular, plaintiffs allege that the defendants manipulated and continue to manipulate the dispatch of generation so that power is purchased from affiliated expensive resources instead of buying cheaper off-system power.

Plaintiffs estimate that customers in Texas were charged at least $57 million above prevailing market prices for power. Plaintiffs seek actual, consequential and exemplary damages, costs and attorneys' fees, and disgorgement of profits. In September 2003, the Entergy defendants removed the lawsuit to the federal court in Galveston, and in October 2003, filed a pleading seeking dismissal of the plaintiffs' claims. In October 2003, the plaintiffs filed a motion to remand the case to state court. In January 2004, the federal court determined that it did not have jurisdiction over the subject matter of the lawsuit, and remanded the case to the state district court in Chambers County. In November 2004, the state district court dismissed the case based on a lack of jurisdiction. The plaintiffs appealed the dismissal.

In March 2006 the Corpus Christi Court of Appeals determined that neither the FERC nor the PUCT had exclusive jurisdiction over the plaintiffs' claims and, on this basis, reversed the district court's dismissal order and remanded the case for further proceedings. The court of appeals also affirmed the district court's decision allowing Entergy Gulf States, Inc. to intervene in the case. Entergy filed a petition for review with the Texas Supreme Court. The Texas Supreme Court denied the petition for review in February 2007, and in August 2007 denied Entergy's request for rehearing. Entergy filed a petition for a writ of certiorari with the United States Supreme Court for review of the decision, and the writ of certiorari request was denied in February 2008. The case is now pending again in the state district court.

Asbestos and Hazardous Material Litigation

Numerous lawsuits have been filed in federal and state courts in Texas and Louisiana primarily by contractor employees in the 1950-1980 timeframe against Entergy Gulf States, Inc. and other Entergy subsidiaries as premises owners of power plants, for damages caused by alleged exposure to asbestos or other hazardous material. Many other defendants are named in these lawsuits as well. Management believes that adequate provisions have been established to cover any exposure. Additionally, negotiations continue with insurers to recover reimbursements. Management believes that loss exposure has been and will continue to be handled successfully so that the ultimate resolution of these matters will not be material, in the aggregate, to the financial position, results of operation, or cash flows of Entergy Texas.

Employment and Labor-related Proceedings

Entergy Texas and other Entergy subsidiaries are responding to various lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees. Generally, the amount of damages being sought is not specified in these proceedings. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits under various Entergy Corporation sponsored plans. Entergy Texas and the other Entergy subsidiaries are responding to these suits and proceedings and deny liability to the claimants.

Employees

Employees are an integral part of Entergy Texas' commitment to serving its customers. As of December 31, 2007, Entergy Texas employed 745 people. Approximately 450 employees are represented by the International Brotherhood of Electrical Workers Union.

Entergy Texas' and Entergy Corporation's Websites

Entergy Texas' website is located at http://www.entergy-texas.com and Entergy Corporation's website is located at http://www.entergy.com. Entergy Corporation's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments are available without charge on its website, http://www.shareholder.com/entergy/edgar.cfm, as soon as reasonably practicable after they are filed electronically with the SEC. Entergy Texas is providing the address to these Internet sites solely for the information of investors. Entergy Texas does not intend the addresses to be active links or to otherwise incorporate the contents of the websites into this report.

Item 1A.         Risk Factors

Investors should review carefully the following risk factors and the other information in this Form 10. The risks that Entergy Texas faces are not limited to those in this section. There may be additional risks and uncertainties (either currently unknown or not currently believed to be material) that could adversely affect Entergy Texas' financial condition, results of operations and liquidity. See "FORWARD-LOOKING INFORMATION."

Entergy Texas is a wholly-owned subsidiary of Entergy Corporation.  Entergy Corporation owns other utility and non-utility operating companies.  An adverse development affecting Entergy Corporation or its subsidiaries could have an indirect effect on Entergy Texas as a function of the effect of such an event on Entergy Texas' parent corporation.  For a description of the risk factors affecting Entergy Corporation and its other operating companies, see "Risk Factors" in the Entergy Corporation and Subsidiaries Annual Report on Form 10-K for the year ended December 31, 2007.

Regulatory Risks

The terms and conditions of service, including electric and gas rates, of Entergy Texas are determined through regulatory approval proceedings that are lengthy and subject to appeal that could result in delays in effecting rate changes and uncertainty as to ultimate results.

The rates that Entergy Texas charges reflects its capital expenditures, operations and maintenance charges, allowed rates of return, financing costs, and related costs of service. These rates significantly influence the financial condition, results of operations, and liquidity of Entergy Texas. These rates are determined in regulatory proceedings and are subject to periodic regulatory review and adjustment.

In addition, regulators can initiate proceedings to investigate the prudence of costs in Entergy Texas' base rates and examine, among other things, the prudence of its operation and maintenance practices, level of expenditures (including storm costs), allowed rates of return and appropriate rate base, proposed resource acquisitions and previously incurred capital expenditures.  The regulators can disallow costs found not to have been prudently incurred, creating some risk to the ultimate recovery of those costs. Regulatory proceedings relating to rates and other matters typically involve multiple parties seeking to limit or reduce rates. The proceedings generally have long timelines and may or may not be limited by statute, which could cause Entergy Texas to experience regulatory lag in recovering such costs through rates. Decisions are typically subject to appeal, potentially leading to additional uncertainty associated with these approval proceedings. For information regarding rate case proceedings, reference is made to Note 2 to the financial statements.

Entergy Texas recovers fuel and purchased power costs through rate mechanisms that are subject to risks of delay or disallowance in regulatory proceedings.

Entergy Texas recovers its fuel and purchased power costs from its customers through rate mechanisms subject to periodic regulatory review and adjustment. Because the regulatory bodies have authority to disallow incurred costs found not to have been prudently incurred, there exists some risk to the ultimate recovery of those costs. Regulators can initiate proceedings to investigate the continued usage or the adequacy and operation of the fuel and purchased power recovery mechanisms of Entergy Texas and its fuel and purchased power procurement practices. Entergy Texas' cash flows can be negatively affected by the time delays between when fuel or power is purchased and the ultimate recovery from customers in rates. For further information regarding the regulatory proceedings for fuel and purchased power recovery, reference is made to the Note 2 to the financial statements.

As a result of a challenge by two retail regulatory bodies, the manner in which Entergy's Utility operating companies have traditionally shared the costs associated with coordinated planning, construction and operation of generating resources and bulk transmission facilities has been changed by the FERC, which will require adjustment of retail rates in the jurisdictions where the Utility operating companies provide service and has introduced additional uncertainty in the ratemaking process.

Entergy's Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating resources and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. In 2005, the FERC issued a decision requiring changes to the cost allocation methodology used in that rate schedule. Beginning in June 2007, the first reallocation of payments (based on calendar year 2006 production costs) was made by Entergy Arkansas to certain of the Utility operating companies, including $30 million to Entergy Texas. Entergy's management believes that any changes in the allocation of production costs resulting from the FERC's decision and related retail proceedings should result in similar rate changes for retail customers, as, in fact, was the case in 2007. The timing of recovery of these costs in rates, however, could be the subject of additional regulatory and other proceedings.

In December 2005, Entergy Arkansas provided notice of its intent to terminate its participation in the System Agreement. In November 2007, Entergy Mississippi provided its notice to terminate its participation in the System Agreement. Each notice of termination is effective ninety-six (96) months from the date of notice or such earlier date as authorized by the FERC. Entergy cannot predict the timing or the form of any successor arrangement to the System Agreement, or the effect such a successor arrangement (or the absence thereof) will have on Entergy or the Utility operating companies.

The LPSC, APSC, MPSC and the AEEC have appealed the FERC decision to the Court of Appeals for the D.C. Circuit. For information regarding these and other proceedings associated with the System Agreement, as well as additional information regarding the System Agreement itself, see "Significant Factors and Known Trends - Federal Regulation - System Agreement Proceedings" section of Management's Financial Discussion and Analysis. Although the outcome and timing of the FERC and these other proceedings and appeals cannot be predicted at this time, Entergy Texas does not believe that the ultimate resolution of these proceedings will have a material effect on its liquidity, financial condition or results of operations.

Changing Market Structure Risks

Delays and uncertainty relating to the start of retail open access in Texas for Entergy Texas could have a material adverse effect on Entergy Texas' financial condition, results of operations and liquidity.

The PUCT has delayed implementation of retail open access (also referred to as retail customer choice) in Entergy Texas' service territory. In addition, the PUCT has not approved a base rate increase for Entergy Texas since 1991, although, pursuant to a statute enacted in June 2005, the PUCT approved rate riders allowing Entergy Texas to collect reasonable and necessary costs of incremental resources to meet load requirements and to recover reasonable and necessary transition to competition costs previously incurred by Entergy Texas. The statute also provides (i) for Entergy Texas to file a transition to competition plan, which Entergy Texas filed on December 29, 2006, and (ii) for Entergy Texas' retail rates to be subject to cost-of-service regulation until retail customer choice is implemented in its service territory. The statute also provides that any change in base rates cannot occur earlier than June 30, 2008.

Under the transition to competition plan filed by Entergy Texas with the PUCT, Entergy Texas proposed joining the Electric Reliability Council of Texas, or ERCOT, because ERCOT already has all of the prerequisites for retail choice. Entergy Texas' filing includes an estimate that construction costs for facilities to interconnect Entergy Texas' operations with ERCOT and implement retail open access could be approximately $1 billion. Under Entergy Texas' plan, retail open access could commence as early as 2013, although that is unlikely given recent PUCT decisions. For additional information regarding joining ERCOT, reference is made to the "Rate and Regulatory Matters -- Electric Industry Restructuring in Texas" section of Note 2 to the financial statements.

Further extended delays and uncertainty with respect to the start of retail open access in Texas, particularly with respect to the PUCT's ultimate decision on the transition to competition plan filed on December 29, 2006, and the recovery of capital costs that may be incurred in connection with the implementation of the transition to competition plan, as well as the possibility of adverse decisions in proceedings currently pending, or which will be commenced in the future, at the PUCT (in each case whether related to the statute or otherwise), could have a material adverse effect on Entergy Texas' financial condition, results of operations, and liquidity. For additional information regarding Entergy Texas' transition to competition plan, reference is made to the "Retail Rate Proceedings - Filings with the PUCT and Texas Cities" section of Note 2 to the financial statements.

Other Risks

The effects of weather and the related impact on electricity and gas usage may adversely affect Entergy Texas' results of operations.

Temperatures above normal levels in the summer tend to increase summer cooling electricity demand and revenues, and temperatures below moderate levels in the winter tend to increase winter heating electricity and gas demand and revenues. As a corollary, moderate temperatures tend to decrease usage of energy and resulting revenues. Higher consumption levels typically cause Entergy Texas to report higher revenues in the third quarter of the fiscal year than in the other quarters. Extreme weather conditions or storms; however, may stress the Entergy Utility operating companies' generation facilities and transmission and distribution systems, resulting in increased maintenance and capital costs (and potential increased financing needs), limits on the ability to meet peak customer demand, increased regulatory oversight, and lower customer satisfaction. These extreme conditions could have a material adverse effect on Entergy Texas' financial condition, results of operations and liquidity.

General Business Risks

Entergy Texas depends on access to the capital markets and, at times, may face potential liquidity constraints to handle future contingencies such as future natural disasters or substantial increases in gas and fuel prices.

Entergy Texas' business is capital intensive and dependent upon its ability to access capital at reasonable rates and other terms. At times there are also spikes in the price for natural gas and other commodities that increase the liquidity requirements of Entergy Texas. In addition, Entergy Texas' liquidity needs could significantly increase in the event of a hurricane or other weather-related or unforeseen disaster similar to that experienced in Entergy's service territory with Hurricane Katrina and Hurricane Rita in 2005. The occurrence of one or more contingencies, including a delay in regulatory recovery of fuel or purchased power costs or storm restoration costs, an acceleration of payments or decreased credit lines, less cash flow from operations than expected or other unknown events, such as future storms, could cause the financing needs of Entergy Texas to increase. In addition, accessing the capital markets more frequently in these situations may result in an increase in leverage. Material leverage increases could negatively affect the credit ratings of Entergy Texas, which in turn could negatively affect access to the capital markets.

A downgrade in Entergy Texas' credit ratings could negatively affect Entergy Texas' ability to access capital and/or could require Entergy Texas to post collateral, accelerate certain payments or repay certain indebtedness.

There are a number of factors that rating agencies evaluate to arrive at credit ratings for Entergy Texas, including the ability to cover liquidity requirements, the availability of committed external credit support, and other commitments for capital, including for repayments of debt under Entergy Texas' debt assumption agreement with Entergy Gulf States Louisiana (discussed in Note 5 to the financial statements). If one or more rating agencies downgrade Entergy Texas' ratings, particularly below investment grade, borrowing costs would increase, the potential pool of investors and funding sources would likely decrease, and cash collateral demands may be triggered by the terms of a number of commodity contracts, leases and other agreements.

Most of Entergy Texas' large customers, suppliers and counterparties require sufficient creditworthiness to enter into transactions. If Entergy Texas' ratings decline, particularly below investment grade, or if certain counterparties believe Entergy Texas is losing creditworthiness and demand adequate assurance under fuel, gas and purchased power contracts, the counterparties may require posting of collateral in cash or letters of credit, prepayment for fuel, gas or purchased power or accelerated payment, or counterparties may decline business with Entergy Texas. In addition, any ratings downgrade of Entergy's securities or those of the other Utility operating companies could negatively affect the credit ratings for Entergy Texas.

Entergy Texas may incur substantial costs to fulfill its obligations related to new or existing environmental laws and regulations and other matters.

The business in which Entergy Texas operates is subject to extensive environmental regulation by local, state and Federal authorities.  These laws and regulations affect the manner in which Entergy Texas conducts its operations and makes capital expenditures.  These regulations also affect how Entergy Texas manages air emissions, discharges to water, solid and hazardous waste storage and disposal, cooling and service water intake, the protection of threatened and endangered species, hazardous materials transportation, and similar matters.  Federal, state, and local authorities continually revise these statutes and regulations, and the statutes and regulations are subject to judicial interpretation and to the permitting and enforcement discretion vested in the implementing agencies. Developing and implementing plans for facility compliance with these requirements can lead to capital, personnel, and operation and maintenance expenditures.

Emissions of nitrogen and sulfur oxides, mercury, particulates, and other regulated air contaminants from fossil fueled generating plants are potentially subject to increased regulation, controls and mitigation expenses.  In addition, existing air regulations and programs promulgated by the EPA often are challenged legally, sometimes resulting in large-scale changes to anticipated regulatory regimes. Environmental advocacy groups, other organizations and some agencies in the United States are focusing considerable attention on CO2 emissions from power generation facilities and its potential role in climate change.  Although several bills have been introduced in Congress that would compel CO2 emission reductions, none have advanced through the legislature.  On April 2, 2007, the United States Supreme Court issued a decision holding that the EPA has authority to regulate emissions of CO2 and other "greenhouse gases" under the Clean Air Act.  Future changes in environmental regulation governing these pollutants could make some of Entergy's electric generating units uneconomical to maintain or operate.  In addition, any legal obligation that would require mitigation efforts or new controls would raise uncertainty about the future viability of fossil fuels, particularly coal, as an energy source for new and existing electric generation facilities.  Entergy Texas continues to monitor regulatory and legislative developments in this area.

In addition, global climate change issues have received an increased focus on the Federal and state government levels that could potentially lead to additional rules and regulations that affect how Entergy Texas operates its business, both in terms of the power plants it owns and operates as well as general utility operation.

Violations of these requirements can subject Entergy Texas to enforcement actions, capital expenditures to bring existing facilities into compliance, additional operating costs or operating restrictions to achieve compliance, remediation and clean-up costs, civil penalties, and exposure to third parties' claims for alleged health or property damages or for violations of applicable permits or standards.  In addition, Entergy Texas is subject to liability under these laws for the costs of remediation of environmental contamination of property now or formerly owned or operated by it or Entergy Gulf States, Inc. and of property contaminated by hazardous substances it generates.  Entergy Texas is currently involved in proceedings relating to sites where hazardous substances have been released and may be subject to additional proceedings in the future.  Entergy Texas has incurred and expects to incur significant costs related to environmental compliance.

Entergy Texas may not be able to obtain or maintain all required environmental regulatory approvals.  If there is a delay in obtaining any required environmental regulatory approvals, or if Entergy Texas fails to obtain, maintain or comply with any such approval, the operation of its facilities could be stopped or become subject to additional costs. For further information regarding environmental regulation and environmental matters, reference is made to the "Regulation of Entergy's Business - Environmental Regulation" section of Part I Item 1.

Market performance and other changes may decrease the value of benefit plan assets, which then could require significant additional funding.

The performance of the capital markets affects the values of the assets held in trust under Entergy's pension and postretirement benefit plans. A decline in the market value of the assets may increase the funding requirements relating to Entergy Texas' benefit plan liabilities. Additionally, changes in interest rates affect the liabilities under Entergy's pension and postretirement benefit plans; as interest rates decrease, the liabilities increase, potentially requiring additional funding. The funding requirements of the obligations related to the pension benefit plans can also increase as a result of changes in retirement rates, life expectancy assumptions, or Federal regulations. For further information regarding Entergy's pension and other postretirement benefit plans, reference is made to the "Critical Accounting Estimates - Qualified Pension and Other Postretirement Benefits" section of Management's Financial Discussion and Analysis and Note 8 to the financial statements.

The litigation environment in Texas poses a significant risk to Entergy Texas.

Entergy Texas is involved in the ordinary course of business in a number of lawsuits involving employment, commercial, asbestos, hazardous material and ratepayer matters, and injuries and damages issues, among other matters. Texas has proven to be an unusually litigious environment. Judges and juries in Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage, and business tort cases. Entergy Texas uses legal and appropriate means to contest litigation threatened or filed against it, but the litigation environment in Texas poses a significant business risk.

Terrorist attacks, future war or risk of war may adversely affect Entergy's results of operations.

As a power generator, Entergy Texas faces heightened risk of an act of terrorism, either as a direct act against one its generation facilities or an ability to operate as a result of systemic damage resulting from an act against the transmission and distribution infrastructure used to transport power.  If such an attack were to occur, Entergy Texas' business, financial condition and results of operations could be materially adversely affected.

Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could negatively impact Entergy Texas' results of operations, financial condition and liquidity.

Entergy and its subsidiaries make judgments regarding the potential tax effects of various financial transactions and results of operations to estimate its obligations to taxing authorities. These tax obligations include income, franchise, real estate, sales and use and employment-related taxes. These judgments include reserves for potential adverse outcomes regarding tax positions that have been taken. Entergy and its subsidiaries also estimate its ability to utilize tax benefits, including those in the form of carryforwards for which the benefits have already been reflected in the financial statements. Changes in Federal, state, or local tax laws, adverse tax audit results or adverse tax rulings on positions taken by Entergy and its subsidiaries could negatively affect Entergy Texas' results of operations, financial condition and liquidity. For further information regarding Entergy Texas' accounting for tax obligations, reference is made to Note 3 to the financial statements.

Item 2.         Financial Information and Item 13. Financial Statements and Supplementary Data

ENTERGY TEXAS, INC.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

Jurisdictional Separation of Entergy Gulf States, Inc. into Entergy Gulf States Louisiana and Entergy Texas

Prior to December 31, 2007, the operations of Entergy Texas were part of Entergy Gulf States, Inc., a public utility company engaged in the generation, distribution and sale of electric energy, having substantially all its operations in the States of Texas, subject to the retail jurisdiction of the PUCT, and Louisiana, subject to the retail jurisdiction of the LPSC. Effective December 31, 2007, Entergy Gulf States, Inc. completed a jurisdictional separation into two vertically integrated utility companies, one operating under the sole retail jurisdiction of the PUCT, Entergy Texas, and the other operating under the sole retail jurisdiction of the LPSC, Entergy Gulf States Louisiana. Entergy Texas now owns all Entergy Gulf States, Inc. distribution and transmission assets located in Texas, the gas-fired generating plants located in Texas, undivided 42.5% ownership shares of Entergy Gulf States, Inc.'s 70% ownership interest in Nelson 6 and 42% ownership interest in Big Cajun 2, Unit 3, which are coal-fired generating plants located in Louisiana, and other assets and contract rights to the extent related to utility operations in Texas. Entergy Gulf States Louisiana now owns all of the remaining assets that were owned by Entergy Gulf States, Inc.  On a book value basis, approximately 58.1% of the Entergy Gulf States, Inc. assets were allocated to Entergy Gulf States Louisiana and approximately 41.9% were allocated to Entergy Texas.

Entergy Gulf States Louisiana remains primarily liable for all of the long-term debt issued by Entergy Gulf States, Inc. that was outstanding on December 31, 2007. Under a debt assumption agreement with Entergy Gulf States Louisiana, Entergy Texas assumed its pro rata share of this long-term debt, which was $1.079 billion, or approximately 46%. The pro rata share of the long-term debt assumed by Entergy Texas was determined by first determining the net assets for each company on a book value basis, and then calculating a debt assumption ratio that resulted in the common equity ratios for each company being approximately the same as the Entergy Gulf States, Inc. common equity ratio immediately prior to the jurisdictional separation. Entergy Texas' debt assumption does not discharge Entergy Gulf States Louisiana's liability for the long-term debt. To secure its debt assumption obligations, Entergy Texas granted to Entergy Gulf States Louisiana a first lien on Entergy Texas' assets that were previously subject to the Entergy Gulf States, Inc. mortgage. Entergy Texas has until December 31, 2010 to repay the assumed debt. In addition, Entergy Texas, as the owner of Entergy Gulf States Reconstruction Funding I, LLC (EGSRF I), will report the $329.5 million of senior secured transition bonds (securitization bonds) issued by EGSRF I as long-term debt on its consolidated balance sheet. The securitization bonds are non-recourse to Entergy Texas.

Entergy Texas will purchase from Entergy Gulf States Louisiana pursuant to a life-of-unit purchased power agreement (PPA) a 42.5% share of capacity and energy from the 70% of River Bend subject to retail regulation. Entergy Texas was allocated a share of River Bend's nuclear and environmental liabilities that is identical to the share of the plant's output purchased by Entergy Texas under the PPA. Entergy Gulf States Louisiana will purchase a 57.5% share of capacity and energy from the gas-fired generating plants owned by Entergy Texas, and Entergy Texas will purchase a 42.5% share of capacity and energy from the gas-fired generating plants owned by Entergy Gulf States Louisiana. The PPAs associated with the gas-fired generating plants will terminate when retail open access commences in Entergy Texas' jurisdiction or when the unit(s) is no longer dispatched by the Entergy System. If Entergy Texas implements retail open access, it will terminate its participation in the System Agreement, except for the portion of the System Agreement related to transmission equalization. The dispatch and operation of the generating plants will not change as a result of the jurisdictional separation.

Entergy Gulf States Louisiana must make a compliance filing in March 2008 with the LPSC regarding the jurisdictional separation transaction. Although formal approval of the PUCT was not required for implementation of the jurisdictional separation, Entergy Texas sought input from the PUCT and has kept the PUCT informed of the status of the separation.

Because the jurisdictional separation was a transaction involving entities under common control, Entergy Texas recognized the assets and liabilities allocated to it at their carrying amounts in the accounts of Entergy Gulf States, Inc. at the time of the jurisdictional separation. Entergy Texas' financial statements report results of operations for 2007 as though the jurisdictional separation had occurred at the beginning of 2007, and presents its 2007 balance sheet and other financial information as of the beginning of 2007 as though the assets and liabilities had been allocated at that date.  Financial statements and financial information presented for prior periods have also been presented on that basis to furnish comparative information.

Hurricane Rita

In September 2005, Hurricane Rita hit Entergy Texas' service territory. The storms resulted in power outages; significant damage to electric distribution, transmission, and generation infrastructure; and the temporary loss of sales and customers due to mandatory evacuations. Entergy Texas is pursuing a range of initiatives to recover storm restoration and business continuity costs and incremental losses. Initiatives include obtaining reimbursement of certain costs covered by insurance and pursuing recovery through existing or new rate mechanisms regulated by the FERC and local regulatory bodies, in combination with securitization.

Insurance Claims

See Note 6 to the financial statements for a discussion of Entergy's conventional property insurance program. Entergy has received a total of $134.5 million as of December 31, 2007 on its Hurricane Katrina and Hurricane Rita insurance claims, including $69.5 million that Entergy received in the second quarter 2007 in settlement of its Hurricane Katrina claim with one of its two excess insurers. Of the $134.5 million received, $20.7 million has been allocated to Entergy Texas. In the third quarter 2007, Entergy filed a lawsuit in the U.S. District Court for the Eastern District of Louisiana against its other excess insurer on the Hurricane Katrina claim. At issue in the lawsuit is whether any policy exclusions limit the extent of coverage provided by that insurer.

There was an aggregation limit of $1 billion for all parties insured by the primary insurer for any one occurrence at the time of the Hurricane Katrina and Hurricane Rita losses, and the primary insurer notified Entergy that it expects claims for Hurricane Katrina and Hurricane Rita to materially exceed this limit. Entergy currently estimates that its remaining net insurance recoveries for the losses caused by the hurricanes, including the effects of the primary insurance aggregation limit being exceeded and the litigation against the excess insurer, will be approximately $51 million for Entergy Texas. Entergy Texas currently expects to receive payment for the majority of its estimated insurance recovery related to Hurricane Rita through 2009.

Storm Costs Recovery Filing with Retail Regulator

In July 2006, Entergy Texas filed an application with the PUCT with respect to its Hurricane Rita reconstruction costs incurred through March 2006. The filing asked the PUCT to determine the amount of reasonable and necessary hurricane reconstruction costs eligible for securitization and recovery, approve the recovery of carrying costs, and approve the manner in which Entergy Texas allocates those costs among its retail customer classes. In December 2006, the PUCT approved $381 million of reasonable and necessary hurricane reconstruction costs incurred through March 31, 2006, plus carrying costs, as eligible for recovery. After netting expected insurance proceeds, the amount is $353 million.

In April 2007, the PUCT issued its financing order authorizing the issuance of securitization bonds to recover the $353 million of hurricane reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, EGSRF I, a company wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds). With the proceeds, EGSRF I purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. Entergy Texas began cost recovery through the transition charge in July 2007, and the transition charge is expected to remain in place over a 15-year period. Entergy Texas will use the proceeds to refinance or retire debt and to reduce equity. In February 2008, Entergy Texas returned $150 million of capital to Entergy Corporation. See Note 5 to the financial statements for additional information regarding the securitization bonds.

Results of Operations

Net Income

2007 Compared to 2006

Net income increased $4.8 million primarily due to higher net revenue partially offset by lower other income, higher interest and other charges, and a higher effective income tax rate.

2006 Compared to 2005

Net income increased $5.2 million primarily due to higher net revenue and higher other income, partially offset by higher other operation and maintenance expenses, higher interest and other charges, and a higher effective income tax rate.

Net Revenue

2007 Compared to 2006

Net revenue consists of operating revenues net of: 1) fuel, fuel-related expenses, and gas purchased for resale, 2) purchased power expenses, and 3) other regulatory charges. Following is an analysis of the change in net revenue comparing 2007 to 2006.

Amount
(In Millions)

2006 net revenue	$403.3
Purchased power capacity	13.1
Securitization transition charge	9.9
Volume/weather	9.7
Transmission revenue	6.1
Base revenue	2.6
Other	(2.4)
2007 net revenue	$442.3

The purchased power capacity variance is due to changes in the purchased power capacity costs included in the calculation in 2007 compared to 2006 used to bill generation costs between Entergy Texas and Entergy Gulf States Louisiana.

The securitization transition charge variance is due to the issuance of securitization bonds. As discussed above, in June 2007, EGSRF I, a company wholly-owned and consolidated by Entergy Texas, issued securitization bonds and with the proceeds purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. See Note 5 to the financial statements for additional information regarding the securitization bonds.

The volume/weather variance is due to increased electricity usage on billed retail sales, including the effects of more favorable weather in 2007 compared to the same period in 2006. The increase is also due to an increase in usage during the unbilled sales period. Retail electricity usage increased a total of 139 GWh in all sectors. See "Critical Accounting Estimates" below and Note 1 to the financial statements for further discussion of the accounting for unbilled revenues.

The transmission revenue variance is due to an increase in rates effective June 2007 and new transmission customers in late 2006.

The base revenue variance is due to the transition to competition rider that began in March 2006. Refer to Note 2 to the financial statements for further discussion of the rate increase.

Gross operating revenues, fuel and purchased power expenses, and other regulatory charges

Gross operating revenues decreased primarily due to a decrease of $179 million in fuel cost recovery revenues due to lower fuel rates and fuel refunds. The decrease was partially offset by the $39 million increase in net revenue described above and an increase of $44 million in wholesale revenues, including $30 million from the System Agreement cost equalization payments from Entergy Arkansas. The receipt of such payments is being refunded to customers by crediting deferred fuel costs and reducing fuel rates ultimately charged to customers. As a result, the System Agreement cost equalization receipt and refund to customers have no effect on net income.

Fuel and purchased power expenses decreased primarily due to a decrease in deferred fuel expense due to lower fuel rates.

Other regulatory charges increased primarily due to the recovery of $10.4 million of bond expenses related to the bond securitization, as discussed above. The recovery became effective in July 2007. See Note 5 to the financial statements for additional information regarding the securitization bonds.

2006 Compared to 2005

Net revenue consists of operating revenues net of: 1) fuel, fuel-related expenses, and gas purchased for resale, 2) purchased power expenses, and 3) other regulatory charges. Following is an analysis of the change in net revenue comparing 2006 to 2005.

Amount
(In Millions)

2005 net revenue	$370.7
Base revenue	20.6
Reserve equalization	6.0
Volume/weather	5.8
Other	0.2
2006 net revenue	$403.3

The base revenue variance is due to an incremental purchased power capacity recovery rider that began in December 2005 and a transition to competition rider that began in March 2006. Refer to Note 2 to the financial statements for further discussion of the rate increases.

The reserve equalization variance is due to lower payments in 2006 as a result of the resource plan capacity purchases effective February 2006 and power purchases from Entergy Louisiana's recently acquired Perryville generating station effective July 2005, both of which reduced the amount of system-wide capacity allocated to Entergy Texas.

The volume/weather variance is due primarily to increased weather-adjusted electricity usage on billed sales, which increased a total of 548 GWh as compared to the same period in 2005. The increase was partially offset by less favorable weather on billed sales compared to the same period in 2005.

Gross operating revenues and fuel and purchased power expenses

Gross operating revenues increased primarily due to an increase of $220 million in fuel cost recovery revenues due to higher fuel rates and a fuel surcharge implemented in 2006.

Fuel and purchased power expenses increased primarily due to an increase in deferred fuel expense due to higher fuel rates, partially offset by decreases in the average prices of natural gas and purchased power.

Other Income Statement Variances

2007 Compared to 2006

Other income decreased primarily due to:

  a credit of $3.3 million recorded during 2006 as a result of Entergy Texas going from a market-based rate authority to a cost-based rate authority for the wholesale business, which resulted in reinstating the application of regulatory accounting principles to that business; and
  a gain of $2 million on the disposition of property in 2006.

Interest and other charges increased primarily due to the increase in long-term debt outstanding as a result of the issuance of securitization bonds during the second quarter 2007 in addition to higher interest on deferred fuel costs. See Note 5 to the financial statements for additional information regarding the securitization bonds.

2006 Compared to 2005

Other operation and maintenance expenses increased primarily due to:

  an increase of $7 million in payroll, payroll-related, and benefits costs;
  an increase of $6.3 million due to the reclassification of storm restoration costs related to Hurricane Rita consistent with the recovery method approved by the PUCT;
  an increase of $5.3 million in outside service costs, including legal fees related to fuel cases and storm recovery;
  an increase of $3 million in distribution and plant maintenance costs due to the return to normal operations work during 2006 versus storm restoration activities in 2005 as a result of the hurricanes; and
  an increase of $1.9 million in customer service support costs, including an increase in customer write-offs.

Other income increased primarily due to:

  the accrual of $24 million of carrying charges through December 31, 2006 on hurricane reconstruction costs approved by the PUCT. The PUCT approval and the securitization filing for the recovery of reconstruction costs are discussed above under "Storm Costs Recovery Filings with Retail Regulators";
  a credit of $3.3 million recorded during 2006 as a result of Entergy Texas going from a market-based rate authority to a cost-based rate authority; and
  a gain of $2 million on the disposition of non-utility property in 2006.

The increase in other income was partially offset by a decrease in the allowance for equity funds used during construction as a result of lower construction work in progress.

Interest and other charges increased primarily due to the increase in long-term debt outstanding as a result of the funding of the storm restoration costs resulting from Hurricane Rita and a decrease in the allowance for borrowed funds used during construction as a result of lower construction work in progress.

Income Taxes

The effective income tax rates were 38.1%, 33.5%, and 26.0% for 2007, 2006, and 2005, respectively. See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35% to the effective income tax rate.

Liquidity and Capital Resources

Cash Flow

Cash flows for the years ended December 31, 2007, 2006, and 2005 were as follows:

	2007	2006	2005
	(In Thousands)

Cash and cash equivalents at beginning of period	$77,115	$9,383	$2,945

Cash flow provided by (used in):
Operating activities	175,991	326,659	94,153
Investing activities	(234,716)	(166,488)	(378,074)
Financing activities	278,692	(92,439)	290,359
Net increase in cash and cash equivalents	219,967	67,732	6,438

Cash and cash equivalents at end of period	$297,082	$77,115	$9,383

Operating Activities

Cash flow from operations decreased $150.7 million in 2007 compared to 2006 primarily due to:

  the income tax refunds of $21 million received in 2006, as discussed below, compared to $1.9 million received in 2007;
  the increased collection of deferred fuel costs in 2006, as discussed below, along with a $109.4 million fuel cost over-recovery refund made to customers over a two-month period beginning in July 2007. Entergy Texas' fuel cost recovery mechanisms and proceedings are discussed more thoroughly in Note 2 to the financial statements; and
  the timing of collections of receivables from customers and payments to vendors compared to 2006.

Cash flow from operations increased $232.5 million in 2006 compared to 2005 primarily due to:

  increases in the collections of fuel costs and accounts receivable. Collections in 2005 were lower due to the effects of Hurricanes Katrina and Rita, which depressed the billing and collection activities of the company in the fourth quarter 2005, as well as displacing customers. As billing and collection activity returned to normal and customers returned to service, collections in 2006 picked back up, and included some collections that normally would have occurred in 2005 absent the effects of the hurricanes. Recovery of fuel costs also increased as a result of this, in addition to over-recoveries of deferred fuel costs as Entergy Texas' fuel rates exceeded the actual fuel costs incurred in 2006, primarily because of a decline in the price of natural gas for the year; and
  income tax refunds of $21 million received in 2006 compared to income tax payments of $4.9 million in 2005. In the first quarter of 2006, Entergy received an income tax refund as a result of net operating loss carryback provisions contained in the Gulf Opportunity Zone Act of 2005, which was enacted in response to the effects of Hurricane Katrina and Hurricane Rita.

Investing Activities

Net cash used in investing activities increased $68.2 million in 2007 compared to 2006 primarily due to money pool activity. Increases in Entergy Texas' receivable from the money pool are a use of cash flow, while a decrease in the receivable is a source of cash flow, and Entergy Texas' receivable from the money pool increased by $56.9 million in 2007 compared to decreasing by $39.3 million in 2006. The money pool is an inter-company borrowing arrangement designed to reduce Entergy's subsidiaries' need for external short-term borrowings. The increase was partially offset by a decrease of $50.4 million in construction expenditures primarily due to storm-related spending in 2006. Hurricane Rita caused increased construction spending for Entergy Texas in both 2005 and 2006.

Net cash used in investing activities decreased $211.6 million in 2006 compared to 2005 primarily due to under-recovered fuel and purchased power expenses of $146.7 million in 2005 that were deferred and were expected to be collected over a period greater than twelve months. The under-recoveries were caused by increases in fuel and purchased power costs in 2005, in addition to the effects that Hurricanes Katrina and Rita had on collections. See Note 1 to the financial statements for further discussion of the accounting for fuel costs. Money pool activity also contributed to the decrease, as Entergy Texas' receivable from the money pool decreased by $39.3 million in 2006 compared to increasing by $31.6 million in 2005.

Financing Activities

Financing activities provided cash of $278.7 million in 2007 compared to using cash of $92.4 million in 2006 primarily due to the issuance of $329.5 million of securitization bonds in 2007. The securitization bonds were issued as a means of recovering hurricane reconstruction costs. See Note 5 to the financial statements for details of the securitization bond issuance.

Financing activities used cash of $92.4 million in 2006 compared to providing cash of $290.4 million in 2005 primarily due to the net issuance of $167.2 million of long-term debt in 2005 and a capital contribution of $150 million received from Entergy Corporation in 2005. Both of the net debt issuance and capital contribution in 2005 were part of Entergy Texas' efforts to finance its hurricane recovery efforts.

See Note 5 to the financial statements for additional details concerning long-term debt.

Capital Structure

Entergy Texas' capitalization is balanced between equity and debt, as shown in the following table. The increase in the debt to capital ratio for Entergy Texas as of December 31, 2007 is primarily due to an increase in long-term debt as a result of the issuance of securitization bonds in June 2007.

	December 31, 2007	December 31, 2006

Net debt to net capital	52.6%	50.5%
Effect of subtracting cash from debt	5.9%	1.9%
Debt to capital	58.5%	52.4%

Net debt consists of debt less cash and cash equivalents. Debt consists of notes payable and long-term debt, including the currently maturing portion. Capital consists of debt and shareholders' equity. Net capital consists of capital less cash and cash equivalents. Entergy Texas uses the net debt to net capital ratio in analyzing its financial condition and believes it provides useful information to its investors and creditors in evaluating Entergy Texas' financial condition.

Uses of Capital

Entergy Texas requires capital resources for:

  construction and other capital investments;
  debt maturities, including payments under the debt assumption agreement with Entergy Gulf States Louisiana;
  working capital purposes, including the financing of fuel and purchased power costs; and
  dividend and interest payments.

Following are the amounts of Entergy Texas' planned construction and other capital investments, existing debt and lease obligations (includes estimated interest payments), and other purchase obligations:

	2008	2009-2010	2011-2012	after 2012	Total
	(In Millions)
Planned construction and
capital investment (1)	$142	$308	N/A	N/A	$450
Long-term debt	$384	$887	$38	$438	$1,747
Operating leases	$5	$9	$5	$2	$21
Purchase obligations (2)	$15	$5	$1	$-	$21

(1)

Includes approximately $111 to $125 million annually for maintenance capital, which is planned spending on routine capital projects that are necessary to support reliability of service, equipment or systems and to support normal customer growth.

(2)

Purchase obligations represent the minimum purchase obligation or cancellation charge for contractual obligations to purchase goods or services. For Entergy Texas, it primarily includes unconditional fuel and purchased power obligations.

In addition to the contractual obligations set forth above, Entergy Texas expects to contribute $20.8 million to pension plans and $7.7 million to other postretirement plans in 2008. Guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2008 plan year and beyond, may affect the level of Entergy Texas' pension contributions in the future. Also in addition to the contractual obligations, Entergy Texas has $86.7 million of unrecognized tax benefits and interest for which the timing of payments beyond 12 months cannot be reasonably estimated due to uncertainties in the timing of effective settlement of tax positions. See Note 3 to the financial statements for additional information regarding unrecognized tax benefits.

The planned construction and capital investments given above do not include the costs associated with the potential interconnection between Entergy Texas and ERCOT that is discussed in Note 2 to the financial statements. These potential costs are currently estimated to be approximately $1 billion.

Entergy's Utility supply plan initiative will continue to seek to transform its generation portfolio with new or repowered generation resources. Opportunities resulting from the supply plan initiative, including new projects or the exploration of alternative financing sources, could result in increases or decreases in the capital expenditure estimates given above. The estimated capital expenditures are subject to periodic review and modification and may vary based on the ongoing effects of regulatory constraints, environmental compliance, market volatility, economic trends, business restructuring, and the ability to access capital. Management provides more information on long-term debt maturities in Note 5 to the financial statements.

As a wholly-owned subsidiary, Entergy Texas pays dividends to Entergy Corporation from its earnings at a percentage determined monthly. Currently, all of Entergy Texas' retained earnings are available for distribution.

Sources of Capital

Entergy Texas' sources to meet its capital requirements include:

  internally generated funds;
  cash on hand;
  debt or preferred or preference stock issuances; and
  bank financing under new or existing facilities.

Entergy Texas may refinance or redeem debt prior to maturity, to the extent market conditions and interest and dividend rates are favorable.

All debt and common and preferred stock issuances by Entergy Texas require prior regulatory approval. Entergy Gulf States, Inc. filed with the FERC an application, on behalf of Entergy Texas, for authority from the end of 2007 through March 31, 2010 to issue up to $200 million of short-term debt, up to $300 million of tax-exempt bonds, and up to $1.3 billion of other long-term securities, including common and preferred or preference stock and long-term debt. On November 8, 2007 the FERC issued orders granting the requested authority for a two-year period from November 8, 2007.

Entergy Texas' receivables from or (payables to) the Entergy System money pool were as follows as of December 31 for each of the following years:
2007	2006	2005	2004
(In Thousands)

$154,176	$97,277	$136,545	$104,949

See Note 4 to the financial statements for a description of the money pool.

In August 2007, Entergy Gulf States, Inc. entered into a $200 million, 5-year bank credit facility, with the ability to issue letters of credit against the facility. The credit agreement requires the borrower to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, the transition bonds issued by Entergy Gulf States Reconstruction Funding I, LLC are excluded from debt and capitalization in calculating the debt ratio. The facility has a variable interest rate that would be approximately 5.025% on borrowings under the facility, and has a facility fee that is currently 0.125% of the commitment amount. The facility fee and interest rate can fluctuate depending on the borrower's senior unsecured debt ratings. As of December 31, 2007, the Entergy Gulf States, Inc. credit facility split into two separate credit facilities, a $100 million credit facility available to Entergy Gulf States Louisiana and a $100 million credit facility for Entergy Texas, each on the same terms as the Entergy Gulf States, Inc. facility. The Entergy Texas facility is expected to become available in March 2008 after the filing of this Form 10 and the fulfillment of certain other closing conditions. There are no borrowings or letters of credit outstanding under Entergy Texas' credit facility.

Significant Factors and Known Trends

Transition to Retail Competition in Texas

In June 2005, a Texas law was enacted which provides that:
  Entergy Gulf States, Inc. was authorized by law to proceed with a jurisdictional separation into two vertically integrated utilities, one subject to the sole retail jurisdiction of the LPSC and one subject to the sole retail jurisdiction of the PUCT;
  the portions of all prior PUCT orders requiring Entergy Texas to comply with any provisions of Texas law governing transition to retail competition are void;
  Entergy Texas had to file a plan by January 1, 2006, identifying the power region(s) to be considered for certification and the steps and schedule to achieve certification (additional discussion below);
  Entergy Texas had to file a transition to competition plan no later than January 1, 2007 (additional discussion below), that addressed how Entergy Texas intended to mitigate market power and achieve full customer choice, including potential construction of additional transmission facilities, generation auctions, generation capacity divestiture, reinstatement of a customer choice pilot project, establishment of a price to beat, and other measures;
  Entergy Texas' rates are subject to cost-of-service regulation until retail customer choice is implemented;
  Entergy Texas could not file a general base rate case before June 30, 2007, with rates to be effective no earlier than June 30, 2008, but could seek before then the recovery of certain incremental purchased power capacity costs, adjusted for load growth, not in excess of five percent of its annual base rate revenues (as discussed below, in December 2005 Entergy Texas implemented a PUCT-approved annual incremental purchased capacity recovery rider); and
  Entergy Texas may recover over a period not to exceed 15 years reasonable and necessary transition to competition costs incurred before the effective date of the legislation and not previously recovered, with appropriate carrying charges (as discussed below, in March 2006, Entergy Texas implemented PUCT-approved rates for recovery of its transition to competition costs).

In December 2005, Entergy Texas made the filing regarding the identification of power region(s) required by the 2005 legislation, and based on the statutory requirements for the certification of a qualified power region (QPR), previous PUCT rulings, and Entergy Texas' geographical location, Entergy Texas identified three potential power regions:

  Electric Reliability Council of Texas (ERCOT) as the power region and Independent Organization (IO);
  Southwest Power Pool (SPP) as the power region and IO; and
  the Entergy market as the power region and the Independent Coordinator of Transmission (ICT) as the IO.

Based on previous rulings of the PUCT, and absent reconsideration of those rulings, Entergy Texas believes that the third alternative, an ICT operating in Entergy's market area, is not likely to be a viable QPR alternative at this time. Accordingly, while noting this alternative, Entergy Texas' December 2005 filing focused on the first two alternatives, which were expected to meet the statutory requirements for certification so long as certain key implementation issues could be resolved. Entergy Texas' filing enumerated and discussed the corresponding steps and included a high-level schedule associated with certifying either of these two power regions.

Entergy Texas' filing did not make a recommendation between ERCOT and the SPP as a power region. Rather, the filing discussed the major issues that must be resolved for either of those alternatives to be implemented. In the case of ERCOT, the major issue is the cost and time related to the construction of facilities to interconnect Entergy Texas' operations with ERCOT, while addressing the interest of Entergy Texas' retail customers and certain wholesale customers in access to generation outside of Texas. With respect to the SPP, the major issue is the development of protocols that would ultimately be necessary to implement retail open access. Entergy Texas recommended that the PUCT open a project for the purpose of involving stakeholders in the selection of the single power region that Entergy Texas should request for certification. In August 2006, the PUCT staff recommended that Entergy Texas be required to provide additional information on both the ERCOT option and the SPP option. The PUCT accepted the PUCT staff's recommendation and stated the need for a "robust record" to make a decision on the applicable power region.

As required by the June 2005 legislation, Entergy Texas filed its proposed transition to competition plan in December 2006. The plan provides that to achieve full customer choice, Entergy Texas should join ERCOT because ERCOT already has all of the prerequisites for retail choice. Pursuant to PUCT order, in June 2007 Entergy Texas filed a restatement of the plan, in which Entergy Texas requested that the PUCT approve a "Financial Stability Provision" that is designed to ensure that Entergy Texas' proposed integration with ERCOT will not, during the necessary construction period, cause deterioration of its credit quality and financial strength. The June 2007 filing also proposed a rule making process to implement the Financial Stability Provision and to consider the construction and ownership of necessary ERCOT integration facilities by third parties. The filing also eliminated from the plan certain provisions whereby Entergy Texas had the ability in its sole discretion to cease pursuit of the plan. Under Entergy Texas' plan, retail open access could commence as early as 2013, although that is unlikely given the PUCT's decision described below. Entergy Texas' plan included an estimate that direct construction costs for facilities to interconnect Entergy Texas' operations with ERCOT could be approximately $1 billion. PUCT hearings on Entergy Texas' plan were completed in July 2007. In October 2007, the PUCT abated the proceeding to allow the Southwest Power Pool (SPP) to develop additional information about the costs and benefits of Entergy Texas joining the SPP similar to information presented regarding Entergy Texas joining ERCOT. The SPP filed a work plan that estimates that it will take nine months from the time the study commences (January 2008) to develop this type of information. Entergy Texas filed a motion for reconsideration, in which it asked the PUCT to also allow for an update to the ERCOT cost study. In a November 2007 order clarifying its order that abated the docket, the PUCT approved the SPP's work plan, ordered Entergy Texas to provide an updated analysis of the costs and benefits of remaining in SERC Reliability Corporation, but deferred Entergy Texas' request to allow for an update to the ERCOT cost study.

In December 2006, the PUCT asked for parties to brief the effects of the 2005 legislation on the competition dockets of Entergy Texas, most notably, the settlement that the parties entered with respect to the unbundling of Entergy Texas for retail open access. Finding that the 2005 legislation now provides the mechanism by which Entergy Texas will transition to competition, the PUCT, on February 1, 2007, dismissed Entergy Texas' unbundled cost of service proceeding. After analyzing the PUCT's decision, Entergy Texas recorded a provision for its estimated exposure related to certain past fuel cost recoveries that may be credited to customers.

State and Local Rate Regulation

The rates that Entergy Texas charges for its services significantly influence its financial position, results of operations, and liquidity. Entergy Texas is regulated and the rates charged to its customers are determined in regulatory proceedings. The PUCT, a governmental agency, is primarily responsible for approval of the rates charged to customers.

Filings with the PUCT

Entergy Texas made a rate filing in September 2007 with the PUCT requesting an annual rate increase totaling $107.5 million, including a base rate increase of $64.3 million and special riders totaling $43.2 million. The base rate increase includes $12.2 million for the storm damage reserve. Entergy Texas is requesting an 11% return on common equity. In December 2007 the PUCT issued an order setting September 26, 2008 as the effective date for the rate change from the rate filing. The hearing on the rate case is scheduled for May 2008. Entergy Texas' base rates are currently set at rates approved by the PUCT in June 1999. The rate filing also includes a request to reconcile $858 million in fuel and purchased power costs on a Texas retail basis incurred over the period January 2006 through March 2007.

Entergy Texas filed with the PUCT in July 2005 a request for implementation of an incremental purchased capacity recovery rider, consistent with the June 2005 Texas legislation discussed above under "Transition to Retail Competition in Texas." Through this rider, Entergy Texas sought to recover $23.1 million annually in incremental revenues which represents the incremental purchased capacity costs, including Entergy Texas' obligation to purchase power from Entergy Louisiana's recently acquired Perryville plant, over what is already in Entergy Texas' base rates. A non-unanimous settlement was reached with most of the parties that allowed for the implementation of an $18 million annual rider effective December 1, 2005. The settlement also provided for a fuel reconciliation to be filed by Entergy Texas by May 15, 2006, which has been filed as discussed below, that would resolve the remaining issues in the case with the exception of the amount of purchased power in current base rates and the costs to which load growth is attributed, both of which were settled. The hearing with respect to the non-unanimous settlement was conducted in October 2005 before an ALJ, who issued a Proposal for Decision supporting the settlement. In December 2005, the PUCT approved the settlement and entered an order consistent with this approval in February 2006. The amounts collected by the purchased capacity recovery rider are subject to final reconciliation.

In September 2007, Entergy Texas filed with the PUCT a request to increase its incremental purchased capacity recovery rider to collect approximately $25 million on an annual basis. This filing also includes a request to implement an interim surcharge to collect approximately $10 million in under-recovered incremental purchased capacity costs incurred through July 2007. In January 2008, Entergy Texas filed with the PUCT a stipulation and settlement agreement among the parties that agrees to implementation of the interim surcharge over a two-month period and agrees that the incremental capacity recovery rider will be set to collect $21 million on an annual basis effective February 2008. The PUCT approved the agreement in February 2008. Amounts collected through the rider and interim surcharge are subject to final reconciliation.

In October 2007, Entergy Texas filed a request with the PUCT to refund $45.6 million, including interest, of fuel cost recovery over-collections through September 2007. In January 2008, Entergy Texas filed with the PUCT a stipulation and settlement agreement among the parties that updated the over-collection balance through November 2007 and establishes a refund amount, including interest, of $71 million. The refund is to be made over a two-month period beginning February 2008. The PUCT approved the agreement in February 2008. As part of the settlement, Entergy Texas made a compliance filing on January 2008 describing how the 2007 System Agreement equalization receipts were allocated between Entergy Texas and Entergy Gulf States Louisiana. Several parties have intervened, but no hearing has been set. Amounts refunded through the interim fuel refund are subject to final reconciliation in a future fuel reconciliation proceeding.

In March 2007, Entergy Texas filed a request with the PUCT to refund $78.5 million, including interest, of fuel cost recovery over-collections through January 2007. In June 2007 the PUCT approved a unanimous stipulation and settlement agreement that updated the over-collection balance through April 2007 and established a refund amount, including interest, of $109.4 million. The refund was made over a two-month period beginning with the first billing cycle in July 2007. Amounts refunded through the interim fuel refund are subject to final reconciliation in a future fuel reconciliation proceeding.

In May 2006, Entergy Texas filed with the PUCT a fuel and purchased power reconciliation case covering the period September 2003 through December 2005 for costs recoverable through the fixed fuel factor rate and the incremental purchased capacity recovery rider. Entergy Texas sought reconciliation of $1.6 billion of fuel and purchased power costs on a Texas retail basis. A hearing was conducted before the ALJs in April 2007. In July 2007, the ALJs issued a proposal for decision recommending that Entergy Texas be authorized to reconcile all of its requested fixed fuel factor expenses and recommending a minor exception to the incremental purchased capacity recovery calculation. The ALJs also recommended granting an exception to the PUCT rules to allow for recovery of an additional $11.4 million in purchased power capacity costs. In September 2007, the PUCT issued an order, which affirmed the ultimate result of the ALJs' proposal for decision. Upon motions for rehearing, the PUCT added additional language in its order on rehearing to further clarify its position that 30% of River Bend should not be regulated by the PUCT. Two parties filed a second motion for rehearing, but the PUCT declined to address them. The PUCT's decision has been appealed to the Travis County District Court.

In August 2005, consistent with the June 2005 Texas legislation discussed above under "Transition to Retail Competition in Texas," Entergy Texas filed with the PUCT an application for recovery of its pre-July 2005 transition to competition costs. Entergy Texas requested recovery of $189 million in transition to competition costs through implementation of a 15-year rider to be effective no later than March 1, 2006. The $189 million represents transition to competition costs Entergy Texas incurred from June 1, 1999 through June 17, 2005 in preparing for competition in its Texas service area, including attendant AFUDC, and projected carrying costs. The $189 million is before any gross-up for taxes or carrying costs over the 15-year recovery period. Entergy Texas reached a unanimous settlement agreement, which the PUCT approved in June 2006, on all issues with the active parties in the transition to competition cost recovery case. The agreement allows Entergy Texas to recover $14.5 million per year in transition to competition costs over a 15-year period. Entergy Texas implemented rates based on this revenue level on March 1, 2006. The formal settlement agreement was approved by the PUCT in June 2006.

Federal Regulation

System Agreement Proceedings

Production Cost Equalization Proceeding Commenced by the LPSC

The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. The LPSC has been pursuing litigation involving the System Agreement at the FERC. The proceeding includes challenges to the allocation of costs as defined by the System Agreement and raises questions of imprudence by the Utility operating companies in their execution of the System Agreement.

In June 2005, the FERC issued a decision in the System Agreement litigation that had been commenced by the LPSC, and essentially affirmed its decision in a December 2005 order on rehearing. The FERC decision concluded, among other things, that:

  The System Agreement no longer roughly equalizes total production costs among the Utility operating companies.
  In order to reach rough production cost equalization, the FERC will impose a bandwidth remedy by which each company's total annual production costs will have to be within +/- 11% of Entergy System average total annual production costs.
  In calculating the production costs for this purpose under the FERC's order, output from the Vidalia hydroelectric power plant will not reflect the actual Vidalia price for the year but is priced at that year's average price paid by Entergy Louisiana for the exchange of electric energy under Service Schedule MSS-3 of the System Agreement, thereby reducing the amount of Vidalia costs reflected in the comparison of the Utility operating companies' total production costs.
  The remedy ordered by FERC calls for no refunds and became effective based on calendar year 2006 production costs and the first potential reallocation payments were made in 2007.

The FERC's decision reallocates total production costs of the Utility operating companies whose relative total production costs expressed as a percentage of Entergy System average production costs are outside an upper or lower bandwidth. This will be accomplished by payments from Utility operating companies whose production costs are more than 11% below Entergy System average production costs to Utility operating companies whose production costs are more than the Entergy System average production cost, with payments going first to those Utility operating companies whose total production costs are farthest above the Entergy System average.

Assessing the potential effects of the FERC's decision requires assumptions regarding the future total production cost of each Utility operating company, which assumptions include the mix of solid fuel and gas-fired generation available to each company and the costs of natural gas and purchased power.  Entergy Louisiana, Entergy Gulf States Louisiana, Entergy Texas, and Entergy Mississippi are more dependent upon gas-fired generation sources than Entergy Arkansas or Entergy New Orleans. Of these, Entergy Arkansas is the least dependent upon gas-fired generation sources.  Therefore, increases in natural gas prices likely will increase the amount by which Entergy Arkansas' total production costs are below the average total production costs of the Utility operating companies.

The LPSC, APSC, MPSC, and the AEEC have appealed the FERC decision to the Court of Appeals for the D.C. Circuit. Entergy and the City of New Orleans intervened in the various appeals. The D.C. Circuit held oral argument on the appeals in November 2007.

Entergy's Utility Operating Companies' Compliance Filing

In April 2006, the Utility operating companies filed with the FERC their compliance filing to implement the provisions of the FERC's decision. The filing amended the System Agreement to provide for the calculation of production costs, average production costs, and payments/receipts among the Utility operating companies to the extent required to maintain rough production cost equalization pursuant to the FERC's decision. The FERC accepted the compliance filing in November 2006, with limited modifications. The Utility operating companies filed a revised compliance plan in December 2006 implementing the provisions of the FERC's November order. In accordance with the FERC's order, the first payments/receipts were based on calendar year 2006 production costs, with the payments/receipts among the affected Utility operating companies made in seven monthly installments commencing in June 2007.

Various parties filed requests for rehearing of the FERC's order accepting the compliance filing. Among other things, the LPSC requested rehearing of the FERC's decision to have the first payments commence in June 2007, rather than earlier; to not require interest on the unpaid balance, and the FERC's decision with regard to the re-pricing of energy from the Vidalia hydroelectric project for purposes of calculating production cost disparities. Various Arkansas parties requested rehearing of the FERC's decision (1) to require payments be made over seven months, rather than 12; (2) on the application of the +/- 11% bandwidth; and (3) the FERC's decision to reject various accounting allocations proposed by the Utility operating companies. In April 2007, the FERC denied the requests for rehearing, with one exception regarding the issue of retrospective refunds. That issue will be addressed subsequent to the remanded proceeding involving the interruptible load decision discussed further below in this section under "Interruptible Load Proceeding." The LPSC appealed the decision to the D.C. Circuit Court of Appeals, and the Utility operating companies and the APSC intervened in that appeal.

Rough Production Cost Equalization Rates

In May 2007 Entergy filed with the FERC the rates to implement the FERC's orders in the System Agreement proceeding. The filing shows the following payments/receipts among the Utility operating companies for 2007, based on calendar year 2006 production costs, commencing for service in June 2007, are necessary to achieve rough production cost equalization as defined by the FERC's orders:

Payments or (Receipts)
(In Millions)

Entergy Arkansas	$252
Entergy Gulf States Louisiana (includes the ($30) million related to Entergy Texas)	($120)
Entergy Louisiana	($91)
Entergy Mississippi	($41)
Entergy New Orleans	$0
Entergy Texas	($30)

Several parties intervened in the rate proceeding at the FERC, including the APSC, the MPSC, the City Council, and the LPSC, which have also filed protests. The PUCT also intervened. Certain Entergy Arkansas wholesale customers also intervened, raising issues regarding whether the bandwidth payments are properly reflected in the wholesale rate that Entergy Arkansas charges. The APSC, the MPSC, and the City Council asked the FERC to confirm that the FERC did not intend to preempt a retail regulator from undertaking an independent prudence review of the production costs in setting retail rates, or ask the FERC to set the rough production cost equalization payments/receipts for hearing to allow the retail regulators the opportunity to evaluate the prudence of the underlying production costs. In July 2007, the FERC accepted the proposed rates for filing, allowed them to go into effect as of June 1, 2007, subject to refund, and set the filing, including the calculation and underlying production costs, for hearing and settlement procedures. Settlement procedures have been terminated, and the proceeding is set for hearing in May 2008.

Intervenors in the proceeding filed testimony on February 4, 2008 responding to the Utility operating companies' initial direct testimony.  In its testimony, the LPSC argues that Entergy Arkansas was imprudent for failing to exercise a right of first refusal to repurchase up to 180 MW of the Independence plant in 1996 when Entergy Arkansas was offered the power by Entergy Power.  According to the LPSC, Entergy Arkansas' failure to exercise this option has resulted in Entergy Arkansas' 2006 production costs being approximately $29 million higher than they otherwise would have been.  Another intervenor, AmerenUE, argues that its current wholesale power contract with Entergy Arkansas, pursuant to which Entergy Arkansas sells power to AmerenUE, does not permit Entergy Arkansas to flow through to AmerenUE any portion of Entergy Arkansas' bandwidth payment.  According to AmerenUE, Entergy Arkansas has sought to collect from AmerenUE approximately $14.5 million of the 2007 Entergy Arkansas bandwidth payment.  The AmerenUE contract is scheduled to expire in August 2009. In addition to these allegations, several intervenors, including the LPSC, the FERC Staff, and the APSC have proposed various accounting changes designed to alter the allocation of costs among the Utility operating companies for purposes of calculating each Utility operating company's production costs.  The Utility operating companies' rebuttal testimony is due April 28, 2008.

Entergy Arkansas paid $36 million per month to Entergy Gulf States, Entergy Louisiana, and Entergy Mississippi for seven months, beginning in June 2007. Management believes that any changes in the allocation of production costs resulting from the FERC's decision and related retail proceedings should result in similar rate changes for retail customers. The APSC has approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas, but set a termination date of December 31, 2008 for the rider. In December 2007, the APSC issued a subsequent order stating the production cost allocation rider will remain in effect, and any future termination of the rider will be subject to eighteen months advance notice by the APSC, which would occur following notice and hearing.

Based on the FERC's April 27, 2007 order on rehearing that is discussed above, in the second quarter 2007 Entergy Arkansas recorded accounts payable and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded accounts receivable to reflect the rough production cost equalization payments and receipts required to implement the FERC's remedy based on calendar year 2006 production costs. Entergy Arkansas recorded a corresponding regulatory asset for its right to collect the payments from its customers, and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded corresponding regulatory liabilities for their obligations to pass the receipts on to their customers. The regulatory asset and liabilities are shown as "System Agreement cost equalization" on the respective balance sheets.

The liabilities and assets for the preliminary estimate of the payments and receipts required to implement the FERC's remedy based on calendar year 2007 production costs were recorded in December 2007, after all production costs for 2007 had been incurred.  The preliminary estimate was recorded based on the following estimate of the payments/receipts among the Utility operating companies for 2008, based on calendar year 2007 production costs:

Payments or (Receipts)
(In Millions)

Entergy Arkansas	$268
Entergy Gulf States Louisiana	($147)
Entergy Louisiana	($46)
Entergy Mississippi	$0
Entergy New Orleans	($5)
Entergy Texas	($70)

The actual payments/receipts for 2008, based on calendar year 2007 production costs, will not be calculated until the Utility operating companies' FERC Form 1s have been filed. The level of any payments and receipts is significantly affected by a number of factors, including, among others, weather, the price of alternative fuels, the operating characteristics of the Entergy System generating fleet, and multiple factors affecting the calculation of the non-fuel related revenue requirement components of the total production costs, such as plant investment.

The Utility operating companies had also filed with the FERC certain proposed modifications to the rough production cost equalization calculation. The FERC rejected certain of the proposed modifications, accepted certain of the proposed modifications without further proceedings, and set two of the proposed modifications for hearing and settlement procedures. Settlement discussions are ongoing in one of the proceedings. Settlement procedures were terminated in the second proceeding that involves changes to the functionalization of costs to the production function and a hearing in that proceeding is currently scheduled for March 2008.

In April 2007, the LPSC filed a complaint with the FERC in which it sought to have the FERC order the following modifications to Entergy's rough production costs equalization calculation: (1) elimination of interruptible loads from the methodology used to allocate demand-related capacity costs; and (2) change of the method used to re-price energy from the Vidalia hydroelectric project for purposes of calculating production cost disparities. Entergy filed an intervention and protest in this proceeding. In May 2007 the FERC denied the LPSC's complaint. The LPSC has requested rehearing, and FERC consideration of that request is still pending.

APSC Complaint at the FERC

In June 2006 the APSC filed a complaint with the FERC against Entergy Services as the representative of Entergy Corporation and the Utility operating companies, pursuant to Sections 205, 206 and 207 of the Federal Power Act (FPA). The APSC complaint states, "the purpose of the complaint is to institute an investigation into the prudence of Entergy's practices affecting the wholesale rates that flow through its System Agreement." The complaint requests, among other things, that the FERC disallow any costs found to be imprudent, with a refund effective date to be set at the earliest possible time. The APSC requested that the FERC investigate several specific areas, including issues related to Entergy's transmission system. Several parties have intervened in the proceeding, including the MPSC, the LPSC, and the City Council.

In June 2007 the FERC denied the APSC's complaint on the basis that it was premature. The FERC found that the Utility operating companies' annual rough production cost equalization filing is the appropriate proceeding for the retail regulators to raise prudence issues. Regarding transmission, the FERC found that the FERC has recently implemented reforms related to transmission. If those reforms are inadequate to address the APSC's concerns, then it can renew its complaint. The City Council asked for rehearing or clarification of this order to confirm that the FERC did not intend to preempt a retail regulator from undertaking an independent prudence review of the production costs in setting retail rates. The FERC denied the request in December 2007, reiterating its conclusion that the annual rough production cost equalization filing is the appropriate proceeding for the retail regulators to raise prudence issues.

Interruptible Load Proceeding

In April 2007 the U.S. Court of Appeals for the D.C. Circuit issued its opinion in the LPSC's appeal of the FERC's March 2004 and April 2005 orders related to the treatment under the System Agreement of the Utility operating companies' interruptible loads.  In its opinion, the D.C. Circuit concluded that the FERC (1) acted arbitrarily and capriciously by allowing the Utility operating companies to phase-in the effects of the elimination of the interruptible load over a 12-month period of time; (2) failed to adequately explain why refunds could not be ordered under Section 206(c) of the Federal Power Act; and (3) exercised appropriately its discretion to defer addressing the cost of sulfur dioxide allowances until a later time.  The D.C. Circuit remanded the matter to the FERC for a more considered determination on the issue of refunds. The FERC issued its order on remand in September 2007, in which it directs Entergy to make a compliance filing removing all interruptible load from the computation of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, the order directs the Utility operating companies to make refunds for the period May 1995 through July 1996. Entergy, the APSC, the MPSC, and the City Council have requested rehearing of the FERC's order on remand. The FERC granted the Utility operating companies' request to delay the payment of refunds for the period May 1995 through July 1996 until 30 days following a FERC order on rehearing.

Entergy Arkansas Notice of Termination of System Agreement Participation and Related APSC Investigation

Citing its concerns that the benefits of its continued participation in the current form of the System Agreement have been seriously eroded, in December 2005, Entergy Arkansas submitted its notice that it will terminate its participation in the current System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC. Entergy Arkansas indicated, however, that a properly structured replacement agreement could be a viable alternative. The APSC had previously commenced an investigation, in 2004, into whether Entergy Arkansas' continued participation in the System Agreement is in the best interests of its customers. More than once in the investigation proceeding Entergy Arkansas and its president, Hugh McDonald, have filed testimony with the APSC in response to requests by the APSC. In addition, Mr. McDonald has appeared before the APSC on more than one occasion at public hearings for questioning. In December 2007, the APSC ordered Mr. McDonald to file testimony each month with the APSC detailing progress toward development of successor arrangements, beginning in March 2008.

The APSC had also previously commenced investigations concerning Entergy Louisiana's Vidalia purchased power contract and Entergy Louisiana's then pending acquisition of the Perryville power plant. Entergy Arkansas has provided information to the APSC in these investigations and no further activity has occurred in them.

Entergy Mississippi Notice of Termination of System Agreement Participation

In October 2007 the MPSC issued a letter confirming its belief that Entergy Mississippi should exit the System Agreement in light of the recent developments involving the System Agreement. The MPSC letter also requested that Entergy Mississippi advise the MPSC regarding the status of the Utility operating companies' effort to develop successor arrangements to the System Agreement and advise the MPSC regarding Entergy Mississippi's position with respect to withdrawal from the System Agreement. In November 2007, pursuant to the provisions of the System Agreement, Entergy Mississippi provided its written notice to terminate its participation in the System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

LPSC and City Council Action Related to the Entergy Arkansas and Entergy Mississippi Notices of Termination

In light of the notices of Entergy Arkansas and Entergy Mississippi to terminate participation in the current System Agreement, in January 2008 the LPSC unanimously voted to direct the LPSC Staff to begin evaluating the potential for a new agreement. Likewise, the New Orleans City Council opened a docket to gather information on progress towards a successor agreement.

LPSC System Agreement Complaint at the FERC

On December 18, 2006, the LPSC filed a complaint requesting the FERC "immediately institute a proceeding to determine whether, and on what terms, [Entergy Arkansas] may withdraw" from the System Agreement. The complaint alleges that "safeguards must be adopted to ensure that the remaining operating companies and their customers are protected from adverse effects of the termination attempt of [Entergy Arkansas]." The LPSC requests that the FERC (1) investigate the effect that Entergy Arkansas' notice of termination will have on the rates, charges, and billings under the System Agreement and the capacity and production costs of the remaining Utility operating companies and adopt remedies that are just and reasonable; and (2) provide for the continuation of the bandwidth payments by Entergy Arkansas, require Entergy Arkansas to provide "generating capacity or wholesale power contracts to Entergy Louisiana and Entergy Gulf States-Louisiana sufficient to satisfy the rough production cost equalization requirements established in the System Agreement orders," or require "hold harmless protection be put in place to prevent any harm to [Entergy Louisiana] and [Entergy Gulf States-Louisiana] as a result of the impact of [Entergy Arkansas'] termination." The LPSC complaint further urges the FERC to find that "Entergy controls the actions of [Entergy Arkansas] and is responsible for and liable for any damages caused and remedies required due to [Entergy Arkansas'] termination." The Utility operating companies filed a response to the LPSC complaint on January 31, 2007, explaining that the System Agreement explicitly provides each Utility operating company the unilateral right to terminate its participation in the System Agreement upon 96 months written notice to the other Utility operating companies. This right is absolute and unambiguous and is not conditioned or limited in any way, as the LPSC's complaint would suggest. The unilateral right to terminate has been in the System Agreement at least since 1973 and the agreement has been litigated before the FERC by the LPSC on numerous occasions. At no point has the LPSC raised this issue nor has the FERC determined the termination provision to be unjust or unreasonable.

In June 2007 the FERC denied the LPSC's complaint on the basis that it was premature. The FERC's order indicates that the FERC will evaluate at the time of Entergy Arkansas' departure whether "the System Agreement will remain just and reasonable for the remaining members ... and likewise that any new Entergy Arkansas jurisdictional wholesale arrangements will be just and reasonable." The FERC Order goes on to state that "in light of the history and nature of the existing members' planning and operation of their facilities under the System Agreement, it is possible it may ultimately be appropriate to require transition measures or other conditions to ensure just and reasonable wholesale rates and services" upon the termination of Entergy Arkansas' participation in the current System Agreement.

Independent Coordinator of Transmission

In 2000, the FERC issued an order encouraging utilities to voluntarily place their transmission facilities under the control of independent RTOs (regional transmission organizations). Delays in implementing the FERC RTO order occurred due to a variety of reasons, including the fact that utility companies, other stakeholders, and federal and state regulators have had to work to resolve various issues related to the establishment of such RTOs.

In November 2006, after nearly a decade of effort, including filings, orders, technical conferences, and proceedings at the FERC, the Utility operating companies installed the Southwest Power Pool (SPP) as their Independent Coordinator of Transmission (ICT). The installation does not transfer control of Entergy's transmission system to the ICT, but rather vests with the ICT responsibility for:

  granting or denying transmission service on the Utility operating companies' transmission system.
  administering the Utility operating companies' OASIS node for purposes of processing and evaluating transmission service requests and ensuring compliance with the Utility operating companies' obligation to post transmission-related information.
  developing a base plan for the Utility operating companies' transmission system that will result in the ICT making the determination on whether costs of transmission upgrades should be rolled into the Utility operating companies' transmission rates or directly assigned to the customer requesting or causing an upgrade to be constructed. This should result in a transmission pricing structure that ensures that the Utility operating companies' retail native load customers are required to pay for only those upgrades necessary to reliably serve their needs.
  serving as the reliability coordinator for the Entergy transmission system.

  overseeing the operation of the weekly procurement process (WPP).
  evaluating interconnection-related investments already made on the Entergy System for purposes of determining the future allocation of the uncredited portion of these investments, pursuant to a detailed methodology. The ICT agreement also clarifies the rights that customers receive when they fund a supplemental upgrade.

The initial term of the ICT is four years, and Entergy is precluded from terminating the ICT prior to the end of the four-year period.

After the FERC issued its April 2006 order approving the ICT proposal, the Utility operating companies made a series of compliance filings with the FERC that were protested by various parties. The FERC has accepted the compliance filings and denied various requests for rehearing, although appeals of the FERC's ICT orders are currently pending in the U.S. Court of Appeals for the D.C. Circuit. As stated above, SPP was installed as the ICT in November 2006.

In October 2006 the Utility operating companies filed revisions to their Open Access Transmission Tariff ("OATT") with the FERC to establish a mechanism to recover from their wholesale transmission customers the (1) costs incurred to develop or join an RTO and to develop the ICT; and (2) on-going costs that will be incurred under the ICT agreement. Several parties intervened opposing the proposed tariff revisions. In December 2006 the FERC accepted for filing Entergy's proposed tariff revisions, and set them for hearing and settlement procedures. In its Order, the FERC concluded that each of the Utility operating companies "should be allowed the opportunity to recover its start up costs associated with its formation of the ICT and its participation in prior failed attempts to form an RTO," and also that the proposed tariffs raised issues of fact that are more properly addressed through hearing and settlement procedures. In June 2007 the Utility operating companies reached a settlement-in-principle with the parties to the proceeding and the FERC approved the settlement in November 2007.

In the FERC's April 2006 order that approved Entergy's ICT proposal, the FERC stated that the weekly procurement process (WPP) must be operational within approximately 14 months of the FERC order, or June 24, 2007, or the FERC may reevaluate all approvals to proceed with the ICT.  The Utility operating companies have been working with the ICT and a software vendor to develop the software and systems necessary to implement the WPP. The Utility operating companies also filed with the FERC in April 2007 a request to make certain corrections and limited modifications to the current WPP tariff provisions. The Utility operating companies have filed status reports with the FERC notifying the FERC that, due to unexpected issues with the development of the WPP software and testing, the WPP is still not operational. The Utility operating companies filed a revised tariff with the FERC on January 31, 2008 to address issues identified during the testing of the WPP. The Utility operating companies have requested the FERC to rule on the proposed amendments by April 30, 2008 and allow them to go into effect May 11, 2008, following which the WPP would be expected to become operational.

In March 2004, the APSC initiated a proceeding to review Entergy's proposal and compare the benefits of such a proposal to the alternative of Entergy joining the SPP RTO. The APSC sought comments from all interested parties on this issue. Various parties, including the APSC General Staff, filed comments opposing the ICT proposal. A public hearing has not been scheduled by the APSC at this time, although Entergy Arkansas has responded to various APSC data requests. In May 2004, Entergy Mississippi filed a petition for review with the MPSC requesting MPSC support for the ICT proposal. A hearing in that proceeding was held in August 2004, and the MPSC has taken no further action. Entergy New Orleans appeared before the Utility Committee of the City Council in June 2005 to provide information on the ICT proposal, and the City Council has taken no further action. Entergy Louisiana and Entergy Gulf States Louisiana filed an application with the LPSC requesting that the LPSC find that the ICT proposal is a prudent and appropriate course of action. A hearing in the LPSC proceeding on the ICT proposal was held in October 2005, and the LPSC voted to approve the ICT proposal in July 2006.

Available Flowgate Capacity (AFC) Proceeding

In April 2007 the FERC issued an order terminating the AFC hearing involving Entergy because Entergy's ICT has been installed. In accordance with the provisions of the FERC order approving the ICT, during the first three quarters of 2007 the Utility operating companies notified the FERC, the ICT, and the stakeholders that certain instances had been identified in which software errors related to the AFC process had resulted in the reporting of inaccurate data.  Following the reporting of these errors, certain market participants continue to urge the FERC to move forward with an AFC hearing in light of the identified errors.

FERC Investigations

In 2005, the Utility operating companies notified the FERC's Office of Market Oversight and Investigations (FERC enforcement) that certain historic data related to the hourly AFC models was inadvertently lost due to errors in the implementation of a data archiving process. The data at issue is hourly AFC data for the nine-month period April 27, 2004 through January 31, 2005. Subsequently, the Utility operating companies notified FERC enforcement that: (1) Entergy had identified certain instances in which transmission service either was granted when there was insufficient transmission capacity or was not granted when there was sufficient transmission capacity; and (2) Entergy had failed to timely post to Entergy's OASIS site certain curtailment and schedule information. Entergy cooperated fully and timely in the investigation of these instances. In January 2007, the FERC approved a settlement agreement between the Utility operating companies and the FERC enforcement staff resolving all issues arising out of or related to these issues. The Order accepting the Stipulation and Consent Agreement indicates that the matters "were generally the result of low-level employees' inadvertent actions, done without the knowledge or acquiescence of senior management. The matters did not reflect undue preference or undue discrimination and resulted in little or no quantifiable harm." Pursuant to the Stipulation and Consent Agreement, Entergy agreed to pay a $2 million civil penalty and to make a $1 million payment to the Nike/Entergy Green Schools for New Orleans Partnership. Additionally, the Stipulation and Consent Agreement required the establishment of a compliance plan that includes independent auditing provisions.

Interconnection Orders

The Utility operating companies (except Entergy New Orleans) have been parties to several proceedings before the FERC in which independent generation entities (GenCos) seek refunds of monies that the GenCos had previously paid to the Entergy companies for facilities necessary to connect the GenCos' generation facilities to Entergy's transmission system. As of December 31, 2007, the Utility operating companies' obligation resulting from the FERC's decisions to grant the GenCos refunds is approximately $105.4 million, including $26.7 million at Entergy Arkansas, $20.2 million at Entergy Louisiana, $39.9 million at Entergy Mississippi and $18.6 million at Entergy Texas.

To the extent the Utility operating companies have been ordered to provide refunds, or may in the future be ordered to provide additional refunds, the majority of these costs will qualify for inclusion in the Utility operating companies' rates. The recovery of these costs is not automatic, however, especially at the retail level, where the majority of the cost recovery would occur. With respect to the facilities for which the FERC has ordered refunds, the ICT recently completed a report evaluating the classification of facilities that have produced the refunds. The Utility operating companies are reviewing the report and will make appropriate filings with the FERC to implement the ICT's reclassifications, which could reduce the amount of refunds not yet credited against transmission charges.

Energy Policy Act of 2005

The Energy Policy Act of 2005 became law in August 2005. The legislation contains electricity provisions that, among other things:

  Repealed PUHCA 1935, through enactment of PUHCA 2005, effective February 8, 2006; PUHCA 2005 and/or related amendments to Section 203(a) of the Federal Power Act (a) remove various limitations on Entergy Corporation as a registered holding company under PUHCA 1935; (b) require the maintenance and retention of books and records by certain holding company system companies for inspection by the FERC and state commissions, as appropriate; and (c) effectively leave to the jurisdiction of the FERC (or state or local regulatory bodies, as appropriate) (i) the issuance by an electric utility of securities; (ii) (A) the disposition of jurisdictional FERC electric facilities by an electric utility; (B) the acquisition by an electric utility of securities of an electric utility; (C) the acquisition by an electric utility of electric generating facilities (in each of the cases in (A), (B) and (C) only in transactions in excess of $10 million); (iv) electric public utility mergers; and (v) the acquisition by an electric public utility holding company of securities of an electric public utility company or its holding company in excess of $10 million or the merger of electric public utility holding company systems. PUHCA 2005 and the related FERC rule-making also provide a savings provision which permits continued reliance on certain PUHCA 1935 rules and orders after the repeal of PUHCA 1935.

  Codifies the concept of participant funding or cost causation, a form of cost allocation for transmission interconnections and upgrades, and allows the FERC to apply participant funding in all regions of the country. Participant funding helps ensure that a utility's native load customers only bear the costs that are necessary to provide reliable transmission service to them and not bear costs imposed by generators (the participants) who seek to deliver power to other regions.
  Provides financing benefits, including loan guarantees and production tax credits, for new nuclear plant construction, and reauthorizes the Price-Anderson Act, the law that provides an umbrella of insurance protection for the payment of public liability claims in the event of a major nuclear power plant incident.
  Revises current tax law treatment of nuclear decommissioning trust funds by allowing regulated and non-regulated taxpayers to make deductible contributions to fund the entire amount of estimated future decommissioning costs.
  Provides a more rapid tax depreciation schedule for transmission assets to encourage investment.
  Creates mandatory electricity reliability guidelines with enforceable penalties to help ensure that the nation's power transmission grid is kept in good repair and that disruptions in the electricity system are minimized.  Entergy already voluntarily complies with National Electricity Reliability Council standards, which are similar to the guidelines mandated by the Energy Policy Act of 2005.
  Establishes conditions for the elimination of the Public Utility Regulatory Policy Act's (PURPA) mandatory purchase obligation from qualifying facilities.
  Significantly increased the FERC's authorization to impose criminal and civil penalties for violations of the provisions of the Federal Power Act.

Market and Credit Risk Sensitive Instruments

Market risk is the risk of changes in the value of commodity and financial instruments, or in future operating results or cash flows, in response to changing market conditions. Entergy Texas has financial instruments that are exposed to the interest rate risk associated with changes in interest rates as a result of Entergy Texas' debt outstanding. Entergy Texas manages its interest rate exposure by monitoring current interest rates and its debt outstanding in relation to total capitalization. See Notes 4 and 5 to the financial statements for the details of Entergy Texas' short-term and long-term debt. Entergy Texas is also exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Credit risk also includes potential demand on liquidity due to collateral requirements within supply or sales agreements.

Industrial and Commercial Customers

Entergy Texas' large industrial and commercial customers continually explore ways to reduce their energy costs. In particular, cogeneration is an option available to a portion of Entergy Texas' industrial customer base. Entergy Texas responds by working with industrial and commercial customers and negotiating electric service contracts to provide competitive rates that match specific customer needs and load profiles. Entergy Texas actively participates in economic development, customer retention, and reclamation activities to increase industrial and commercial demand, from both new and existing customers. Entergy Texas does not currently expect significant losses to cogeneration because of the current economics of the electricity markets and Entergy Texas' marketing efforts in retaining industrial customers.

Environmental Risks

Entergy Texas' facilities and operations are subject to regulation by various governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters. Management believes that Entergy Texas is in substantial compliance with environmental regulations currently applicable to its facilities and operations. Because environmental regulations are subject to change, future compliance costs cannot be precisely estimated.

Critical Accounting Estimates

The preparation of Entergy Texas' financial statements in conformity with generally accepted accounting principles requires management to apply appropriate accounting policies and to make estimates and judgments that can have a significant effect on reported financial position, results of operations, and cash flows. Management has identified the following accounting policies and estimates as critical because they are based on assumptions and measurements that involve a high degree of uncertainty, and the potential for future changes in the assumptions and measurements that could produce estimates that would have a material effect on the presentation of Entergy Texas' financial position or results of operations.

Application of SFAS 71

The application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," has a significant and pervasive impact on accounting and reporting for Entergy Texas.

Entergy Texas' financial statements primarily reflect assets and costs based on existing cost-based ratemaking regulation in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Under traditional ratemaking practice, Entergy Texas is granted a geographic franchise to sell electricity. In return, Entergy Texas must make investments and incur obligations to serve customers. Prudently incurred costs are recovered from customers along with a return on investment. Regulators may require Entergy Texas to defer collecting from customers some operating costs until a future date. These deferred costs are recorded as regulatory assets in the financial statements. In order to continue applying SFAS 71 to its financial statements, Entergy Texas' rates must be set on a cost-of-service basis by an authorized body and the rates must be charged to and collected from customers.

If the generation portion of a utility company moves toward competition, it is possible that generation rates will no longer be set on a cost-of-service basis. If that occurs, the generation portion of the business could be required to discontinue application of SFAS 71. The result of discontinuing application of SFAS 71 would be the removal of regulatory assets and liabilities from the balance sheet, and could include the recording of asset impairments. This result is because some of the costs or commitments incurred under a regulated pricing system might be impaired or not recovered in a competitive market. These costs are referred to as stranded costs.

Unbilled Revenue

As discussed in Note 1 to the financial statements, Entergy Texas records an estimate of the revenues earned for energy delivered since the latest customer billing. Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month's estimate is reversed. The difference between the estimate of the unbilled receivable at the beginning of the period and the end of the period is the amount of unbilled revenue recognized during the period. The estimate recorded is primarily based upon an estimate of customer usage during the unbilled period and the billed price to customers in that month. Therefore, revenue recognized may be affected by the estimated price and usage at the beginning and end of each period, in addition to changes in certain components of the calculation.

Qualified Pension and Other Postretirement Benefits

Entergy sponsors qualified defined benefit pension plans which cover substantially all employees. Additionally, Entergy currently provides postretirement health care and life insurance benefits for substantially all employees who reach retirement age while still working for Entergy. Entergy Texas' reported costs of providing these benefits, as described in Note 8 to the financial statements, are impacted by numerous factors including the provisions of the plans, changing employee demographics, and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, Entergy Texas' estimate of these costs is a critical accounting estimate.

Assumptions

Key actuarial assumptions utilized in determining these costs include:

  Discount rates used in determining the future benefit obligations;
  Projected health care cost trend rates;
  Expected long-term rate of return on plan assets; and
  Rate of increase in future compensation levels.

Entergy reviews these assumptions on an annual basis and adjusts them as necessary. The falling interest rate environment and worse-than-expected performance of the financial equity markets in previous years have impacted Entergy's funding and reported costs for these benefits. In addition, these trends have caused Entergy to make a number of adjustments to its assumptions.

In selecting an assumed discount rate to calculate benefit obligations, Entergy reviews market yields on high-quality corporate debt and matches these rates with Entergy's projected stream of benefit payments. Based on recent market trends, Entergy increased its discount rate used to calculate benefit obligations from 6.0% in 2006 to 6.50% in 2007. Entergy's assumed discount rate used to calculate the 2005 benefit obligations was 5.90%. Entergy reviews actual recent cost trends and projected future trends in establishing health care cost trend rates. Based on this review, Entergy's health care cost trend rate assumption used in calculating the December 31, 2007 accumulated postretirement benefit obligation was a 9% increase in health care costs in 2008 gradually decreasing each successive year, until it reaches a 4.75% annual increase in health care costs in 2013 and beyond.

In determining its expected long-term rate of return on plan assets, Entergy reviews past long-term performance, asset allocations, and long-term inflation assumptions. Entergy targets an asset allocation for its pension plan assets of roughly 65% equity securities, 31% fixed-income securities and 4% other investments. The target allocation for Entergy's other postretirement benefit assets is 51% equity securities and 49% fixed-income securities. Entergy's expected long-term rate of return on pension plan and non-taxable other postretirement assets used were 8.5% in 2007, 2006 and 2005. Entergy's expected long-term rate of return on taxable other postretirement assets were 6% in 2007 and 5.5% in 2006 and 2005. The assumed rate of increase in future compensation levels used to calculate benefit obligations was 4.23 % in 2007 and 3.25% in 2006 and 2005.

Entergy Texas calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy Texas determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy Texas uses fair value when determining MRV.

Cost Sensitivity

The following chart reflects the sensitivity of qualified pension cost to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2007 Qualified Pension Cost	Impact on Qualified Projected Benefit Obligation
	Increase/(Decrease)

Discount rate	(0.25%)	$657	$6,471
Rate of return on plan assets	(0.25%)	$538	-
Rate of increase in compensation	0.25%	$286	$1,311

The following chart reflects the sensitivity of postretirement benefit cost to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2007 Postretirement Benefit Cost	Impact on Accumulated Postretirement Benefit Obligation
	Increase/(Decrease)

Health care cost trend	0.25%	$373	$2,227
Discount rate	(0.25%)	$211	$2,584

Each fluctuation above assumes that the other components of the calculation are held constant.

Accounting Mechanisms

In September 2006, FASB issued SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)," to be effective December 31, 2006. SFAS 158 requires an employer to recognize in its balance sheet the funded status of its benefit plans. Refer to Note 8 to the financial statements for a further discussion of SFAS 158 and Entergy Texas' funded status.

In accordance with SFAS No. 87, Entergy utilizes a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

Costs and Funding

Total qualified pension cost for Entergy Texas in 2007 was $1.2 million. Entergy Texas anticipates 2008 qualified pension cost to decrease to $0.2 million. Entergy Texas contributed $9 million to its qualified pension plans in 2007. Entergy Texas' contributions to the pension trust are currently estimated to be $20.8 million in 2008. Guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2008 plan year and beyond, may affect the level of Entergy Texas' pension contributions in the future.

Total postretirement health care and life insurance benefit costs for Entergy Texas in 2007 were $2.2 million, including $0.7 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy Texas expects 2008 postretirement health care and life insurance benefit costs to approximate $2.6 million, including $1 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy Texas expects to contribute $7.7 million to its other postretirement plans in 2008.

New Accounting Pronouncements

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 generally does not require any new fair value measurements. However, in some cases, the application of SFAS 157 in the future may change Entergy Texas' practice for measuring and disclosing fair values under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for Entergy Texas in the first quarter 2008 and will be applied prospectively. Entergy Texas does not expect the application of SFAS 157 to materially affect its financial position, results of operations, or cash flows.

In February 2007 the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 provides an option for companies to select certain financial assets and liabilities to be accounted for at fair value with changes in the fair value of those assets or liabilities being reported through earnings. The intent of the standard is to mitigate volatility in reported earnings caused by the application of the more complicated fair value hedging accounting rules. Under SFAS 159, companies can select existing assets or liabilities for this fair value option concurrent with the effective date of January 1, 2008 for companies with fiscal years ending December 31 or can select future assets or liabilities as they are acquired or entered into. Entergy Texas does not expect that the adoption of this standard will have a material effect on its financial position, results of operations, or cash flows.

The FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)) during the fourth quarter 2007. The significant provisions of SFAS 141R are that: (i) assets, liabilities and non-controlling (minority) interests will be measured at fair market value; (ii) costs associated with the acquisition such as transaction-related costs or restructuring costs will be separately recorded from the acquisition and expensed as incurred; (iii) any excess of fair market value of the assets, liabilities and minority interests acquired over the fair market value of the purchase price will be recognized as a bargain purchase and a gain recorded at the acquisition date; and (iv) contractual contingencies resulting in potential future assets or liabilities will be recorded at fair market value at the date of acquisition. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date.

The FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160) during the fourth quarter 2007. SFAS 160 enhances disclosures surrounding minority interests in the balance sheet, income statement and statement of comprehensive income. SFAS 160 will also require a parent to record a gain or loss when a subsidiary in which it retains a minority interest is deconsolidated from the parent company. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 160 before that date.

In April 2007 the FASB issued Staff Position No. 39-1, "Amendment of FASB Interpretation No. 39" (FSP FIN 39-1).  FSP FIN 39-1 allows an entity to offset the fair value of a receivable or payable against the fair value of a derivative that is executed with the same counterparty under a master netting arrangement.  This guidance becomes effective for fiscal years beginning after November 15, 2007.  Entergy Texas does not expect these provisions to have a material effect on it its financial position.

ENTERGY TEXAS, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA - FIVE-YEAR COMPARISON

	2007	2006	2005	2004	2003
	(In Thousands)

Operating revenues	$1,782,923	$1,880,228	$1,734,221	$1,582,140	$1,456,281
Net Income	$58,921	$54,137	$48,916	$51,136	$12,038
Total assets	$3,606,752	$3,019,873	$3,041,100	$2,419,786	$2,683,451
Long-term obligations (1)	$1,103,863	$1,085,680	$1,085,593	$870,975	$915,023

(1) Includes long-term debt (excluding currently maturing debt)

	2007	2006	2005	2004	2003
	(Dollars In Millions)
Electric Operating Revenues:
Residential	$544	$600	$502	$469	$434
Commercial	364	406	327	303	268
Industrial	414	464	388	406	342
Governmental	24	27	22	20	21
Total retail	$1,346	$1,497	$1,239	$1,198	$1,065
Sales for resale:
Associated companies	398	354	468	361	364
Non-associated companies	6	6	6	5	5
Other	33	23	21	18	22
Total	$1,783	$1,880	$1,734	$1,582	$1,456
Billed Electric Energy Sales (GWh):
Residential	5,280	5,211	5,207	5,126	5,120
Commercial	4,085	4,002	3,878	3,816	3,703
Industrial	5,911	5,915	5,650	6,839	6,272
Governmental	246	255	244	245	271
Total retail	15,522	15,383	14,979	16,026	15,366
Sales for resale:
Associated companies	4,366	4,316	4,994	3,903	3,983
Non-associated companies	89	87	89	99	112
Total	19,977	19,786	20,062	20,028	19,461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Entergy Texas, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Entergy Texas, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated income statements, consolidated statements of retained earnings, comprehensive income, and paid-in capital, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Entergy Texas, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1, effective December 31, 2007, Entergy Gulf States, Inc. completed a jurisdictional separation and contributed certain assets and liabilities to the Company.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
March 13, 2008

ENTERGY TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	For the Years Ended December 31,
	2007	2006	2005
	(In Thousands)

OPERATING REVENUES
Electric	$1,782,923	$1,880,228	$1,734,221

OPERATING EXPENSES
Operation and Maintenance:
Fuel, fuel-related expenses, and
gas purchased for resale	546,413	728,561	540,248
Purchased power	777,419	742,937	821,588
Other operation and maintenance	179,119	176,793	151,094
Decommissioning	173	164	-
Taxes other than income taxes	50,617	50,437	48,654
Depreciation and amortization	68,172	67,582	66,076
Other regulatory charges - net	16,808	5,480	1,679
TOTAL	1,638,721	1,771,954	1,629,339

OPERATING INCOME	144,202	108,274	104,882

OTHER INCOME
Allowance for equity funds used during construction	3,295	6,526	12,382
Interest and dividend income	31,397	29,986	3,144
Miscellaneous - net	(600)	3,293	(1,780)
TOTAL	34,092	39,805	13,746

INTEREST AND OTHER CHARGES
Interest on long-term debt	74,343	63,745	53,904
Other interest - net	10,907	6,734	5,978
Allowance for borrowed funds used during construction	(2,126)	(3,862)	(7,362)
TOTAL	83,124	66,617	52,520

INCOME BEFORE INCOME TAXES	95,170	81,462	66,108

Income taxes	36,249	27,325	17,192

NET INCOME	$58,921	$54,137	$48,916

See Notes to Financial Statements.

ENTERGY TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2007	2006	2005
	(In Thousands)

OPERATING ACTIVITIES
Net income	$58,921	$54,137	$48,916
Adjustments to reconcile net income to net cash flow provided by operating activities:
Reserve for regulatory adjustments	(363)	(8,565)	(1,362)
Other regulatory charges - net	16,808	5,480	1,679
Depreciation, amortization, and decommissioning	68,345	67,746	66,076
Deferred income taxes, investment tax credits, and non-current taxes accrued	218,873	52,784	174,037
Changes in working capital:
Receivables	(230,481)	4,949	(14,870)
Fuel inventory	(10,939)	(4,390)	(3,510)
Accounts payable	(1,328)	(115,601)	139,111
Taxes accrued	4,936	10,817	(56,493)
Interest accrued	10,030	(73)	1,347
Deferred fuel costs	21,619	251,138	(126,927)
Other working capital accounts	86,598	4,487	3,011
Provision for estimated losses and reserves	(568)	637	8,794
Changes in other regulatory assets	(21,038)	(112,069)	(198,812)
Other	(45,422)	115,182	53,156
Net cash flow provided by operating activities	175,991	326,659	94,153

INVESTING ACTIVITIES
Construction expenditures	(167,083)	(217,478)	(214,405)
Allowance for equity funds used during construction	3,295	6,526	12,382
Insurance proceeds	5,244	5,196	-
Change in money pool receivable - net	(56,899)	39,268	(31,596)
Collections remitted to transition charge account	(19,273)	-	-
Changes in other investments - net	-	-	2,220
Other regulatory investments	-	-	(146,675)
Net cash flow used in investing activities	(234,716)	(166,488)	(378,074)

FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	323,637	-	427,607
Retirement of long-term debt	(2,541)	-	(260,409)
Proceeds from a capital contribution	-	-	150,000
Dividends paid:
Common stock	(42,404)	(92,439)	(26,839)
Net cash flow provided by (used in) financing activities	278,692	(92,439)	290,359

Net increase in cash and cash equivalents	219,967	67,732	6,438

Cash and cash equivalents at beginning of period	77,115	9,383	2,945

Cash and cash equivalents at end of period	$297,082	$77,115	$9,383

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid/(received) during the period for:
Interest - net of amount capitalized	$70,561	$65,909	$54,539
Income taxes	($1,930)	($20,961)	$4,896

See Notes to Financial Statements.

ENTERGY TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS

	December 31,
	2007	2006
	(In Thousands)

CURRENT ASSETS
Cash and cash equivalents:
Cash	$10	$1,250
Temporary cash investments - at cost,
which approximates market	297,072	75,865
Total cash and cash equivalents	297,082	77,115
Securitization recovery trust account	19,273	-
Accounts receivable:
Customer	61,108	75,115
Allowance for doubtful accounts	(918)	(859)
Associated companies	377,478	101,549
Other	35,048	10,830
Accrued unbilled revenues	30,974	29,675
Total accounts receivable	503,690	216,310
Accumulated deferred income taxes	24,507	23,184
Fuel inventory - at average cost	55,778	44,839
Materials and supplies - at average cost	31,454	29,994
Prepayments and other	14,756	11,155
TOTAL	946,540	402,597

OTHER PROPERTY AND INVESTMENTS
Investments in affiliates - at equity	863	777
Non-utility property - at cost (less accumulated depreciation)	2,030	4,439
Other	16,514	14,844
TOTAL	19,407	20,060

UTILITY PLANT
Electric	2,817,681	2,723,923
Construction work in progress	71,519	39,693
TOTAL UTILITY PLANT	2,889,200	2,763,616
Less - accumulated depreciation and amortization	1,043,183	1,015,632
UTILITY PLANT - NET	1,846,017	1,747,984

DEFERRED DEBITS AND OTHER ASSETS
Regulatory assets:
SFAS 109 regulatory asset - net	87,531	85,515
Other regulatory assets	645,941	708,968
Long-term receivables	1,284	2,512
Other	60,032	52,237
TOTAL	794,788	849,232

TOTAL ASSETS	$3,606,752	$3,019,873

See Notes to Financial Statements.

52

ENTERGY TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDER'S EQUITY

	December 31,
	2007	2006
	(In Thousands)

CURRENT LIABILITIES
Currently maturing portion of debt assumption liability	$309,123	$ -
Accounts payable:
Associated companies	40,120	23,701
Other	80,917	98,664
Customer deposits	37,962	34,611
Taxes accrued	15,753	10,817
Interest accrued	28,049	18,019
Deferred fuel costs	67,270	45,651
Pension and other postretirement liabilities	1,236	1,170
System agreement cost equalization	92,225	-
Other	5,316	9,299
TOTAL	677,971	241,932

NON-CURRENT LIABILITIES
Accumulated deferred income taxes and taxes accrued	697,693	501,941
Accumulated deferred investment tax credits	25,724	27,295
Other regulatory liabilities	4,881	1,848
Asset retirement cost liabilities	3,066	2,892
Transition to competition	-	79,098
Accumulated provisions	8,863	9,431
Pension and other postretirement liabilities	14,418	21,319
Long-term debt - assumption liability	769,971	1,081,635
Other long-term debt	333,892	4,045
Other	66,019	60,497
TOTAL	1,924,527	1,790,001

Commitments and Contingencies

SHAREHOLDER'S EQUITY
Common stock, no par value, authorized 200,000,000 shares in 2007;
issued and outstanding 46,525,000 shares in 2007	49,452	49,452
Paid-in capital	631,994	632,222
Retained earnings	322,808	306,266
TOTAL	1,004,254	987,940

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,606,752	$3,019,873

See Notes to Financial Statements.

ENTERGY TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS, COMPREHENSIVE INCOME, AND PAID-IN CAPITAL

	For the Years Ended December 31,
	2007		2006		2005
	(In Thousands)
RETAINED EARNINGS
Retained Earnings - Beginning of period	$306,266		$351,981		$336,124
Add:
Net Income	58,921	$58,921	54,137	$54,137	48,916	$48,916
Total	58,921		54,137		48,916

Deduct:
Dividends declared on common stock	42,404		92,439		26,839
Other deductions	(25)		7,413		6,220
Total	42,379		99,852		33,059

Retained Earnings - End of period	$322,808		$306,266		$351,981

ACCUMULATED OTHER COMPREHENSIVE
INCOME (LOSS) (Net of Taxes):
Balance at beginning of period:
Other accumulated comprehensive income (loss) items	$ -		($1,439)		$ -
Total	$ -		($1,439)		$ -

Minimum pension liability (net of tax expense (benefit) of $138 and ($138))	-	-	1,439	1,439	(1,439)	(1,439)

Balance at end of period:
Other accumulated comprehensive income (loss) items	-		-		(1,439)
Total	$ -		$ -		($1,439)
Comprehensive Income		$58,921		$55,576		$47,477

PAID-IN CAPITAL
Paid-in Capital - Beginning of period	$632,222		$632,222		$482,222

Add (Deduct):
Capital contribution	-		-		150,000
Other	(228)		-		-

Paid-in Capital - End of period	$631,994		$632,222		$632,222

See Notes to Financial Statements.

ENTERGY TEXAS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Entergy Texas and its subsidiaries. As required by generally accepted accounting principles, all intercompany transactions have been eliminated in the consolidated financial statements. Entergy Texas maintains accounts in accordance with FERC and other regulatory guidelines.

Basis of Presentation

Prior to December 31, 2007, the operations of Entergy Texas were part of Entergy Gulf States, Inc., a public utility company engaged in the generation, distribution and sale of electric energy, having substantially all its operations in the States of Texas, subject to the retail jurisdiction of the PUCT, and Louisiana, subject to the retail jurisdiction of the LPSC. Effective December 31, 2007, Entergy Gulf States, Inc. completed a jurisdictional separation into two vertically integrated utility companies, one operating under the sole retail jurisdiction of the PUCT, Entergy Texas, and the other operating under the sole retail jurisdiction of the LPSC, Entergy Gulf States Louisiana. Entergy Texas now owns all Entergy Gulf States, Inc. distribution and transmission assets located in Texas, the gas-fired generating plants located in Texas, undivided 42.5% ownership shares of Entergy Gulf States, Inc.'s 70% ownership interest in Nelson 6 and 42% ownership interest in Big Cajun 2, Unit 3, which are coal-fired generating plants located in Louisiana, and other assets and contract rights to the extent related to utility operations in Texas. Entergy Gulf States Louisiana now owns all of the remaining assets that were owned by Entergy Gulf States, Inc.  On a book value basis, approximately 58.1% of the Entergy Gulf States, Inc. assets were allocated to Entergy Gulf States Louisiana and approximately 41.9% were allocated to Entergy Texas.

Entergy Gulf States Louisiana must make a compliance filing in March 2008 with the LPSC regarding the jurisdictional separation transaction. Although formal approval of the PUCT was not required for implementation of the jurisdictional separation, Entergy Texas sought input from the PUCT and has kept the PUCT informed of the status of the separation.

Because the jurisdictional separation was a transaction involving entities under common control, Entergy Texas recognized the assets and liabilities allocated to it at their carrying amounts in the accounts of Entergy Gulf States, Inc. at the time of the jurisdictional separation. Entergy Texas' financial statements report results of operations for 2007 as though the jurisdictional separation had occurred at the beginning of 2007, and presents its 2007 balance sheet and other financial information as of the beginning of 2007 as though the assets and liabilities had been allocated at that date.  Financial statements and financial information presented for prior periods have also been presented on that basis to furnish comparative information.

Use of Estimates in the Preparation of Financial Statements

In conformity with generally accepted accounting principles, the preparation of Entergy Texas' consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenues and Fuel Costs

Entergy Texas generates, transmits, and distributes electric power primarily to retail customers in Texas. Entergy Texas recognizes revenue from electric power sales when power is delivered to customers. To the extent that deliveries have occurred but a bill has not been issued, Entergy Texas accrues an estimate of the revenues for energy delivered since the latest billings. Entergy Texas calculates the estimate based upon several factors including billings through the last billing cycle in a month, actual generation in the month, historical line loss factors, and prices in effect. Changes are made to the inputs in the estimate as needed to reflect changes in billing practices. Each month the estimated unbilled revenue amounts are recorded as revenue and unbilled accounts receivable, and the prior month's estimate is reversed. Therefore, changes in price and volume differences resulting from factors such as weather affect the calculation of unbilled revenues from one period to the next, and may result in variability in reported revenues from one period to the next as prior estimates are reversed and new estimates recorded. Entergy Texas' rate schedules include a fixed fuel factor, which allows either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Where the fuel component of revenues is billed based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing. A portion of the fuel under-recoveries are treated in the cash flow statements as regulatory investments because Entergy Texas is allowed by its regulator to recover the fuel cost regulatory asset over longer than a twelve-month period, and Entergy Texas earns a carrying charge on the under-recovered balances.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost. Depreciation is computed on the straight-line basis at rates based on the applicable estimated service lives of the various classes of property. The original cost of plant retired or removed, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of Entergy Texas' plant is subject to a mortgage lien.

Net property, plant, and equipment for Entergy Texas by functional category, as of December 31, 2007 and 2006, is shown below:

	2007	2006
	(In Millions)

Production	$320	$259
Transmission	529	514
Distribution	822	815
Other	103	120
Construction work in progress	72	40
Property, plant, and equipment - net	$1,846	$1,748

The depreciation rate on average depreciable property for 2007, 2006, and 2005 was 2.4%.

Non-utility property - at cost (less accumulated depreciation) is reported net of accumulated depreciation of $8.7 million and $8.2 million as of December 31, 2007 and 2006, respectively.

Jointly-Owned Generating Stations

Entergy Texas jointly owns electric generating facilities with affiliates and third parties. The investments and expenses associated with these generating stations are recorded by Entergy Texas to the extent of its respective undivided ownership interests. As of December 31, 2007, Entergy Texas' investment and accumulated depreciation in each of these generating stations were as follows:

Generating Stations		Fuel-Type	Total Megawatt Capability (1)	Ownership	Investment	Accumulated Depreciation
					(In Millions)
Roy S. Nelson	Unit 6	Coal	550	29.75%	$179	$111
Big Cajun 2	Unit 3	Coal	575	17.85%	$100	$62

(1)

"Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction. AFUDC increases both the plant balance and earnings, and is realized in cash through depreciation provisions included in rates.

Income Taxes

Entergy Corporation and the majority of its subsidiaries, including Entergy Texas, file a United States consolidated federal income tax return. Income taxes are allocated to the subsidiaries in proportion to their contribution to consolidated taxable income. In accordance with SFAS 109, "Accounting for Income Taxes," deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carryforward.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, in accordance with ratemaking treatment.

Application of SFAS 71

Entergy Texas currently accounts for the effects of regulation pursuant to SFAS 71, "Accounting for the Effects of Certain Types of Regulation." This statement applies to the financial statements of a rate-regulated enterprise that meets three criteria. The enterprise must have rates that (i) are approved by a body empowered to set rates that bind customers (its regulator); (ii) are cost-based; and (iii) can be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers. If an enterprise meets these criteria, it capitalizes costs that would otherwise be charged to expense if the rate actions of its regulator make it probable that those costs will be recovered in future revenue. Such capitalized costs are reflected as regulatory assets in the accompanying financial statements. SFAS 71 requires that rate-regulated enterprises continue to assess the probability of recovering their regulatory assets. When an enterprise concludes that recovery of a regulatory asset is no longer probable, the regulatory asset must be removed from the entity's balance sheet.

SFAS 101, "Accounting for the Discontinuation of Application of FASB Statement No. 71," specifies how an enterprise that ceases to meet the criteria for application of SFAS 71 for all or part of its operations should report that event in its financial statements. In general, SFAS 101 requires that the enterprise report the discontinuation of the application of SFAS 71 by eliminating from its balance sheet all regulatory assets and liabilities related to the applicable operations. Additionally, if it is determined that a regulated enterprise is no longer recovering all of its costs and therefore no longer qualifies for SFAS 71 accounting, it is possible that an impairment may exist that could require further write-offs of plant assets.

EITF 97-4: "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and 101" specifies that SFAS 71 should be discontinued at a date no later than when the effects of a transition to competition plan for all or a portion of the entity subject to such plan are reasonably determinable. Additionally, EITF 97-4 promulgates that regulatory assets to be recovered through cash flows derived from another portion of the entity that continues to apply SFAS 71 should not be written off; rather, they should be considered regulatory assets of the portion of the entity that will continue to apply SFAS 71.

See Note 2 to the financial statements for discussion of transition to competition activity in Texas.

Cash and Cash Equivalents

Entergy Texas considers all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at date of purchase to be cash equivalents. Investments with original maturities of more than three months are classified as other temporary investments on the balance sheet.

Derivative Financial Instruments and Commodity Derivatives

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," requires that all derivatives be recognized in the balance sheet, either as assets or liabilities, at fair value, unless they meet the normal purchase, normal sales criteria. The changes in the fair value of recognized derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

Contracts for commodities that will be delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, are not classified as derivatives. These contracts are exempted under the normal purchase, normal sales criteria of SFAS 133. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

Fair Values

The estimated fair values of Entergy Texas' financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy Texas could realize in a current market exchange. Gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not accrue to the benefit or detriment of stockholders. Entergy Texas considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Reacquired Debt

The premiums and costs associated with reacquired debt are included in regulatory assets and are being amortized over the life of the related new issuances, in accordance with ratemaking treatment.

Taxes Imposed on Revenue-Producing Transactions

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. Entergy Texas presents these taxes on a net basis, excluding them from revenues, unless required to report them differently by a regulatory authority.

New Accounting Pronouncements

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 generally does not require any new fair value measurements. However, in some cases, the application of SFAS 157 in the future may change Entergy Texas' practice for measuring and disclosing fair values under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for Entergy Texas in the first quarter 2008 and will be applied prospectively. Entergy Texas does not expect the application of SFAS 157 to materially affect its financial position, results of operations, or cash flows.

The FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159) during the first quarter 2007. SFAS 159 provides an option for companies to select certain financial assets and liabilities to be accounted for at fair value with changes in the fair value of those assets or liabilities being reported through earnings. The intent of the standard is to mitigate volatility in reported earnings caused by the application of the more complicated fair value hedging accounting rules. Under SFAS 159, companies can select existing assets or liabilities for this fair value option concurrent with the effective date of January 1, 2008 for companies with fiscal years ending December 31 or can select future assets or liabilities as they are acquired or entered into. Entergy Texas does not expect that the adoption of this standard will have a material effect on its financial position, results of operations, or cash flows.

The FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)) during the fourth quarter 2007. The significant provisions of SFAS 141R are that: (i) assets, liabilities and non-controlling (minority) interests will be measured at fair market value; (ii) costs associated with the acquisition such as transaction-related costs or restructuring costs will be separately recorded from the acquisition and expensed as incurred; (iii) any excess of fair market value of the assets, liabilities and minority interests acquired over the fair market value of the purchase price will be recognized as a bargain purchase and a gain recorded at the acquisition date; and (iv) contractual contingencies resulting in potential future assets or liabilities will be recorded at fair market value at the date of acquisition. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date.

The FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160) during the fourth quarter 2007. SFAS 160 enhances disclosures surrounding minority interests in the balance sheet, income statement and statement of comprehensive income. SFAS 160 will also require a parent to record a gain or loss when a subsidiary in which it retains a minority interest is deconsolidated from the parent company. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 160 before that date.

In April 2007 the FASB issued Staff Position No. 39-1, "Amendment of FASB Interpretation No. 39" (FSP FIN 39-1).  FSP FIN 39-1 allows an entity to offset the fair value of a receivable or payable against the fair value of a derivative that is executed with the same counterparty under a master netting arrangement.  This guidance becomes effective for fiscal years beginning after November 15, 2007.  Entergy Texas does not expect these provisions to have a material effect on it its financial position.

NOTE 2.         RATE AND REGULATORY MATTERS

Regulatory Assets

Other Regulatory Assets

Entergy Texas is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. In addition to the regulatory assets that are specifically disclosed on the face of the balance sheets, the table below provides detail of "Other regulatory assets" that are included on Entergy Texas' balance sheets as of December 31, 2007 and 2006:
	2007	2006
	(In Millions)
Depreciation re-direct (b)	-	79.1
Pension & postretirement costs (Note 8 - Qualified Pension Plans and Non-Qualified Pension Plans) (b)	49.0	48.2
Provision for storm damages, including Hurricane Rita costs - recovered through securitization, insurance proceeds (Note 2 - Storm Cost Recovery Filings with Retail Regulator), and through retail rates (a)	465.2	441.2
Transition to competition - recovered through February 2021 (Note 2 - Retail Rate Proceedings - Filings with the PUCT and Texas Cities)	112.9	117.8
Unamortized loss on reacquired debt - recovered over term of debt	15.9	18.9
Other	2.9	3.8
Entergy Texas Total	$645.9	$709.0

(a)

As a result of Hurricane Rita that hit Entergy Texas' service territory in September 2005, Entergy Texas recorded accruals for the estimated storm restoration costs and originally recorded some of these costs as regulatory assets because management believes that recovery of these prudently incurred costs through some form of regulatory mechanism is probable. Entergy Texas is pursuing a broad range of initiatives to recover storm restoration costs. Initiatives include obtaining reimbursement of certain costs covered by insurance, pursuing recovery through existing or new rate mechanisms regulated by the FERC and local regulatory bodies, and securitization. Entergy Texas has received approval from state regulators for recovery of a portion of the storm restoration costs. In addition, it has received insurance proceeds. The cost recovery mechanism and approvals are discussed below.

(b)	Does not earn a return on investment, but is offset by related liabilities.

Fuel and purchased power cost recovery

Entergy Texas is allowed to recover certain fuel and purchased power costs through fuel mechanisms included in electric and gas rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and the current fuel and purchased power costs is recorded as "Deferred fuel costs" in the financial statements. The amount of deferred fuel costs as of December 31, 2007 was $67.3 million and as of December 31, 2006 was $45.7 million that Entergy Texas expects to refund through fuel mechanisms, subject to subsequent regulatory review.

Entergy Texas' rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including carrying charges, not recovered in base rates. The fixed fuel factor formula was revised and approved by a PUCT order in August 2006. The new formula was implemented in September 2006. Under the new methodology, semi-annual revisions of the fixed fuel factor will continue to be made in March and September based on the market price of natural gas and changes in fuel mix. Entergy Texas will likely continue to use this methodology until the start of retail open access, which has been delayed. The amounts collected under Entergy Texas' fixed fuel factor and any interim surcharge implemented until the date retail open access commences are subject to fuel reconciliation proceedings before the PUCT.

Entergy Texas filed with the PUCT in July 2005 a request for implementation of an incremental purchased capacity recovery rider, consistent with the Texas legislation discussed below under "Electric Industry Restructuring in Texas." Through this rider, Entergy Texas sought to recover $23.1 million annually in incremental revenues which represents the incremental purchased capacity costs, including Entergy Texas' obligation to purchase power from Entergy Louisiana's recently acquired Perryville plant, over what is already in Entergy Texas' base rates. A non-unanimous settlement was reached with most of the parties that allowed for the implementation of an $18 million annual rider effective December 1, 2005. The settlement also provided for a fuel reconciliation to be filed by Entergy Texas by May 15, 2006, which has been filed as discussed below, that would resolve the remaining issues in the case with the exception of the amount of purchased power in current base rates and the costs to which load growth is attributed, both of which were settled. The hearing with respect to the non-unanimous settlement was conducted in October 2005 before an ALJ, who issued a Proposal for Decision supporting the settlement. In December 2005, the PUCT approved the settlement and entered an order consistent with this approval in February 2006. The amounts collected by the purchased capacity recovery rider are subject to reconciliation.

In September 2007, Entergy Texas filed with the PUCT a request to increase its incremental purchased capacity recovery rider to collect approximately $25 million on an annual basis. This filing also includes a request to implement an interim surcharge to collect approximately $10 million in under-recovered incremental purchased capacity costs incurred through July 2007. In January 2008, Entergy Texas filed with the PUCT a stipulation and settlement agreement among the parties that agrees to implementation of the interim surcharge over a two-month period and agrees that the incremental capacity recovery rider will be set to collect $21 million on an annual basis effective February 2008. The PUCT approved the agreement in February 2008. Amounts collected through the rider and interim surcharge are subject to final reconciliation.

In October 2007, Entergy Texas filed a request with the PUCT to refund $45.6 million, including interest, of fuel cost recovery over-collections through September 2007. In January 2008, Entergy Texas filed with the PUCT a stipulation and settlement agreement among the parties that updated the over-collection balance through November 2007 and establishes a refund amount, including interest, of $71 million. The refund is to be made over a two-month period beginning February 2008. The PUCT approved the agreement in February 2008. As part of the settlement, Entergy Texas made a compliance filing on January 2008 describing how the 2007 System Agreement equalization receipts were allocated between Entergy Texas and Entergy Gulf States Louisiana. Several parties have intervened, but no hearing has been set. Amounts refunded through the interim fuel refund are subject to final reconciliation in a future fuel reconciliation proceeding.

In March 2007, Entergy Texas filed a request with the PUCT to refund $78.5 million, including interest, of fuel cost recovery over-collections through January 2007. In June 2007 the PUCT approved a unanimous stipulation and settlement agreement that updated the over-collection balance through April 2007 and established a refund amount, including interest, of $109.4 million. The refund was made over a two-month period beginning with the first billing cycle in July 2007. Amounts refunded through the interim fuel refund are subject to final reconciliation in a future fuel reconciliation proceeding.

The Entergy Texas rate filing made with the PUCT in September 2007, which is discussed below, includes a request to reconcile $858 million in fuel and purchased power costs on a Texas retail basis incurred over the period January 2006 through March 2007.

In May 2006, Entergy Texas filed with the PUCT a fuel and purchased power reconciliation case covering the period September 2003 through December 2005 for costs recoverable through the fixed fuel factor rate and the incremental purchased capacity recovery rider. Entergy Texas sought reconciliation of $1.6 billion of fuel and purchased power costs on a Texas retail basis. A hearing was conducted before the ALJs in April 2007. In July 2007, the ALJs issued a proposal for decision recommending that Entergy Texas be authorized to reconcile all of its requested fixed fuel factor expenses and recommending a minor exception to the incremental purchased capacity recovery calculation. The ALJs also recommended granting an exception to the PUCT rules to allow for recovery of an additional $11.4 million in purchased power capacity costs. In September 2007, the PUCT issued an order, which affirmed the ultimate result of the ALJs' proposal for decision. Upon motions for rehearing, the PUCT added additional language in its order on rehearing to further clarify its position that 30% of River Bend should not be regulated by the PUCT. Two parties filed a second motion for rehearing, but the PUCT declined to address them. The PUCT's decision has been appealed to the Travis County District Court.

Storm Cost Recovery Filings with Retail Regulator

In July 2006, Entergy Texas filed an application with the PUCT with respect to its Hurricane Rita reconstruction costs incurred through March 2006. The filing asked the PUCT to determine the amount of reasonable and necessary hurricane reconstruction costs eligible for securitization and recovery, approve the recovery of carrying costs, and approve the manner in which Entergy Texas allocates those costs among its retail customer classes. In December 2006, the PUCT approved $381 million of reasonable and necessary hurricane reconstruction costs incurred through March 31, 2006, plus carrying costs, as eligible for recovery. After netting expected insurance proceeds, the amount is $353 million.

In April 2007, the PUCT issued its financing order authorizing the issuance of securitization bonds to recover the $353 million of hurricane reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC (Entergy Gulf States Reconstruction Funding), a company wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds). With the proceeds, Entergy Gulf States Reconstruction Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. Entergy Texas will use the proceeds to refinance or retire debt and to reduce equity. In February 2008, Entergy Texas returned $150 million of capital to Entergy Corporation. Entergy Texas began cost recovery through the transition charge in July 2007, and the transition charge is expected to remain in place over a 15-year period. See Note 5 to the financial statements for additional information regarding the securitization bonds.

Retail Rate Proceedings

Filings with the PUCT and Texas Cities

Retail Rates

Entergy Texas made a rate filing in September 2007 with the PUCT requesting an annual rate increase totaling $107.5 million, including a base rate increase of $64.3 million and special riders totaling $43.2 million. The base rate increase includes $12.2 million for the storm damage reserve. Entergy Texas is requesting an 11% return on common equity. In December 2007 the PUCT issued an order setting September 26, 2008 as the effective date for the rate change from the rate filing. The hearing on the rate case is scheduled for May 2008.

Entergy Texas' base rates are currently set at rates approved by the PUCT in June 1999. As discussed in "Electric Industry Restructuring in Texas" below, a Texas law was enacted in June 2005 which includes provisions in the Texas legislation regarding Entergy Texas' ability to file a general rate case and to file for recovery of transition to competition costs. As authorized by the legislation, in August 2005, Entergy Texas filed with the PUCT an application for recovery of its pre-July 2005 transition to competition costs. Entergy Texas requested recovery of $189 million in transition to competition costs through implementation of a 15-year rider to be effective no later than March 1, 2006. The $189 million represents transition to competition costs Entergy Texas incurred from June 1, 1999 through June 17, 2005 in preparing for competition in its Texas service area, including attendant AFUDC, and projected carrying costs. The $189 million is before any gross-up for taxes or carrying costs over the 15-year recovery period. Entergy Texas reached a unanimous settlement agreement, which the PUCT approved in June 2006, on all issues with the active parties in the transition to competition cost recovery case. The agreement allows Entergy Texas to recover $14.5 million per year in transition to competition costs over a 15-year period. Entergy Texas implemented rates based on this revenue level on March 1, 2006. The formal settlement agreement was approved by the PUCT in June 2006.

The Texas law enacted also allowed Entergy Texas to file with the PUCT for recovery of certain incremental purchased capacity costs. Proceedings involving this rider are discussed above under "Fuel and Purchased Power Cost Recovery."

Electric Industry Restructuring in Texas

In June 2005, a Texas law was enacted which provides that:

  Entergy Gulf States, Inc. was authorized by law to proceed with a jurisdictional separation into two vertically integrated utilities, one subject to the sole retail jurisdiction of the LPSC and one subject to the sole retail jurisdiction of the PUCT;
  the portions of all prior PUCT orders requiring Entergy Texas to comply with any provisions of Texas law governing transition to retail competition are void;
  Entergy Texas had to file a plan by January 1, 2006, identifying the power region(s) to be considered for certification and the steps and schedule to achieve certification (additional discussion below);
  Entergy Texas had to file a transition to competition plan no later than January 1, 2007 (additional discussion below), that addressed how Entergy Texas intended to mitigate market power and achieve full customer choice, including potential construction of additional transmission facilities, generation auctions, generation capacity divestiture, reinstatement of a customer choice pilot project, establishment of a price to beat, and other measures;
  Entergy Texas' rates are subject to cost-of-service regulation until retail customer choice is implemented;
  Entergy Texas could not file a general base rate case before June 30, 2007, with rates to be effective no earlier than June 30, 2008, but could seek before then the recovery of certain incremental purchased power capacity costs, adjusted for load growth, not in excess of five percent of its annual base rate revenues (as discussed above in " Fuel and Purchased Power Cost Recovery," in December 2005 Entergy Texas implemented a PUCT-approved annual incremental purchased capacity recovery rider); and
  Entergy Texas may recover over a period not to exceed 15 years reasonable and necessary transition to competition costs incurred before the effective date of the legislation and not previously recovered, with appropriate carrying charges (as discussed above in "Filings with the PUCT and Texas Cities," in March 2006, Entergy Texas implemented PUCT-approved rates for recovery of its transition to competition costs).

In December 2005, Entergy Texas made the filing regarding the identification of power region(s) required by the 2005 legislation, and based on the statutory requirements for the certification of a qualified power region (QPR), previous PUCT rulings, and Entergy Texas' geographical location, Entergy Texas identified three potential power regions:

1. Electric Reliability Council of Texas (ERCOT) as the power region and Independent Organization (IO);

2. Southwest Power Pool (SPP) as the power region and IO; and

3. the Entergy market as the power region and the Independent Coordinator of Transmission (ICT) as the IO.

Based on previous rulings of the PUCT, and absent reconsideration of those rulings, Entergy Texas believes that the third alternative, an ICT operating in Entergy's market area, is not likely to be a viable QPR alternative at this time. Accordingly, while noting this alternative, Entergy Texas' December 2005 filing focused on the first two alternatives, which were expected to meet the statutory requirements for certification so long as certain key implementation issues could be resolved. Entergy Texas' filing enumerated and discussed the corresponding steps and included a high-level schedule associated with certifying either of these two power regions.

Entergy Texas' filing did not make a recommendation between ERCOT and the SPP as a power region. Rather, the filing discussed the major issues that must be resolved for either of those alternatives to be implemented. In the case of ERCOT, the major issue is the cost and time related to the construction of facilities to interconnect Entergy Texas' operations with ERCOT, while addressing the interest of Entergy Texas' retail customers and certain wholesale customers in access to generation outside of Texas. With respect to the SPP, the major issue is the development of protocols that would ultimately be necessary to implement retail open access. Entergy Texas recommended that the PUCT open a project for the purpose of involving stakeholders in the selection of the single power region that Entergy Texas should request for certification. In August 2006, the PUCT staff recommended that Entergy Texas be required to provide additional information on both the ERCOT option and the SPP option. The PUCT accepted the PUCT staff's recommendation and stated the need for a "robust record" to make a decision on the applicable power region.

As required by the June 2005 legislation, Entergy Texas filed its proposed transition to competition plan in December 2006. The plan provides that to achieve full customer choice, Entergy Texas should join ERCOT because ERCOT already has all of the prerequisites for retail choice. Pursuant to PUCT order, in June 2007 Entergy Texas filed a restatement of the plan, in which Entergy Texas requested that the PUCT approve a "Financial Stability Provision" that is designed to ensure that Entergy Texas' proposed integration with ERCOT will not, during the necessary construction period, cause deterioration of its credit quality and financial strength. The June 2007 filing also proposed a rule making process to implement the Financial Stability Provision and to consider the construction and ownership of necessary ERCOT integration facilities by third parties. The filing also eliminated from the plan certain provisions whereby Entergy Texas had the ability in its sole discretion to cease pursuit of the plan. Under Entergy Texas' plan, retail open access could commence as early as 2013, although that is unlikely given the PUCT's decision described below. Entergy Texas' plan included an estimate that direct construction costs for facilities to interconnect Entergy Texas' operations with ERCOT could be approximately $1 billion. PUCT hearings on Entergy Texas' plan were completed in July 2007. In October 2007, the PUCT abated the proceeding to allow the Southwest Power Pool (SPP) to develop additional information about the costs and benefits of Entergy Texas joining the SPP similar to information presented regarding Entergy Texas joining ERCOT. The SPP filed a work plan that estimates that it will take nine months from the time the study commences (January 2008) to develop this type of information. Entergy Texas filed a motion for reconsideration, in which it asked the PUCT to also allow for an update to the ERCOT cost study. In a November 2007 order clarifying its order that abated the docket, the PUCT approved the SPP's work plan, ordered Entergy Texas to provide an updated analysis of the costs and benefits of remaining in the SERC Reliability Corporation, but deferred Entergy Texas' request to allow for an update to the ERCOT cost study.

In December 2006, the PUCT asked for parties to brief the effects of the 2005 legislation on the competition dockets of Entergy Texas, most notably, the settlement that the parties entered with respect to the unbundling of Entergy Texas for retail open access. Finding that the 2005 legislation now provides the mechanism by which Entergy Texas will transition to competition, the PUCT, on February 1, 2007, dismissed Entergy Texas' unbundled cost of service proceeding. After analyzing the PUCT's decision, Entergy Texas recorded a provision for its estimated exposure related to certain past fuel cost recoveries that may be credited to customers.

NOTE 3.         INCOME TAXES

Income tax expenses for 2007, 2006, and 2005 for Entergy Texas consists of the following:
	2007	2006	2005
	(In Thousands)
Current:
Federal	($280,094)	($61,606)	($281,046)
State	6,061	119	(183)
Total	(274,033)	(61,487)	(281,229)
Deferred - net	311,863	90,416	300,028
Investment tax credit
adjustments - net	(1,581)	(1,604)	(1,607)
Recorded income tax expense	$36,249	$27,325	$17,192

Total income taxes for Entergy Texas differ from the amounts computed by applying the statutory income tax rate to income before taxes. The reasons for the differences for the years 2007, 2006, and 2005 are:
	2007	2006	2005
	(In Thousands)

Net income	$58,921	$54,137	$48,916
Income taxes	36,249	27,325	17,192
Pretax income	$95,170	$81,462	$66,108

Computed at statutory rate (35%)	$33,310	$28,512	$23,138
Increases (reductions) in tax
Resulting from:
State income taxes net of
federal income tax effect	3,739	-	-
Regulatory differences -
utility plant items	1,122	4,579	1,533
Amortization of investment
tax credits	(1,621)	(1,594)	(1,594)
Flow-through/permanent
differences	(1,012)	(4,411)	(6,597)
Other - net	711	239	712
Total income taxes	$36,249	$27,325	$17,192

Effective Income Tax Rate	38.1%	33.5%	26.0%

Significant components of net deferred and long-term accrued tax liabilities for Entergy Texas as of December 31, 2007 and 2006 are as follows:
	2007	2006
	(In Thousands)
Deferred and Long-term Accrued Tax Liabilities:
Net regulatory assets/liabilities	($96,534)	($94,981)
Plant-related basis differences - net	(578,643)	(580,712)
Pension-related items	(11,987)	(6,666)
Reserve for regulatory adjustments	(4,007)	(2,620)
Other	(22,034)	(23,632)
Total	(713,205)	(708,611)

Deferred Tax Assets:
Accumulated deferred investment tax credit	9,003	9,466
NOL carryforward	576	191,061
Unbilled/Deferred revenues	18,839	19,033
Deferred fuel	3,308	3,012
Rate refund	88	88
Other	8,205	7,194
Total	40,019	229,854

Net deferred tax liability	($673,186)	($478,757)

Income Tax Audits and Litigation

Entergy Corporation and the majority of its subsidiaries, including Entergy Texas, join annually in the filing of a consolidated U.S. federal income tax return. Entergy and its subsidiaries also file income tax returns in various state and foreign jurisdictions. Consolidated income taxes are allocated to the subsidiaries in proportion to their contribution to consolidated taxable income. With few exceptions, as discussed below, Entergy is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2004.

Entergy entered into an agreement with the IRS Appeals Division in the second quarter 2007 to partially settle tax years 1999 - 2001. Entergy will litigate the following issues that it is not settling:

  The ability to credit the U.K. Windfall Tax against U.S. tax as a foreign tax credit - Entergy expects that the total tax to be included in IRS Notices of Deficiency already issued and to be issued in the future on this issue will be $152 million. The U.K. Windfall Tax relates to Entergy's former investment in London Electricity. The tax and interest associated with this issue total $216 million for all open tax years.
  The validity of Entergy's change in method of tax accounting for street lighting assets and the related increase in depreciation deductions - Entergy expects that the total tax to be included in IRS Notices of Deficiency already issued and to be issued in the future on this issue will be $26 million. The federal and state tax and interest associated with this issue total $42 million for all open tax years.
  The allowance of depreciation deductions that resulted from Entergy's purchase price allocations on its acquisitions of its nuclear power plants - Entergy expects that the total tax to be included in IRS Notices of Deficiency already issued and to be issued in the future on this issue will be $34 million. The federal and state tax and interest associated with this issue total $40 million for all open tax years.

On February 21, 2008, the IRS issued the Statutory Notice of Deficiency relative to the above issues. As stated above, Entergy will pursue these issues in court.

The U.K. Windfall Tax and street lighting issues are already docketed in U.S. Tax Court for tax years 1997 and 1998 with a trial date set in the second quarter 2008.

The IRS completed its examination of the 2002 and 2003 tax returns and issued an Examination Report on June 29, 2007. During the examination, Entergy agreed to adjustments related to its method of accounting for income tax purposes related to 1) its wholesale electric power contracts and 2) the simplified method of allocating overhead or "mixed service costs" provided for under IRS regulations, which affects the amount of cost of goods sold related to the production of electricity. Entergy's agreement with the IRS on electric power contracts involved an adjustment to reduce Entergy Louisiana Holdings' deduction related to its accounting for the contract to purchase power from the Vidalia hydroelectric project.

The agreement on overhead allocation methodology related to Entergy's Utility operating companies 2003 filing of a change in tax accounting method for the allocation of "mixed service costs" to self-produced assets. Entergy reached a settlement agreement sustaining approximately $700 million of the Utility operating companies' deductions related to the method change for the year ended December 31, 2003.

As Entergy has a consolidated net operating loss for 2003, these adjustments have the effect of reducing the consolidated net operating loss carryover and do not require a payment to the IRS at this time. The settlement did not have a material impact on Entergy Texas' earnings. Proposed IRS regulations, effective in year 2005, could substantially reduce the benefit of the 2003 settlement.

Subsequently, Entergy filed an amended 2004 tax return which capitalized $2.8 billion of costs to inventory. These costs are not part of the settlement agreement with the IRS and are subject to IRS scrutiny. Overall, on a consolidated basis, using a with and without methodology, there has been an estimated $20 million state cash tax benefit, but only a $2 million federal cash tax benefit from the cost of goods sold method changes. On a separate company basis, however, Entergy currently estimates there has been no cumulative federal and state cash tax benefit through 2007 for Entergy Texas. The estimates of cumulative cash tax benefit are dependent on the outcome of several tax items (including mark to market elections and storm cost deductions). Should these other items fail to be sustained on audit, the estimated cash tax impact of these tax accounting method changes for cost of goods sold would be significantly greater. Were the IRS to successfully deny the use of Entergy's tax accounting method for cost of goods sold, Entergy Texas would have to pay back under Entergy's intercompany tax allocation agreement any benefits received.

In the report for the 2002-2003 audit cycle, the IRS also proposed adjustments which Entergy did not agree to as follows: 1) the U.K. Windfall Tax foreign tax credit issue mentioned above; 2) the street lighting issue mentioned above; 3) certain repair deductions; 4) deductions claimed for research and experimentation (R&E) expenditures; 5) income tax credits claimed for R&E; and 6) a 2003 deduction associated with the revisions to the emergency plans at the Indian Point Energy Center. Regarding all of these issues, Entergy disagrees with the IRS Examination Division position and filed a formal protest on July 30, 2007 with the IRS and will pursue administrative relief within the IRS Appeals Division.

Entergy Texas believes that the provisions recorded in its financial statements are sufficient to address these issues as well as other liabilities that are reasonably estimable, including an estimate of probable interest expense, associated with all uncertain tax positions.

The IRS commenced an examination of Entergy's 2004 and 2005 U.S. income tax returns in the fourth quarter 2007. As of December 31, 2007, the IRS has not proposed any adjustments to Entergy's computation of tax for those years.

FASB Interpretation No. 48

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) was issued in July 2006. FIN 48 establishes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. If a tax deduction is taken on a tax return, but does not meet the more-likely-than-not recognition threshold, an increase in income tax liability, above what is payable on the tax return, is required to be recorded. Entergy Texas adopted the provisions of FIN 48, on January 1, 2007. A reconciliation of Entergy Texas' beginning and ending amount of unrecognized tax benefits is as follows:
Amount
(In Thousands)
Balance at January 1, 2007 upon implementation	$49,344
Additions based on tax positions related to the current year	596
Additions for tax positions of prior years	48,249
Reductions for tax positions of prior years	(1,362)
Settlements	(10,095)
Balance at December 31, 2007	$86,732

Included in the December 31, 2007 balance of unrecognized tax benefits are amounts for tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the effect of deferred tax accounting, other than on interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Entergy Texas' balances of unrecognized tax benefits included $2.4 million as of January 1, 2007 and $1.8 million as of December 31, 2007 that could affect the effective income tax rate.

Entergy Texas accrues interest and penalties related to unrecognized tax benefits in income tax expense. Included in the balances of unrecognized tax benefits were accruals for the possible payment of interest and penalty of $2.7 million as of January 31, 2007 and $1.4 million as of December 31, 2007.

Entergy Texas does not expect that total unrecognized tax benefits will significantly change within the next twelve months; however, the results of audit settlements and pending litigation could result in changes to this total. Entergy Texas is unable to predict or quantify any changes at this time.

NOTE 4.         REVOLVING CREDIT FACILITIES, LINES OF CREDIT AND SHORT-TERM BORROWINGS

In August 2007, Entergy Gulf States, Inc. entered into a $200 million, 5-year bank credit facility, with the ability to issue letters of credit against the facility. As of December 31, 2007, the Entergy Gulf States, Inc. credit facility split into two separate credit facilities, a $100 million credit facility available to Entergy Gulf States Louisiana and a $100 million credit facility expected to become available to Entergy Texas in March 2008 after the filing of this Form 10 and the fulfillment of certain other closing conditions. Following are details of the Entergy Texas credit facility:
Expiration Date	Amount of Facility	Interest Rate (a)	Amount Drawn as of Dec. 31, 2007

August 2012	$100 million (b)	5.025%	-

(a)	The interest rate is the weighted average interest rate as of December 31, 2007 that would be applied to outstanding borrowings under the facility. The facility also has a commitment fee of 0.125%.
(b)

The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2007, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, the transition bonds issued by Entergy Gulf States Reconstruction Funding I, LLC are excluded from debt and capitalization in calculating the debt ratio.

The short-term borrowings of Entergy Texas are limited to amounts authorized by the FERC. The current FERC-authorized limits are effective through November 8, 2009. In addition to borrowings from commercial banks, Entergy Texas is authorized under a FERC order to borrow from the Entergy System money pool. The money pool is an inter-company borrowing arrangement designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external borrowings combined may not exceed the FERC authorized limits. As of December 31, 2007, Entergy Texas' FERC-authorized limit for short-term borrowings was $200 million. Entergy Texas had no outstanding short-term borrowings from the money pool as of December 31, 2007.

NOTE 5.         LONG - TERM DEBT

Entergy Gulf States Louisiana remains primarily liable for all of the long-term debt issued by Entergy Gulf States, Inc. that was outstanding on December 31, 2007. Under a debt assumption agreement with Entergy Gulf States Louisiana, Entergy Texas assumed its pro rata share of this long-term debt, which was approximately 46%. The pro rata share of the long-term debt assumed by Entergy Texas was determined by first determining the net assets for each company on a book value basis, and then calculating a debt assumption ratio that resulted in the common equity ratios for each company being approximately the same as the Entergy Gulf States, Inc. common equity ratio immediately prior to the jurisdictional separation. Entergy Texas' debt assumption does not discharge Entergy Gulf States Louisiana's liability for the long-term debt. To secure its debt assumption obligations, Entergy Texas granted to Entergy Gulf States Louisiana a first lien on Entergy Texas' assets that were previously subject to the lien of the Entergy Gulf States, Inc. mortgage. Entergy Texas has until December 31, 2010 to repay the assumed debt. Entergy Texas has received a FERC long-term financing order authorizing long-term securities issuances.

Following is the long-term debt issued by Entergy Gulf States, Inc. that was outstanding on December 31, 2007 with the amounts allocated to Entergy Texas. Also included are the securitization bonds issued by Entergy Gulf States Reconstruction Funding I that are described in further detail below in this Note.

	2007	2006
	(In Thousands)
Mortgage Bonds share assumed under debt assumption agreement:
3.6% Series due June 2008	$148,837	$148,837
Libor + 0.75% Series due December 2008	160,286	160,286
Libor + 0.4% Series due December 2009	100,509	103,050
5.12 % Series due August 2010	45,796	45,796
4.875% Series due November 2011	91,592	91,592
6.0% Series due December 2012	64,114	64,114
5.6% Series due December 2014	22,898	22,898
5.70% Series due June 2015	91,592	91,592
5.25% Series due August 2015	91,592	91,592
6.2% Series due July 2033	109,911	109,911
6.18% Series due March 2035	38,927	38,927
Total mortgage bonds	966,054	968,595
Governmental Bonds share assumed under debt assumption agreement (a):
5.45% Series due 2010, Calcasieu Parish	10,120	10,120
6.75% Series due 2012, Calcasieu Parish	22,115	22,115
6.7% Series due 2013, Pointe Coupee Parish	7,990	7,990
5.7% Series due 2014, Iberville Parish	9,890	9,890
5.8% Series due 2015, West Feliciana Parish	13,005	13,005
7.0% Series due 2015, West Feliciana Parish	22,440	22,440
5.8% Series due 2016, West Feliciana Parish	9,160	9,160
6.6% Series due 2028, West Feliciana Parish	18,320	18,320
Total governmental bonds	113,040	113,040
Other Long-Term Debt
5.51% Series Senior Secured, Series A due October 2013	93,500	-
5.79% Series Senior Secured, Series A due October 2018	121,600	-
5.93% Series Senior Secured, Series A due June 2022	114,400	-
Unamortized Premium and Discount - Net	(1,022)	(1,048)
Other	5,414	5,093
Total Long-Term Debt	1,412,986	1,085,680
Less Amount Due Within One Year	309,123	-
Long-Term Debt Excluding Amount Due Within One Year	$1,103,863	$1,085,680

Fair Value of Long-Term Debt (b)	$1,378,945	$1,068,050

(a)	Consists of pollution control revenue bonds and environmental revenue bonds.
(b)	The fair value includes debt due within one year. It is determined using bid prices reported by dealer markets and by nationally recognized investment banking firms.

The annual long-term debt maturities for the next five years for long-term debt as of December 31, 2007, are as follows:
Amount
(In Thousands)

2008	$309,123
2009	$100,509
2010	$669,462
2011	-
2012	-

Entergy Texas Securitization Bonds

In April 2007, the PUCT issued a financing order authorizing the issuance of securitization bonds to recover $353 million of Entergy Texas' Hurricane Rita reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC, a company wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds), as follows:
Amount
(In Thousands)
Senior Secured Transition Bonds, Series A:
Tranche A-1 (5.51%) due October 2013	$93,500
Tranche A-2 (5.79%) due October 2018	121,600
Tranche A-3 (5.93%) due June 2022	114,400
Total senior secured transition bonds	$329,500

Although the principal amount of each tranche is not due until the dates given above, Entergy Gulf States Reconstruction Funding expects to make principal payments on the bonds over the next five years in the amounts of $19.1 million for 2008, $17.7 million for 2009, $18.6 million for 2010, $19.7 million for 2011, and $20.8 million for 2012. All of the scheduled principal payments for 2008-2012 are for Tranche A-1, except for $2.3 million for Tranche A-2 in 2012.

With the proceeds, Entergy Gulf States Reconstruction Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. Entergy Texas began cost recovery through the transition charge in July 2007. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Gulf States Reconstruction Funding, including the transition property, and the creditors of Entergy Gulf States Reconstruction Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Gulf States Reconstruction Funding except to remit transition charge collections.

NOTE 6.         COMMITMENTS AND CONTINGENCIES

Entergy Texas is involved in a number of legal, regulatory, and tax proceedings before various courts, regulatory commissions, and governmental agencies in the ordinary course of business. While management is unable to predict the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material adverse effect on Entergy Texas' results of operations, cash flows, or financial condition. Entergy Texas discusses regulatory proceedings in Note 2 to the financial statements and discusses tax proceedings in Note 3 to the financial statements.

Conventional Property Insurance

Entergy's conventional property insurance program provides coverage up to $400 million on an Entergy system-wide basis for all operational perils including direct physical loss or damage due to machinery breakdown, electrical failure, fire, lightning, hail, and explosion on an "each and every loss" basis. In addition to this coverage, the program provides coverage up to $350 million on an Entergy system-wide basis for all natural perils including named windstorm, earthquake and flood on an annual aggregate basis. The coverage is subject to a $20 million self-insured retention per occurrence for operational perils or a 2% of the insured loss retention per occurrence for natural perils (up to a $35 million maximum self-insured retention). Covered property generally includes power plants, substations, facilities, inventories, and gas distribution-related properties. Excluded property generally includes above-ground transmission and distribution lines, poles, and towers. The primary property program consists of a $150 million layer in excess of the self-insured retention and is placed through various insurers. The excess program consists of a $250 million layer in excess of the $150 million primary program for operational perils and a $150 million layer in excess of the $150 million primary program for natural perils and is placed on a quota share basis through several insurers. The natural perils additional layer program consists of a $50 million layer in excess the $150 million excess program and is also placed on a quota share basis through several insurers. Coverage is in place for Entergy Corporation and certain other Entergy subsidiaries, including Entergy Texas.

Hurricane Katrina and Hurricane Rita Claims

Entergy has received a total of $134.5 million as of December 31, 2007 on its Hurricane Katrina and Hurricane Rita insurance claims, including $69.5 million that Entergy received in the second quarter 2007 in settlement of its Hurricane Katrina claim with one of its two excess insurers. Of the $134.5 million received, $33.2 million was allocated to Entergy Gulf States, Inc. (including $20.7 million to Entergy Texas). In the third quarter 2007, Entergy filed a lawsuit in the U.S. District Court for the Eastern District of Louisiana against its other excess insurer on the Hurricane Katrina claim. At issue in the lawsuit is whether any policy exclusions limit the extent of coverage provided by that insurer.

There was an aggregation limit of $1 billion for all parties insured by the primary insurer for any one occurrence at the time of the Hurricane Katrina and Rita losses, and the primary insurer notified Entergy that it expects claims for both Hurricanes Katrina and Rita to materially exceed this limit. Entergy currently estimates that its remaining net insurance recoveries for the losses caused by the hurricanes, including the effects of the primary insurance aggregation limit being exceeded and the litigation against the excess insurer, will be approximately $270 million, including $51 million for Entergy Texas.

Employment and Labor-related Proceedings

Entergy Texas and other Entergy subsidiaries are responding to various lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits under various Entergy Corporation sponsored plans. Entergy Texas and the other Entergy subsidiaries are responding to these suits and proceedings and deny liability to the claimants.

Asbestos and Hazardous Material Litigation

Numerous lawsuits have been filed in federal and state courts in Texas and Louisiana, and Mississippi primarily by contractor employees in the 1950-1980 timeframe against Entergy Gulf States, Inc. as premise owner of power plants, for damages caused by alleged exposure to asbestos or other hazardous material. Many other defendants are named in these lawsuits as well. Management believes that adequate provisions have been established to cover any exposure. Additionally, negotiations continue with insurers to recover reimbursements. Management believes that loss exposure has been and will continue to be handled successfully so that the ultimate resolution of these matters will not be material, in the aggregate, to the financial position or results of operation of these companies.

NOTE 7.         LEASES

As of December 31, 2007, Entergy Texas had non-cancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities with minimum lease payments as follows:

Year	Amount
(In Thousands)

2008	$5,197
2009	4,786
2010	4,349
2011	3,569
2012	614
Years thereafter	2,008
Minimum lease payments	$20,523

Total rental expenses for all leases amounted to $11.2 million in 2007, $8.2 million in 2006, and $7.3 million in 2005.

NOTE 8.         RETIREMENT, OTHER POSTRETIREMENT BENEFITS, AND DEFINED CONTRIBUTION PLANS

Qualified Pension Plans

Entergy has seven qualified pension plans covering substantially all of its employees. Entergy Texas participates in two of these plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees." The pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement.

Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. Entergy Texas' pension costs are recovered from customers as a component of cost of service. Entergy uses a December 31 measurement date for its pension plans.

In September 2006, FASB issued SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)," to be effective December 31, 2006. SFAS 158 requires an employer to recognize in its balance sheet the funded status of its benefit plans. This is measured as the difference between plan assets at fair value and the benefit obligation. Employers are to record previously unrecognized gains and losses, prior service costs, and the remaining transition asset or obligation as a result of adopting SFAS 87 and SFAS 106 as other comprehensive income (OCI) and/or as a regulatory asset reflective of the recovery mechanism for pension and OPEB costs in the Utility's jurisdictions. SFAS 158 also requires that changes in the funded status be recorded as other comprehensive income and/or a regulatory asset in the period in which the changes occur.

Components of Qualified Net Pension Cost and Other Amounts Recognized as a Regulatory Asset

Entergy Texas' total 2007, 2006, and 2005 qualified pension costs and amounts recognized as a regulatory asset, including amounts capitalized, included the following components:
	2007	2006	2005
	(In Thousands)
Net periodic pension cost:
Service cost - benefits earned during the period	$4,048	$4,026	$3,589
Interest cost on projected benefit obligation	13,757	13,502	13,088
Expected return on assets	(18,145)	(17,434)	(17,190)
Amortization of prior service cost	530	538	538
Recognized net loss	1,051	1,051	718
Net pension cost	$1,241	$1,683	$743

Other changes in plan assets and benefit obligations recognized as a regulatory asset (before tax)
Arising this period:
Net loss	$6,774
Amounts reclassified from regulatory asset to net periodic pension cost in the current year:
Amortization of prior service credit	(530)
Amortization of net loss	(1,051)
Total	$5,193

Total recognized as net periodic pension cost, and regulatory asset (before tax)	$6,434

Estimated amortization amounts from regulatory asset to net periodic cost in the following year
Prior service cost	$321
Net loss	$177

Qualified Pension Obligations, Plan Assets, Funded Status, and Amounts Recognized in the Balance Sheet as of December 31, 2007 and 2006:
	2007	2006
	(In Thousands)
Change in Projected Benefit
Obligation (PBO)
Balance at beginning of year	$236,142	$235,649
Service cost	4,048	4,026
Interest cost	13,757	13,502
Actuarial (gain)/loss	5,937	(3,473)
Benefits paid	(13,974)	(13,562)
Balance at end of year	$245,910	$236,142

Change in Plan Assets
Fair value of assets at beginning of year	$229,805	$208,422
Actual return on plan assets	17,307	26,468
Employer contributions	9,006	8,477
Benefits paid	(13,974)	(13,562)
Fair value of assets at end of year	$242,144	$229,805

Funded status	($3,766)	($6,337)

Amounts recognized in the balance sheet (funded status under SFAS 158)
Non-current assets	$19,128	$16,258
Non-current liabilities	(22,894)	(22,595)
Total funded status	($3,766)	($6,337)

Amounts recognized as regulatory asset
Prior service cost	$966	$1,496
Net loss	21,376	15,653
	$22,342	$17,149

Other Postretirement Benefits

Entergy also currently provides health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while still working for Entergy. Entergy uses a December 31 measurement date for its postretirement benefit plans.

Effective January 1, 1993, Entergy adopted SFAS 106, which required a change from a cash method to an accrual method of accounting for postretirement benefits other than pensions. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $128 million for Entergy Gulf States, Inc. (now split into Entergy Gulf States Louisiana and Entergy Texas.) Such obligations are being amortized over a 20-year period that began in 1993. For the most part, Entergy Texas recovers SFAS 106 costs from customers and is required to contribute postretirement benefits collected in rates to an external trust. Entergy Texas has received regulatory approval to recover SFAS 106 costs through rates. Pursuant to this regulatory directive, Entergy Texas contributes the postretirement benefit obligations collected in rates to trusts.

Components of Net Other Postretirement Benefit Cost and Other Amounts Recognized as a Regulatory Asset

Total 2007, 2006, and 2005 other postretirement benefit costs, including amounts capitalized and deferred, included the following components:
	2007	2006	2005
	(In Thousands)
Other post retirement costs:
Service cost - benefits earned during the period	$2,001	$1,621	$1,714
Interest cost on APBO	5,041	4,879	4,715
Expected return on assets	(6,787)	(5,955)	(5,271)
Amortization of transition obligation	266	266	790
Amortization of prior service cost	289	-	-
Recognized net loss	1,393	1,762	1,255
Net other postretirement benefit cost	$2,203	$2,573	$3,203

Other changes in plan assets and benefit obligations recognized as a regulatory asset (before tax)
Arising this period:
Net loss	$2,913
Amounts reclassified from regulatory asset to net periodic pension cost in the current year:
Amortization of transition obligation	(266)
Amortization of prior service cost	(289)
Amortization of net loss	(1,393)
Total	$965
Total recognized as net periodic other postretirement cost, and regulatory asset (before tax)	$3,168

Estimated amortization amounts from regulatory asset to net periodic cost in the following year
Transition obligation	$266
Prior service cost	$289
Net loss	$1,425

Other Postretirement Benefit Obligations, Plan Assets, Funded Status and Amounts Recognized in the Balance Sheet of Entergy Texas as of December 31, 2007 and 2006:

	2007	2006
	(In Thousands)
Change in APBO
Balance at beginning of year	$86,844	$85,645
Service cost	2,001	1,621
Interest cost	5,041	4,879
Plan amendments	-	1,731
Plan participant contributions	1,191	649
Actuarial (gain)/loss	1,696	(2,023)
Benefits paid	(5,715)	(5,884)
Medicare Part D subsidy received	545	226
Balance at end of year	$91,603	$86,844

Change in Plan Assets
Fair value of assets at beginning of year	$83,892	$72,870
Actual return on plan assets	5,570	8,512
Employer contributions	7,086	7,745
Plan participant contributions	1,191	649
Benefits paid	(5,715)	(5,884)
Fair value of assets at end of year	$92,024	$83,892

Funded status	$421	($2,952)

Amounts recognized in the balance sheet (SFAS 158)
Non-current asset	$421	$ -
Non-current liabilities	-	(2,952)
Total funded status	$421	($2,952)

Amounts recognized in regulatory asset (before tax)
Transition obligation	$1,325	$1,591
Prior service cost	1,442	1,731
Net loss	26,082	24,562
	$28,849	$27,884

Qualified Pension and Other Postretirement Plans' Assets

Entergy's qualified pension and postretirement plans' weighted-average asset allocations by asset category at December 31, 2007 and 2006 are as follows:

	Qualified Pension		Postretirement
	2007	2006	2007	2006

Domestic Equity Securities	44%	43%	37%	37%
International Equity Securities	20%	21%	14%	14%
Fixed-Income Securities	34%	34%	49%	49%
Other	2%	2%	-%	-%

The Plan Administrator's trust asset investment strategy is to invest the assets in a manner whereby long-term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

In the optimization study, the Plan Administrator formulates assumptions about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period.

The optimization analysis utilized in the Plan Administrator's latest study produced the following approved asset class target allocations.

	Pension	Postretirement

Domestic Equity Securities	45%	37%
International Equity Securities	20%	14%
Fixed-Income Securities	31%	49%
Other (Cash and Group Annuity Contracts)	4%	0%

These allocation percentages combined with each asset class' expected investment return produced an aggregate return expectation for the five years following the study of 7.6% for pension assets, 5.4% for taxable postretirement assets, and 7.2% for non-taxable postretirement assets.

The expected long term rate of return of 8.50% for the qualified Retirement Plans assets is based on the expected long-term return of each asset class, weighted by the target allocation for each class as defined in the table above. The source for each asset class' expected long-term rate of return is the geometric mean of the respective asset class total return. The time period reflected in the total returns is a long dated period spanning several decades.

The expected long term rate of return of 8.50% for the non-taxable VEBA trust assets is based on the expected long-term return of each asset class, weighted by the target allocation for each class as defined in the table above. The source for each asset class' expected long-term rate of return is the geometric mean of the respective asset class total return. The time period reflected in the total returns is a long dated period spanning several decades.

For the taxable VEBA trust assets the allocation has a high percentage of tax-exempt fixed income securities. The tax-exempt fixed income long-term total return was estimated using total return data from the 2007 Economic Report of the President. The time period reflected in the tax-exempt fixed income total return is 1929 to 2006. After reflecting the tax-exempt fixed income percentage and unrelated business income tax, the long-term rate of return for taxable VEBA trust assets is expected to be 6.0%.

Since precise allocation targets are inefficient to manage security investments, the following ranges were established to produce an acceptable economically efficient plan to manage to targets:

	Pension	Postretirement

Domestic Equity Securities	45% to 55%	32% to 42%
International Equity Securities	15% to 25%	9% to 19%
Fixed-Income Securities	25% to 35%	44% to 54%
Other	0% to 10%	0% to 5%

Accumulated Pension Benefit Obligation

The qualified pension accumulated benefit obligation for Entergy Texas was $225.6 million and $215.8 million at December 31, 2007 and 2006, respectively.

Estimated Future Benefit Payments

Based upon the assumptions used to measure Entergy's qualified pension and postretirement benefit obligation at December 31, 2007, and including pension and postretirement benefits attributable to estimated future employee service, Entergy Texas expects that benefits to be paid and the Medicare Part D subsidies to be received over the next ten years for Entergy Texas will be as follows:

	Estimated Future Qualified Pension Benefits Payments	Estimated Future Non-Qualified Pension Benefits Payments	Estimated Future Other Postretirement Benefits Payments	Estimated Future Medicare Part D Subsidies
	(In Thousands)
Year(s)
2008	$14,047	$1,236	$6,645	$604
2009	$14,420	$1,236	$6,882	$666
2010	$14,887	$1,233	$7,122	$724
2011	$15,426	$1,193	$7,362	$780
2012	$16,264	$1,183	$7,556	$836
2013 - 2017	$99,026	$5,531	$40,045	$4,976

Contributions

Entergy Texas expects to contribute the following to the pension and other postretirement plans in 2008:

Amount
(In Thousands)

Pension Contributions	$20,809

Other Postretirement Contributions	$7,745

Guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2008 plan year and beyond, may affect the level of Entergy's pension contributions in the future.

Actuarial Assumptions

The assumed health care cost trend rate used in measuring the APBO of Entergy was 9% for 2008, gradually decreasing each successive year until it reaches 4.75% in 2013 and beyond. The assumed health care cost trend rate used in measuring the Net Other Postretirement Benefit Cost of Entergy was 10% for 2007, gradually decreasing each successive year until it reaches 4.5% in 2012 and beyond. A one percentage point change in the assumed health care cost trend rate for 2007 would have the following effects for Entergy Texas:
	1 Percentage Point Increase		1 Percentage Point Decrease
2007	Impact on the APBO	Impact on the sum of service costs and interest cost	Impact on the APBO	Impact on the sum of service costs and interest cost
	Increase (Decrease) (In Thousands)

Entergy Texas	$9,290	$953	($8,321)	($818)

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO as of December 31, 2007, and 2006 were as follows:
	2007	2006

Weighted-average discount rate:
Pension	6.50%	6.00%
Other postretirement	6.50%	6.00%
Weighted-average rate of increase in future compensation levels	4.23%	3.25%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2007, 2006, and 2005 were as follows:
	2007	2006	2005

Weighted-average discount rate:
Pension	6.00%	5.90%	6.00%
Other postretirement	6.00%	5.90%	6.00%
Weighted-average rate of increase in future compensation levels	3.25%	3.25%	3.25%
Expected long-term rate of return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.50%	8.50%	8.50%

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. The Act introduces a prescription drug benefit cost under Medicare (Part D), which started in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

The actuarially estimated effect of future Medicare subsidies reduced the December 31, 2007 and 2006 Accumulated Postretirement Benefit Obligation and reduced the 2007, 2006, and 2005 other postretirement benefit cost as follows. Entergy Texas also received Medicare subsidies for prescription drug claims through June 2007.

Amount
(In Thousands)

Impact on 12/31/2007 APBO	($15,270)
Impact on 12/31/2006 APBO	($17,879)
Impact on 2007 other postretirement benefit cost	($688)
Impact on 2006 other postretirement benefit cost	($935)
Impact on 2005 other postretirement benefit cost	($1,126)
Medicare subsidies received in 2007 for claims through June 2007	($500)

Non-Qualified Pension Plans

Entergy also sponsors non-qualified, non-contributory defined benefit pension plans that provide benefits to certain executives. Entergy Texas participates in Entergy's non-qualified, non-contributory defined benefit pension plans that provide benefits to certain executives. The net periodic pension cost for the non-qualified plans for Entergy Texas for 2007, 2006 and 2005 was as follows (in thousands):

2007	$922
2006	$920
2005	$965

The projected benefit obligation for the non-qualified plans as of December 31, 2007 and 2006 for Entergy Texas for was as follows (in thousands):

2007	$12,465
2006	$13,335

The accumulated benefit obligation for the non-qualified plans as of December 31, 2007 and 2006 for Entergy Texas for was as follows (in thousands):

2007	$12,309
2006	$13,265

After the application of SFAS 158, the following amounts were recorded on the Entergy Texas balance sheet as of December 31, 2007 and 2006:

	2007	2006
	(In Thousands)

Current liabilities	($1,236)	($1,170)
Non-current liabilities	($11,072)	($12,076)
Total Funded Status	($12,308)	($13,246)

Regulatory Asset/(Liability)	$1,689	($2,781)

NOTE 9.         BUSINESS SEGMENT INFORMATION

Entergy Texas has one reportable segment, which is an integrated utility business. Entergy Texas' operations are managed on an integrated basis because of the substantial effect of cost-based rates and regulatory oversight on its business process, cost structures, and operating results.

NOTE 10.         TRANSACTIONS WITH AFFILIATES

Entergy Texas purchases electricity from and sells electricity to the other Entergy Utility operating companies, primarily Entergy Gulf States Louisiana, under rate schedules filed with FERC. Entergy Texas receives management, technical, advisory, operating, and administrative services from Entergy Services. These transactions are on an "at cost" basis. Additionally, as described in Note 4 to the financial statements, Entergy Texas participates in Entergy's money pool and earns interest income from the money pool. The table below reports the amounts of the affiliate transactions of Entergy Texas.

	Intercompany Revenues	Intercompany Operating Expenses	Intercompany Interest Income
	(In Millions)

2007	$348	$483	$4.1
2006	$355	$417	$1.2
2005	$468	$459	$-

NOTE 11.         QUARTERLY FINANCIAL DATA (UNAUDITED)

The business of Entergy Texas is subject to seasonal fluctuations with the peak periods occurring during the third quarter. Operating results for Entergy Texas for the four quarters of 2007 and 2006 were:

	Operating revenue	Operating income	Net income (loss)
	(In Thousands)
2007:
First Quarter	$419,388	$3,314	($3,396)
Second Quarter	$450,905	$13,147	($162)
Third Quarter	$446,130	$76,268	$40,255
Fourth Quarter	$466,500	$51,473	$22,224
2006:
First Quarter	$400,551	$11,010	$4,424
Second Quarter	$464,422	$32,127	$9,028
Third Quarter	$582,736	$59,087	$24,572
Fourth Quarter	$432,519	$6,050	$16,113

ENTERGY TEXAS, INC. AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2007, 2006, and 2005
(In Thousands)

Column A	Column B	Column C	Column D	Column E
			Other
		Additions	Changes
			Deductions
	Balance at		from	Balance
	Beginning	Charged to Income	Provisions	at End
Description	of Period	or Regulatory Assets	(Note 1)	of Period
Year ended December 31, 2007
Accumulated Provisions
Deducted from Assets--
Doubtful Accounts	$859	$59	$-	$918
Accumulated Provisions Not
Deducted from Assets:
Property insurance	($35,589)	$1,651	$20,520	($54,458)
Injuries and damages (Note 2)	5,020	2,786	3,344	4,462
Environmental	1,549	1,004	884	1,669
Total	($29,020)	$5,441	$24,748	($48,327)

Year ended December 31, 2006
Accumulated Provisions
Deducted from Assets--
Doubtful Accounts	$2,698	($1,839)	$-	$859
Accumulated Provisions Not
Deducted from Assets:
Property insurance	($192,492)	$1,651	($155,252)	($35,589)
Injuries and damages (Note 2)	4,615	3,077	2,672	5,020
Environmental	1,671	488	610	1,549
Total	($186,206)	$5,216	($151,970)	($29,020)

Year ended December 31, 2005
Accumulated Provisions
Deducted from Assets--
Doubtful Accounts	$1,639	$1,059	$-	$2,698
Accumulated Provisions Not
Deducted from Assets:
Property insurance	($12,720)	$1,651	$181,423	($192,492)
Injuries and damages (Note 2)	4,675	1,592	1,652	4,615
Environmental	1,847	1,063	1,239	1,671
Total	($6,198)	$4,306	$184,314	($186,206)

___________
Notes:
(1) Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for doubtful accounts, such deductions are reduced by recoveries of amounts previously written off.

(2) Injuries and damages provision is provided to absorb all current expenses as appropriate and for the estimated cost of settling claims for injuries and damages.

Item 3.         Properties

Information regarding Entergy Texas' properties is included in Item 1. under the section titled "ENTERGY TEXAS' BUSINESS - Property and Other Generation Resources" in this Form 10.

Item 4.         Security Ownership of Certain Beneficial Owners and Management.

Information for this item is not required as Entergy Texas is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

Item 5.         Directors and Executive Officers.

Information for this item is not required as Entergy Texas is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

Item 6.         Executive Compensation.

Information for this item is not required as Entergy Texas is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

Item 7.         Certain Relationships and Related Transactions.

Information for this item is not required as Entergy Texas is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

Item 8.         Legal Proceedings.

Details of Entergy Texas' material environmental regulation and proceedings and other regulatory proceedings and litigation that are pending or those terminated in the fourth quarter of 2007 are discussed in Item 1 under the sections titled "Retail Rate Regulation", "Environmental Regulation", and "Litigation" and in Note 2 to the financial statements.

Item 9.         Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

All of the outstanding Entergy Texas common stock is owned by Entergy Corporation, and accordingly, there is no public market for Entergy Texas' common stock. As of the date of this registration statement, there are no shares of Entergy Texas common stock that are subject to outstanding options or warrants to purchase, or securities convertible into, Entergy Texas common stock. No shares of Entergy Texas common stock can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (Securities Act).

In February 2008, Entergy Texas returned $150 million in capital to Entergy Corporation. No dividends have been paid by Entergy Texas through February 29, 2008.

Item 10.         Recent Sales of Unregistered Securities.

On December 31, 2007, forty-six million five hundred twenty-five thousand (46,525,000) shares of common stock, no par value, of Entergy Texas were issued to Entergy Corporation in consideration for the allocation of property to Entergy Texas as part of the Texas statutory merger-by-division completed by Entergy Gulf States, Inc. to effect a jurisdictional separation plan dividing Entergy Gulf States, Inc. into two separate vertically integrated utility companies, one subject to the sole retail jurisdiction of the state of Louisiana and one subject to the sole retail jurisdiction of the state of Texas. The transaction was effected pursuant to the exception from registration set forth in Section 4(2) of the Securities Act of 1933.

Item 11.         Description of Registrant's Securities to be Registered.

Authorized and Outstanding Shares

Entergy Texas' Certificate of Formation authorizes a single class of 200,000,000 shares of common stock, no par value (Common Stock). As of February 29, 2008, 46,525,000 shares of Common Stock are outstanding. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Dividend or Distribution Rights

Under the Texas Business Organizations Code (TBOC), each share of Common Stock is entitled to receive a ratable share of any dividend or other distribution. Shares of Common Stock are entitled to such dividends or other distributions as may be declared from time to time by Entergy Texas' Board of Directors. Entergy Texas may pay such dividends or other distributions on Common Stock from any funds legally available for this purpose.

Voting Rights and Cumulative Voting

Under the TBOC, each share of Common Stock is entitled to one vote on any matter on which the Entergy Texas shareholders are required or permitted to vote. Pursuant to the TBOC, no share of Common Stock is entitled to any right to cumulative voting for the election of directors.

Preemptive Rights

Pursuant to the TBOC, no share of Common Stock is entitled to any preemptive rights to purchase additional shares of Common Stock or other securities of Entergy Texas.

Liquidation Rights

Under the TBOC, in the event Entergy Texas is liquidated, dissolved or wound up, after payment (or making provision for payment) of Entergy Texas' debts and liabilities and payment of the full preferential amounts to which shares of any outstanding series of Entergy Texas preferred stock are entitled, shares of Common Stock are entitled to receive a ratable share of the balance of Entergy Texas' remaining assets, if any.

Liability

Holders of Common Stock are generally not liable for the obligations of Entergy Texas.

Restrictions on Transfer

Shares of Common Stock are not subject to any restrictions on their transfer.

Books and Records

Holders of shares of Common Stock are entitled to inspect Entergy Texas' books and records and are entitled to receive periodic financial information from Entergy Texas, in each case, as provided in the TBOC.

Item 12.         Indemnification of Directors and Officers.

Entergy Texas has insurance covering its expenditures that might arise in connection with its lawful indemnification of its directors and officers for certain of their liabilities and expenses. Entergy Texas' directors and officers also have insurance that insures them against certain other liabilities and expenses. The TBOC permit indemnification of directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, and, under Entergy Texas' Certificate of Formation and its By-Laws, its officers and directors may generally be indemnified to the full extent of such laws.

Item 13.         Financial Statements and Supplementary Data.

See Item 2 of this report.

Item 14.         Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.         Financial Statements and Exhibits.

(a)1.

Financial Statements and Independent Auditors' Reports for Entergy Texas are listed below:
  Selected Financial Data - Five Year Comparison
  Report of Independent Registered Public Accounting Firm
  Consolidated Income Statement for the years ended December 31, 2007, 2006 and 2005
  Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005
  Consolidated Balance Sheets, December 31, 2007 and 2006
  Consolidated Statements of Retained Earnings, Comprehensive Income and Paid-in Capital for the
    years ended December 31, 2007, 2006, and 2005
  Notes to Financial Statements

(a)2.

Financial Statement Schedule for the years ended December 31, 2007, 2006, and 2005:

  Schedule II - Valuation and Qualifying Accounts of Entergy Texas, Inc. and Subsidiaries

Schedules other than those listed above are omitted because they are not required, not applicable, or the required information is shown in the financial statements or notes thereto.

(a)3.

Exhibits

Exhibits for Entergy Texas are listed in the Exhibit Index. Each management contract or compensatory plan or arrangement required to be filed as an exhibit hereto is identified as such by footnote in the Exhibit Index.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no.1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 2008	ENTERGY TEXAS, INC. By: /s/ Theodore H. Bunting, Jr. Theodore H. Bunting, Jr. Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

The following exhibits indicated by an asterisk preceding the exhibit number were previously filed with the Form 10 of Entergy Texas, Inc. filed with the SEC on March 14, 2008. The balance of the exhibits have heretofore been filed with the SEC as the exhibits and in the file numbers indicated. The exhibits marked with a (+) are management contracts or compensatory plans or arrangements required to be filed herewith and required to be identified as such by Item 15 of Form 10.

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession

(i) --	Entergy Gulf States, Inc. Plan of Merger effective December 31, 2007 (2(ii) to Form 8-K15D5 dated January 7, 2008 in 333-148557).

(3) Articles of Incorporation and Bylaws

*(i) --	Certificate of Formation effective December 31, 2007.

*(ii) --	By-Laws effective December 31, 2007.

(10) Material Contracts

(i) --

Credit Agreement ($200,000,000), dated as of August 2, 2007, among Entergy Gulf States, Inc., the Banks (Citibank, N.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, Calyon New York Branch, Credit Suisse (Cayman Islands Branch), J. P. Morgan Chase Bank, N.A., KeyBank National Association, Mizuho Corporate Bank, Ltd., Morgan Stanley Bank, The Bank of New York, The Royal Bank of Scotland plc, and Wachovia Bank, National Association), Citibank, N.A., as Administrative Agent and LC Issuing Bank (10(c) to Form 10-Q for the quarter ended June 30, 2007 in 1-11299).

(ii) --	Second Amended and Restated Entergy System Agency Agreement, dated as of January 1, 2008 (10(a)2 to Form 10-K for the year ended December 31, 2007 in 1-32718).

(iii) --	Third Amendment, dated January 1, 1994, to Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement (D-3(a) to Form U5S for the year ended December 31, 1993).

(iv) --	Fourth Amendment, dated April 1, 1997, to Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement (D-5 to Form U5S for the year ended December 31, 1996).

*(v) --	Service Agreement dated as of January 1, 2008, between Entergy Texas and Entergy Services, Inc.

(vi) --	Debt Assumption Agreement, dated as of December 31, 2007, between Entergy Texas and Entergy Gulf States Louisiana, L.L.C. (4(i) to Form 8-K15D5 dated January 7, 2008 in 333-148557).

(vii) --	Mortgage and Security Agreement, dated as of December 31, 2007 (4(ii) to Form 8-K15D5 dated January 7, 2008 in 333-148557).

(viii) --	Mortgage, Deed of Trust and Security Agreement, dated as of December 31, 2007 (4(iii) - 4(iii)(r) to Form 8-K15D5 dated January 7, 2008 in 333-148557).

(ix) --

Agreement effective February 1, 1964, among Sabine River Authority, State of Louisiana; Sabine River Authority of Texas; Entergy Gulf States, Inc.; Central Louisiana Electric Company, Inc.; and Louisiana Power & Light Company, as supplemented (B to Form 8-K dated May 6, 1964, A to Form 8-K dated October 5, 1967, A to Form 8-K dated May 5, 1969, and A to Form 8-K dated December 1, 1969 in 1-27031).

87

(x) --

Ground Lease, dated August 15, 1980, between Statmont Associates Limited Partnership and Entergy Gulf States, Inc., as amended (3 to Form 8-K dated August 19, 1980 and A-3-b to Form 10-Q for the quarter ended September 30, 1983 in 1-27031).

(xi) --

Lease and Sublease Agreement, dated August 15, 1980, between Statmont Associates Limited Partnership and Entergy Gulf States, Inc., as amended (4 to Form 8-K dated August 19, 1980 and A-3-c to Form 10-Q for the quarter ended September 30, 1983 in 1-27031).

(xii) --	Lease Agreement, dated September 18, 1980, between BLC Corporation and Entergy Gulf States, Inc. (1 to Form 8-K dated October 6, 1980 in 1-27031).

(xiii) --

Joint Ownership Participation and Operating Agreement for Big Cajun among Entergy Gulf States, Inc., Cajun Electric Power Cooperative, Inc., and Sam Rayburn G&T, Inc, dated November 14, 1980 (6 to Form 8-K dated January 29, 1981 in 1-27031); Amendment No. 1, dated December 12, 1980 (7 to Form 8-K dated January 29, 1981 in 1-27031); Amendment No. 2, dated December 29, 1980 (8 to Form 8-K dated January 29, 1981 in 1-27031).

(xiv) --

Agreement of Joint Ownership Participation for Nelson Station, Coal Unit #6 among SRMPA, SRG&T, and Entergy Gulf States, Inc., dated June 6, 1980, as amended (8 to Form 8-K dated June 11, 1980, A-2-b to Form 10-Q for the quarter ended June 30, 1982; and 10-1 to Form 8-K dated February 19, 1988 in 1-27031).

(xv) --

First Amended Power Sales Agreement, dated December 1, 1985 among Sabine River Authority, State of Louisiana; Sabine River Authority, State of Texas; Entergy Gulf States, Inc.; Central Louisiana Electric Co., Inc.; and Louisiana Power and Light Company (10-72 to Form 10-K for the year ended December 31, 1985 in 1-27031).

(xvi) --

Lease Agreement, dated as of June 29, 1987, between GSG&T, Inc. and Entergy Gulf States, Inc. related to the leaseback of the Lewis Creek generating station (10-83 to Form 10-K for the year ended December 31, 1988 in 1-27031).

+(xvii) --

Deferred Compensation Plan for Directors of Entergy Gulf States, Inc. and Varibus Corporation, as amended January 8, 1987, and effective January 1, 1987 (10-77 to Form 10-K for the year ended December 31, 1986 in 1-27031). Amendment dated December 4, 1991 (10-3 to Amendment No. 8 in Registration No. 2-76551).

+(xviii) --

Trust Agreement for Deferred Payments to be made by Entergy Gulf States, Inc. pursuant to the Executive Income Security Plan, by and between Entergy Gulf States, Inc. and Bankers Trust Company, effective November 1, 1986 (10-78 to Form 10-K for the year ended December 31, 1986 in 1-27031).

+(xix) --

Trust Agreement for Deferred Installments under Entergy Gulf States, Inc. Management Incentive Compensation Plan and Administrative Guidelines by and between Entergy Gulf States, Inc. and Bankers Trust Company, effective June 1, 1986 (10-79 to Form 10-K for the year ended December 31, 1986 in 1-27031).

+(xx) --

Nonqualified Deferred Compensation Plan for Officers, Nonemployee Directors and Designated Key Employees, effective December 1, 1985, as amended, continued and completely restated effective as of March 1, 1991 (10-3 to Amendment No. 8 in Registration No. 2-76551).

88

+(xxi) --

Trust Agreement for Entergy Gulf States, Inc. Nonqualified Directors and Designated Key Employees by and between Entergy Gulf States, Inc. and First City Bank, Texas-Beaumont, N.A. (now Texas Commerce Bank), effective July 1, 1991 (10-4 to Form 10-K for the year ended December 31, 1992 in 1-27031).

+(xxii) --	Gulf States Utilities Company Executive Continuity Plan, dated January 18, 1991 (10-6 to Form 10-K for the year ended December 31, 1990 in 1-27031).

+(xxiii) --

Trust Agreement for Entergy Gulf States, Inc. Executive Continuity Plan, by and between Entergy Gulf States, Inc. and First City Bank, Texas-Beaumont, N.A. (now Texas Commerce Bank), effective May 20, 1991 (10-5 to Form 10-K for the year ended December 31, 1992 in 1-27031).

+(xxiv) --	Gulf States Utilities Board of Directors' Retirement Plan, dated February 15, 1991 (10-8 to Form 10-K for the year ended December 31, 1990 in 1-27031).

(12) Statement re Computation of Ratios

*(i) --	Computation of Ratio of Earnings to Fixed Charges.

_________________
* Filed with the Form 10 of Entergy Texas, Inc. filed with the SEC on March 14, 2008.
+ Management contracts or compensatory plans or arrangements.